FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934**

Date of Report June 29, 2005

P.E. 6-29-05

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

1. A copy of the Registrant's Annual Report to Shareholders for the fiscal year ended December 31, 2004 is furnished herewith but is not incorporated by reference into any other documents.

The following exhibit is furnished as part of this report on Form 6-K:

No.	Document
(1)	Annual Report to Shareholders for the fiscal year ended December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: June 28, 2005

By ____________________

Name: Werner Gartner

Title: Executive Vice President and Chief Financial Officer

EXHIBIT 1

Precise thinking



NovAtel



Annual
Report
2004


BEELINE













NovAtel OnBoard



Location determination has become a fundamental requirement for many consumer and commercial activities. GPS is the world's most widely used and accepted technology for precise determination of latitude, longitude and altitude.

The GPS system was founded and continues to be funded and operated by the U.S. Government. It can be accessed free of charge and provides positioning data 24 hours a day worldwide.

The GPS system is based on signals presently provided by a constellation of 30 orbiting satellites. The satellites broadcast positioning data on two frequencies, one designed for civil use and one primarily used by the military.

GPS satellites are currently being improved through a program called GPS modernization. This will add another frequency and more advanced signals.

GPS+

Contents

Global Navigation Satellite Systems

In addition to GPS, GLONASS is another positioning system established by the former Soviet Union and controlled and operated by the Russian government. The GLONASS system currently consists of 14 active satellites.

A third system, called Galileo, is currently being developed by the European Space Agency and the European Union and is scheduled to become operational in 2008/10.

Altogether, these systems are known as Global Navigation Satellite Systems, or GNSS. The development of alternative satellite positioning systems is a benefit to providers of global positioning technology, such as NovAtel Inc., since products can be designed to use the signals from multiple systems resulting in greater accuracy and reliability. GNSS is the future of location determination.


NovAtel
DL-4 plus
Esc
Ent
PILOT

NovAtel Inc. designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications requiring location, navigation, tracking, mapping and timing information. NovAtel's solutions combine hardware, such as receivers and antennas, with software to enable our customers to fully integrate NovAtel's high-precision positioning technology into their respective products and systems. We are focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications.

Notable Customers

Many of NovAtel's customers are market leaders. Our ability to capture such high profile clients speaks to our technology leadership and is a validation of our true OEM business model. Here is a partial list of NovAtel's notable customers:

YAMAHA	LOCKHEED MARTIN	AGCO	Raytheon Marine
SOKKIA	Leica Geosystems	SAAB	Federal Aviation Administration
Syncrude	GENERAL DYNAMICS	BEELINE TECHNOLOGIES	Honeywell

Markets

- Surveying and mapping
- Precision agriculture
- Aviation and defence
- Commercial marine
- Mining and construction machine control
- Unmanned vehicles
- Education and research
- Timing
- Sports media
- Precision asset tracking and guidance

To our shareholders

2004 was another successful year for NovAtel, marked by strong operating and financial performance throughout the company. Revenues grew 39% to C$53.9 million and net income more than tripled to C$12.8 million, or C$1.59 per share (basic). Net income in 2004 includes the recognition of C$3.2 million, or C$0.40 per share (basic), of future income tax assets. Without the recognition of these tax assets, which derive from the company's long-standing shields for Canadian income tax, our profit for the year rose 178%. Importantly, we also strengthened our gross margins – which increased to 58% from 53% a year ago – and continued to generate strong operating cash flow of C$12.5 million to end the year with more than C$23 million in cash and highly liquid short-term investments.

Clearly, we are very pleased with these strong results, and we believe they reflect the success of the strategic initiatives we put in place three years ago. The primary elements of this growth strategy – renewing our focus on understanding and responding to customers' needs, committing to technology leadership in high-end global positioning, and emphasizing greater operating efficiency and return on investment (ROI) – have proven valid, but the key to our success has been the ability of our employees to execute on those initiatives. Even the best strategies will not succeed without the talent and the determination to make them work. At NovAtel, our people have both, and that is why the company has been able to carry out its strategies and establish such strong operating momentum.

2004 was another successful year for NovAtel, marked by strong operating and financial performance throughout the company. Revenues grew 39% to C$53.9 million and net income more than tripled to C$12.8 million, or C$1.59 per share (basic).

Strong Performance in All Three Business Categories

Our job now is to build on that momentum in each of our business categories by combining our ability to deliver world-class precise positioning technology with our ability to provide it in ways that best meet our customers' needs.

In our core Special Applications business, for example, we continue to develop and expand relationships with leading OEMs who are incorporating our technology into their end-user solutions. Our OEM customers are responding very favorably to this "NovAtel OnBoard" strategy, and revenues in this category rose 46% last year. The increase was driven largely by growing sales to Leica Geosystems, AG, which is one of our key strategic partners and accounted for approximately 16% of our 2004 revenues. We entered into our strategic alliance with Leica a little over three years ago, and since then Leica has launched two NovAtel-based products for the surveying and mapping market – the System 1200 in February 2004 and more recently the SmartStation during the first quarter of 2005. We consider our successes to date to be an indication of our mutual commitment to the long-term potential of this partnership.

Our Special Applications sales growth was also driven by increased shipments to OEMs in China, who are incorporating our high-end dual-frequency GPS receivers into products for various market applications. And we continued to execute our OEM strategy in vertical markets where we have established ourselves, such as precision agriculture, where our technology is a key part of automated guidance systems produced by BEELINE Technologies, Inc. The majority of BEELINE's sales are in the after-market, retrofitting a variety of agricultural machines with auto guidance capability. In addition, our joint customer, AGCO, a multi-billion dollar agricultural corporation, currently factory installs our system on one of its tractors. We believe there is strong potential with AGCO as they plan to add automated guidance on selected machines across their broad product portfolio.

To complement our high-end dual-frequency GPS technology, we acquired the single-frequency non-aviation GPS receiver product line from CMC Electronics in 2003, which contributed approximately 8% of revenue in 2004. We are now working to build our customer base in the middle tier of the market, to increase our market share in core segments, to create entry points into new vertical markets and to form relationships early on with customers who may evolve to applications that require our dual-frequency technology.

In our second business category, Aerospace and Defence, we also saw strong revenue growth. Sales were up 49% year-over-year, driven by contracts related to development of Wide Area Augmentation Systems (WAAS) that will be a critical component in the next generation of global air traffic control. NovAtel has long been a supplier of positioning components to GPS-based air traffic control infrastructure in the United States, Europe, Japan and China. During 2004, under contracts with Raytheon Company, we substantially completed the development and production of the new generation of key WAAS ground network receivers to upgrade existing sites in the United States for the Federal Aviation Administration. Early in 2005, we received a new contract from Raytheon to provide ground-based positioning equipment for the government of India's GAGAN program of satellite-based air traffic control. In addition, we continue to be integrally involved in the development of prototype receivers for the European Union's planned Galileo global navigation satellite system.

While the revenue stream from such projects can be irregular, we welcome these contracts. They provide both revenue and the opportunity to develop cutting-edge positioning technology. They are, in effect, customer-financed R&D. In 2004, we spent C$12.5 million, or 23.2% of our revenue,

Werner Gartner, Executive Vice-President and Chief Financial Officer *(below)*
Werner Gartner has worked in a variety of financial positions within the company since joining in 1990. He is responsible for corporate financial reporting and budgeting, tax planning, capital markets and treasury operations, information systems, human resources and facilities. Werner has over 20 years' business experience, and holds a B.Sc. from the University of Western Ontario, an MBA from York University, and is a Certified Management Accountant.



Jonathan W. Ladd, President and Chief Executive Officer *(left)*
Jon Ladd has over 20 years' management experience, having held many senior positions in commercial, precision-focused GPS companies. NovAtel benefits from Jon's breadth of international experience in the areas of advanced positioning technology development, marketing and progressive business management. Jon holds a BS with distinction in Surveying Engineering from the University of Maine.



Patrick C. Fenton, Chief Technology Officer *(right)*
Pat Fenton holds a key role in developing core products that have positioned NovAtel on the leading edge of GPS and other precise positioning technologies. He made his mark on the GPS industry as inventor of the Narrow Correlator technology. This technology and follow-on multipath reduction techniques have revolutionized the accuracy of the publicly accessible C/A code GPS signal, leading the way to sub-meter positioning. Pat has developed, published and patented many other receiver improvement technologies. He received his geomatics engineering degree from the University of Calgary and is a Fellow Member of the Institute of Navigation (ION).



in research and development, and 26% of this investment was customer funded, the majority from Aerospace and Defence contracts.

In our third business category, Geomatics, we also saw positive trends. Revenue was up 11% overall, and Point, Inc., our joint venture with Sokkia Company of Japan, continued to improve its existing product line and expand its market presence. Point has been a part of our business that has not met our internal growth targets in recent years. We continue to work with Point management and with Sokkia to improve Point's performance in the future.

Maximizing the Opportunities Ahead

NovAtel has made tremendous progress in recent years, but we believe the company has only begun to realize its potential. We have demonstrated our technology leadership and our ability to develop high-precision, GPS-based positioning products. Our goal now is to become the world's leading provider of precise global positioning technology. To do so, we will continue to develop our core expertise in GPS receivers and sub-systems, while also expanding our skills to include complementary technologies, such as inertial systems, other positioning sensors, certain communication technologies as well as other Global Navigation Satellite Systems (GNSS) such as Galileo.

We call this approach "GPS Plus", and an excellent example is SPAN™ (Synchronized Position, Attitude, and Navigation), a product family we developed and began to market in 2004. SPAN embodies GPS plus inertial technology, and initial response has been very positive.

As we have executed our strategy to drive profitable growth, we have also been aggressively enhancing many of our internal operations to increase productivity and profitability. For example, we have made improvements to our product life cycle processes, taking a broader view that incorporates everything from how we initially evaluate specific market needs to how we decide when a product has reached the end of its productive life. We have also begun to adopt lean manufacturing methods, and have begun scoring our suppliers to ensure they are meeting our quality and productivity goals. In parallel, we have markedly improved our inventory management methods. The result has been steady improvement in both our inventory turnover – in 2004 turns were 5.0x, up from less than 3x a few years ago – and manufacturing efficiency, resulting in improved operating cash flow.

Looking forward, we are optimistic. We continue to strengthen our product line and market presence. We are seeking to make NovAtel technology the *de facto* standard in precision global positioning technologies, ranging from mid-level single-frequency to high-end dual-frequency and GPS Plus OEM products. We are a recognized technology leader, and we are pursuing strategies to expand that leadership – including strong investment in R&D, collaborations with other industry leaders, and possible acquisitions of firms with complementary technologies to expand our technology platform. And we continue to see increased worldwide demand for the high-precision positioning components and sub systems we provide.

Since the beginning of 2005, the number of our shares available in the public market has almost doubled. We believe this will expand the market for our stock, attracting new shareholders and interest in NovAtel. We welcome our new shareholders, and have designed our 2004 Annual Report to provide you with the NovAtel story – who we are and where our future opportunities lie.

As always, thank you for your support of our company. The past three years have been an exciting and rewarding time for NovAtel, and we look forward to reporting on our continued progress.

Jonathan W. Ladd
President and Chief Executive Officer
May 2005

Corporate governance

Directors
(as at April 29, 2005)

David E. Vaughn+
Chairman of the Board
(President, Foursome Technologies)

Richard D. Orman*+
Vice-Chairman and Director
(Executive Vice-Chairman, Exceed Energy Inc.)

Robert J. Iverach
Director
(Counsel (Associate), Felesky Flynn LLP)

Joel A. Schleicher*
Director
(Chairman and Chief Executive Officer,
Integrated Solutions, Inc.)

Charles R. Trimble*
Director
(Chairman, United States GPS Industry Council)

Jonathan W. Ladd
Director
(President and Chief Executive Officer, NovAtel Inc.)

Werner Gartner
Director
(Executive Vice-President and Chief Financial Officer,
NovAtel Inc.)

Patrick C. Fenton
Director
(Vice-President and Chief Technology Officer, NovAtel Inc.)

* Audit Committee
+Compensation Committee

Executive Officers

Jonathan W. Ladd
President, Chief Executive Officer

Werner Gartner
Executive Vice-President, Chief Financial Officer

Patrick C. Fenton
Vice-President, Chief Technology Officer

Farlin A. Halsey
Vice-President, Marketing

Anthony J. Murfin
Vice-President, Business Development

Graham C. Purves
Vice-President, Sales

Committees of the Board of Directors

Audit Committee
The Audit Committee assists NovAtel's board of directors in fulfilling its responsibilities for oversight and supervision of financial and accounting matters. The Audit Committee's responsibilities include engaging or discharging the independent auditors; reviewing, with the independent auditors, the plan and results of the auditing engagement; reviewing NovAtel's internal auditing procedures, system of internal accounting controls and financial management; and making inquiries into matters within the scope of this Committee's functions. The board of directors has determined that all members of the Audit Committee are "independent directors" as determined in accordance with applicable securities laws and rules of the National Association of Securities Dealers (NASD). The board of directors and the Audit Committee have adopted a written charter of the Audit Committee, which may be viewed on NovAtel's website, www.novatel.com.

Compensation Committee
The function of the Compensation Committee is to ensure that NovAtel has a high caliber of executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The Compensation Committee reviews and makes recommendations to the board of directors of NovAtel concerning the compensation of the key management employees of the Company and the administration of NovAtel's stock-based incentive plans.

NovAtel Code of Ethics and Business Conduct

Statement of Principles
NovAtel Inc. is determined to conduct its business in strict compliance with all applicable laws, rules and regulations; with honesty and integrity; and with a strong commitment to the highest standards of ethics and business conduct. The Company's employees are expected to conduct business affairs within both the letter and the spirit of the law. A basic principle is that integrity must guide the Company in all dealings with all parties. The entire policy may be viewed on NovAtel's website, www.novatel.com.

Focus on performa

NovAtel is a recognized world leader in high-precision positioning technology, and is committed to maintaining its technology leadership. Over the last four years, we have invested over C$40 million in research and development, while at the same time growing our revenue and profitability. Revenue has grown at a compound annual rate of 24% since 2001, operating income has grown by a compound annual rate of slightly greater than 210%, and NovAtel ended 2004 with its 13th consecutive quarter of positive operating cash flow.

NovAtel's research focuses on core GPS innovation, as well as on "GPS Plus"–the combination of precision GPS integrated with other complementary satellite system technologies (GNSS) and/or positioning sensors.

To make position calculations, GNSS receivers use signals from four or more GNSS satellites. The first three satellites are used to triangulate a position. The fourth is used to improve the position's accuracy by factoring in the time offset between the satellite system's clock and the GNSS receiver's clock.

Receivers vary in the precision of their data and in their ability to overcome adverse signal conditions, such as availability or obstruction of satellite signals. As more satellites and constellations are deployed, such as Galileo, more signals, such as L5/L2C, are expected to become available. NovAtel has already been selected to develop technology related to future signals. For example, we have received contracts from the Canadian Space Agency for demonstration and prototype receiver development for the European Galileo system, and expect to be involved in Galileo receiver development activities in the future.

The obstruction of satellite signals is caused by natural and man-made objects, such as tree canopies and bridges, obstructing the direct line-of-sight to a satellite signal that is required by a receiver. Product developers have already begun to use complementary technologies and innovative design to compensate for adverse signal conditions. For example, in 2004 NovAtel introduced its SPAN Technology™, which combines GPS with an IMU (Inertial Measurement Unit)

Revenues


(C$ million)
$60
$50
$40
$30
$20
$10
$0
2001
2002
2003
2004

Net Income


(C$ million)
$15
$12
$9
$6
$3
$0
2001
2002
2003
2004
Future Income Tax Benefit

R&D Expenditures


(C$ million))
$25
$20
$15
$10
$5
0
32.3%
28.3%
27.6%
23.2%
2001
2002
2003
2004
Customer funded
% of Revenue
Company funded

A significant portion of our total research and development is fu by customers. Typically, NovAtel retains ownership of this intelle property and we are able to apply it to other projects.

NovAtel has invested over C$40 million in research and development over the past four years, while growing its revenue at a compound annual rate of 24%.

to deliver precise position, velocity, time, and attitude data in challenging environments where GPS satellites can become obstructed.

Precise, reliable, robust
NovAtel believes the primary customer benefits of its core technology solutions include:

- high-precision positioning with accuracy to the sub-centimetre level;
- high-reliability and robust performance, even in challenging environments;
- cost-effective components and sub-systems to enable broad market application;
- small, low-power designs for easy system integration; and
- flexibility to integrate customer software solutions enabling NovAtel's customers to reduce system costs and accelerate time to market.

The availability of reliable and cost-effective high-precision positioning technology has resulted in an expanding number of commercial applications for the technology. Examples of applications for this technology include enabling Satellite-Based Augmentation System (SBAS) receivers, which improve the accuracy and reliability of aircraft navigation; farmers equipping their tractors with machine controlled precision guidance systems, which typically results in lower operating costs and higher crop yields; and surveyors using GPS-based instruments to survey sites more rapidly and accurately.

Strong portfolio of proprietary technology
One of the most critical elements of the NovAtel solution is our product line of receivers. The receiver is the core technology which receives and processes the satellite signals. The majority of NovAtel's proprietary technology is incorporated into NovAtel's receivers and most of our research and development efforts are directed towards improving their accuracy, reliability and cost effectiveness. These receivers are highly flexible and configurable with software for specific applications which enables NovAtel and its customers to leverage a limited number of hardware platforms into a wide variety of end-market applications.

Barriers to entry
NovAtel's management believes there are significant barriers to entry in the industry, including:

1. Proprietary and patented technology. NovAtel has an established reputation of technology leadership, and holds 28 U.S. and 33 related foreign patents, along with numerous trade secrets in the areas of precise positioning.
2. Scarcity of industry expertise. NovAtel's business is highly specialized and management believes it would be very difficult to replicate our world-leading GPS team, which has taken us many years to build.
3. Extensive, established relationships with market leading customers and partners. NovAtel's partnership business model is intended to create strong relationships and keep its customers satisfied.

A broad portfolio


NovAtel




DL-4 plus

High-Precision Hardware and Proprietary Software

- GNSS receivers process satellite signals to determine precise position
- Proprietary software enables high levels of accuracy
- Antennas receive satellite signals with extreme accuracy
- Augmented products allow continuous positioning data

Generate growth

NovAtel's goal is to become the leading provider of high-precision global positioning component technologies and sub-systems. In order to achieve this goal, NovAtel is focused on the following growth strategies:

Continue to generate strong revenue growth while improving profitability and capital efficiency
NovAtel intends to continue to pursue profitable growth opportunities through its focus on return on investment. Key elements of this strategy include: (i) maintaining selling prices and gross margins by pursuing value added high-precision global positioning applications; (ii) improving capital efficiency through outsourcing select business activities, manufacturing services and certain design functions; and (iii) investing in initiatives to improve efficiency and reduce costs while continuing to deliver superior customer service.

Continue to invest in high-precision global positioning technology
NovAtel is committed to continual improvement of the accuracy, reliability, cost and quality of its technology. To achieve these objectives, we intend to invest in research and development primarily in the following areas: (i) core GPS hardware and software; (ii) technology supporting the modernization of the GPS system; (iii) technology supporting other satellite based positioning systems; and (iv) technology that augments our global positioning technology.

Partner with and/or acquire enabling and complementary technologies
NovAtel continually seeks to develop strategic partnerships with industry leaders of enabling and complementary technologies, such as inertial systems, guidance technology and wireless communications. We also expect to continue to pursue selective strategic acquisitions that are complementary to current product offerings, expand our market opportunity or broaden our customer base.



High
Reliability
Low
Low
Accuracy
High
UNMANNED VEHICLES
SBAS REFERENCE RECEIVERS
CONSTRUCTION MACHINE CONTROL
CELLULAR E911
PRECISION AGRICULTURE
SURVEY
MAPPING
CONSUMER HANDHELD
CAR NAVIGATION
VEHICLE TRACKING

NovAtel's goal is to become the leading provider of high-precision global positioning component technologies and sub-systems in its addressable market.

Continue to build market share with large OEMs and emerging system integrators

NovAtel plans to continue to build market share and enhance its growth by leveraging our OEM business model. Furthermore, we expect to continue to develop relationships with emerging system integrators through our growing international dealer network. An important element of this strategy is to continue to work with OEMs and system integrators in a highly collaborative fashion and to provide them with an exceptional level of customer support.

Attract and retain key employees

NovAtel has assembled a talented and experienced team with proven expertise in the GNSS industry. As we experience growth, we intend to hire more employees with demonstrated experience and ability, with the objective of increasing the number of highly productive teams. Potential employees are offered the opportunity to work for an industry leader on challenging assignments in their area of core competency with access to state-of-the-art development resources. NovAtel also maintains a competitive performance-based compensation program which is designed to attract and retain employees.

Focus on higher reliability, higher accuracy markets

The overall GPS market can be divided into two primary segments: lower precision consumer markets and higher precision commercial markets.

The graph at left illustrates the relative reliability and accuracy demanded by customers for specific applications. On the left side of the graph are consumer grade GPS products such as handheld receivers sold for recreation, car navigation systems and the new generation of GPS enabled cellular phones. In this sector, margins are typically low and price is traded off against accuracy and reliability.

NovAtel's focus is on the higher reliability, higher accuracy segment of the GPS market. In these applications, accuracy and reliability are paramount. As a result of the high degree of specialization required, commercial high-precision GPS component technology is typically sold at significantly higher prices, which typically results in higher gross margins than lower precision, consumer focused systems.

Markets

NovAtel competes in the high-precision global positioning market by selling components and sub-systems to leading Original Equipment Manufacturers (OEMs) and system integrators in multiple industries. During the past two years, NovAtel has sold its products to over 350 customers worldwide, including some of the leading companies in their respective sectors.

NovAtel sells, markets and distributes its products through both direct and indirect channels in order to maximize market coverage on a cost-effective basis. The primary focus for NovAtel's sales and marketing efforts is on OEM customers, strategic relationships and supporting a network of dealers and resellers. Our in-house sales and marketing efforts are focused on market research, product management, customer service, distribution management, communications and promotions. Each market receives specific attention to the needs of its sales and distribution channels, which are rapidly changing.

NovAtel believes that providing a high level of customer technical support is critical to creating and maintaining strong relationships with our OEM and system integrator customers. We are able to achieve this level of support by employing qualified engineers and technicians to advise and provide customers with integration and after-sale support. Due to frequent interaction with customers, these integration engineers and support technicians also act as an important source of customer information, which can drive product enhancements, new product ideas and new business opportunities.

NovAtel's products are currently used in a wide variety of demanding applications, across a growing number of market verticals. Historically, we have divided our customers into three categories:

- **Special Applications** is the largest category made up of many market verticals, including: precision agriculture, unmanned vehicles, port automation, commercial marine as well as emerging markets.
- **Aerospace and Defence** includes civil air traffic control infrastructure, airborne systems and defence weapons training applications.
- **Geomatics** includes surveying, mapping and Geographic Information Systems applications.

NovAtel's products are well-diversified in a number of markets at different stages of maturity. The survey industry was the first commercial market to make widespread use

2004 Sales by Category


Aerospace/Defence
21%
Special Applications
61%
Geomatics
17%
Other
1%

2004 Sales by Geography


Asia & Australia
19%
U.S.
46%
Europe
26%
Canada
6%
Other
3%

NovAtel's products are currently used in a wide variety of demanding applications, across a growing number of market verticals. Our products are well-diversified in a number of markets at different stages of maturity.

of the GPS system. Adoption began in the late 1980's and grew significantly in the early 1990's as new technologies emerged to make the applications more cost-effective. Since that time, use of the system has spread to a variety of commercial and consumer applications including navigation, tracking, mapping and monitoring.

NovAtel believes sales will continue to increase in markets that have been traditional users of GPS technology, such as surveying and mapping, commercial marine and aviation. Generally, these are markets where GPS has either replaced older technology, such as the marine industry, or markets where GPS technology was adopted at an early stage largely because the benefits of GPS outweighed price sensitivity, such as the survey and mapping market.

NovAtel expects these markets to continue to expand for a number of reasons, including increased functionality and accuracy at competitive prices, and a trend toward outsourcing of core GPS technology by OEMs and system integrators.

More recent markets that are just beginning to embrace GPS solutions include precision agriculture, and mining and construction machine control. These are established markets that to date have not been traditional users of GPS technology. The growth in these markets is largely being driven by OEMs and system integrators who are developing new products that deliver higher productivity and lower cost.

New applications are also being developed within markets such as precision asset tracking and guidance in ports and unmanned air vehicles. These applications have been created or transformed as a result of the evolution of low-cost, high-precision positioning technology. This diverse range of new markets represent a significant growth opportunity for NovAtel.

NovAtel serves many vertical markets in different life cycle stages. With the announcement of GPS modernization and the creation of new constellations such as Galileo, the ability for mature markets to actually slide back into the growth portion of the life cycle is possible. This is due primarily to the new capabilities that additional frequencies, signals and constellations are expected to provide. Because our customers are commercial users of GNSS products, enhanced usability and robustness can be measured and a business decision made as to whether or not the new capability has financial or safety of life benefits for the enterprise.


U601
U500
P1001
X500
Q200
U602
U801
NovAtel
TOYOCOM
JAPAN
20223063

Special Applications

Special Applications is the largest and fastest growing category, contributing C$33.0 million or 61% of NovAtel's revenues for the fiscal year ended December 31, 2004. This category has experienced a 40% compounded annual growth rate from 2002 to 2004 and is the growth engine for NovAtel. The Special Applications group's customers are in diverse markets including precision agriculture, marine, mining and machine control, unmanned vehicles and sports media.

Special Applications has three main types of customers:

- large, industry-leading companies utilizing NovAtel's proprietary solutions to develop replacement and transformative products for their end-markets, such as Leica Geosystems in the survey market or AGCO in precision agriculture;
- innovative system integrators that have developed new markets through creative integration of NovAtel's products with other technology, such as BEELINE; and
- dealers and distributors that service hundreds of smaller companies that are developing innovative solutions for existing and new markets.

NovAtel's dealers and distributors are critical in extending our market reach. In many cases, these organizations make the first sales to small system integrators that grow to become significant customers through the development of innovative product offerings. This was the case for BEELINE Technologies which is now one of NovAtel's largest customers.

Leica Geosystems



"After considering several high-precision GPS manufacturers, in late 2001 we selected NovAtel as our strategic partner for the joint development of new technology in the high-precision geomatics market. Since that time, NovAtel has surpassed our expectations and we feel confident that our decision to outsource this core technology to NovAtel was the right one."

Hans Hess, President & CEO

Large, industry-leading company chooses NovAtel

Leica Geosystems

Leica Geosystems is recognized as a market leader and pioneer in GPS surveying and mapping systems. Although Leica Geosystems historically designed and manufactured their core GPS technology in-house, it recognized that development of next generation GPS technology was becoming increasingly expensive and embarked on an evaluation of outsourcing options in 2001. After considering several high-precision GPS manufacturers, Leica Geosystems chose NovAtel.

NovAtel signed a strategic co-operation agreement with Leica Geosystems on May 1, 2003, to jointly develop new technology for GPS in the high-precision geomatics market. NovAtel subsequently began work on delivering next generation GPS receivers that would provide Leica Geosystems' customers with the highest standard of accuracy and reliability in the survey industry. In February 2004, Leica Geosystems announced the launch of the System 1200, a new surveying system, and in February 2005, they launched the SmartStation, the world's first high performance total station (TPS) with integrated GPS. Both products utilize NovAtel's precise, reliable GPS engine and antenna components.

Special Applications is our largest and fastest growing category of customer, and is the growth engine for NovAtel.

BEELINE Technologies, Inc.


BEELINE

"We have been very impressed in working with the NovAtel team. Working together in a true partnership, we have been able to develop and deliver a unique solution for one of the largest farm equipment OEMs in the world. To date, the system has been very well received and we are excited about the opportunity to roll out the technology to other lines within AGCO."

Peter J. Williams, CEO

Photo: BEELINE Technologies, Inc.

Innovative system integrator uses NovAtel technology

BEELINE Technologies, Inc.

Single-frequency GPS-based systems have been used for over 10 years in agriculture, typically in combination with manual guidance systems to help farmers steer machinery in straight lines over their fields. By integrating NovAtel's high-precision dual-frequency technology with guidance software from BEELINE Technologies, Inc. of Australia, new generations of "Auto-Steer" capable agricultural machines are now available on the market. NovAtel, in cooperation with BEELINE, provides AGCO Corporation with these next generation systems for one of its tractor equipment product lines. AGCO is one of the world's largest manufacturers and distributors of agricultural equipment and its brands include Massey Ferguson, Fendt, Ag-Chem, Valtra and the Challenger Series tractors.

Use of precision agriculture allows farmers to maximize crop yields, minimize the costs of farm inputs and limit environmental impact. In addition, the "Auto-Steer" system results in a reduction in farmer fatigue and extension of operational hours.

Given the benefits of the GPS-based system and the strong growth in sales of NovAtel's components for these systems, NovAtel expects significant growth from the BEELINE partnership as AGCO sells new tractors equipped with this system and as BEELINE supplies this system to other end-users for retro-fitting of existing agriculture equipment.

BDStar Navigation Co. Ltd.



"Port LBS business is a strategic focus for BDStar. We have integrated BDStar's customized software services with NovAtel's accurate and reliable GPS technology to create a strong product offering for this market. Add this to our increased efforts and resources directed towards the development of business in this application sector, and we believe we are poised to become a market leader."

Ruxin Zhou, President

NovAtel's 2004 Dealer of the Year

Beijing BDStar Navigation Co. Ltd.

One of NovAtel's fastest-growing geographies in 2004, with sales of C$4.2 million, was China. It is no coincidence that China is also home to Beijing BDStar Navigation Co. Ltd., NovAtel's Dealer of the Year for 2004. NovAtel's dealers and distributors are critical in extending our market reach. In many cases, these organizations make the first sales to small system integrators that grow to become significant customers through the development of innovative product offerings. An excellent example is Port Location-Based Services, or LBS. Beijing BDStar was awarded a contract by Tianjin port Container Terminals (TCT) in July 2004 to deploy NovAtel GPS-based systems at Tianjin port. Precision GPS technology benefits LBS by driving productivity, increasing efficiency and improving safety-of-life. Beijing BDStar is also deploying systems for other port authorities in Shenzhen and Hong Kong.

Aerospace and Defence

Aerospace and Defence continue to be strong markets for GPS technology and include some of the most technically demanding applications of NovAtel's products.

The Aerospace and Defence category contributed C$11.2 million or 21% of NovAtel's revenues for the fiscal year ended December 31, 2004. Customers in this group utilize NovAtel's high-precision positioning technology for critical components in such applications as the ground networks of civil air traffic navigation systems, in-flight guidance systems on-board aircraft that together enable aircraft to determine their precise position, and certain military applications.

NovAtel's Wide Area Augmentation System ("WAAS") receivers are a key component of revenue in this category. The WAAS receivers are an important part of the existing ground infrastructure that supports the next generation of air traffic control systems for commercial aviation in North America, Europe, Japan, China and India. WAAS enables carriers to fly more direct flight patterns, reduces fuel costs and allows increased air traffic capacity. Raytheon Company, the U.S. Federal Aviation Administration and other leading companies and national aviation organizations around the world have selected NovAtel as a key supplier for this application primarily because of NovAtel's leading technology in this area.

NovAtel is also currently working with OEMs and system integrators who have determined precision GPS technology can be utilized in many military applications such as training, logistics and missile tracking which do not require the use of encrypted military GPS technology.

We believe that opportunities for future growth within the aviation and defence markets will be driven by such developments as the introduction of the Galileo system and the use of commercial grade receivers in defence applications such as unmanned vehicles.



Geomatics

Point, Inc. is a joint venture between NovAtel and Sokkia, one of the world's largest suppliers of surveying and mapping equipment.

Geomatics (surveying and mapping) was one of the first commercial applications of high-precision GPS technology and is currently a well-established market. The Geomatics category contributed C$9.3 million or 17% of NovAtel's revenues for the fiscal year ended December 31, 2004. NovAtel's Geomatics category consists primarily of Point, Inc., our joint venture with Sokkia Co. Ltd., one of the world's largest suppliers of surveying and mapping equipment.

NovAtel sells GPS receivers, antennas and sub-systems to Point, which incorporates these products into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. Point provides Sokkia's global marketing organization with advanced measurement solutions for the fields of surveying, mapping, geographic information systems, construction and construction machine control. NovAtel's sales to Leica Geosystems, although primarily for geomatics applications, are not included in this category for reporting purposes due to historical classification.



Shareholder Information

Headquarters
NovAtel Inc.
1120 – 68th Avenue NE
Calgary, Alberta, Canada
T2E 8S5

Telephone: 403-295-4500
Fax: 403-295-0230

Investor Relations:
403-295-4532, ir@novatel.ca

Website: www.novatel.com

Stock Exchange Listing
Listed on The Nasdaq Stock Market®
Stock Symbol: NGPS

NGPS NASDAQ LISTED

Annual Meeting
9:00 am MT
July 29, 2005
NovAtel Inc.
1120 – 68th Avenue NE
Calgary, Alberta, Canada

Transfer Agent
Mellon Investor Services LLC
Shareholder Relations
PO Box 3315
South Hackensack, NJ, USA 07606

or

85 Challenger Road
Ridgefield Park, NJ, USA 07660

Telephone:
800-522-6645
TDD for Hearing Impaired:
800-231-5469
Foreign Shareholders:
201-329-8660
TDD Foreign Shareholders:
201-329-8354

Website: www.melloninvestor.com

Independent Auditors
Deloitte & Touche LLP
Independent Registered
Chartered Accountants
Calgary, Alberta, Canada

Market Information

NovAtel Inc.'s common shares have been listed on The Nasdaq Stock Market® since February 7, 1997. The following are the price ranges as reported by The Nasdaq Stock Market® for the periods indicated.

(US$)	High	Low
Year Ended December 31, 2004		
First Quarter	18.900	8.070
Second Quarter	15.470	9.500
Third Quarter	14.990	8.540
Fourth Quarter	50.350	11.390
Year Ended December 31, 2003		
First Quarter	3.500	1.900
Second Quarter	4.190	2.840
Third Quarter	4.980	3.250
Fourth Quarter	11.080	4.660
Year Ended December 31, 2002		
First Quarter	4.000	2.100
Second Quarter	5.200	2.550
Third Quarter	2.840	1.810
Fourth Quarter	2.820	1.760
Year Ended December 31, 2001		
First Quarter	2.688	1.281
Second Quarter	2.100	1.250
Third Quarter	2.310	1.300
Fourth Quarter	3.050	1.400
Year Ended December 31, 2000		
First Quarter	10.500	2.500
Second Quarter	5.750	2.500
Third Quarter	6.625	3.094
Fourth Quarter	4.000	1.188

The Company has not declared or paid any dividends on the Common Shares to date. The payment of dividends in the future will be dependent on the earnings and financial condition of the Company and on such other factors as the board of directors of NovAtel considers appropriate.

Forward-looking Statement

Certain statements in this annual report, including those about the Company's future plans and intentions, financial guidance, long-term growth prospects, levels of activity or other future events constitute forward-looking statements for purposes of the Safe Harbor Provisions under the SEC's Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but rather on management's current expectations regarding NovAtel's future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including impact and timing of large orders, U.S. dollar to Canadian dollar exchange rate fluctuations, and other factors described in the Company's Form 20-F and other SEC filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this Annual Report, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 0-29004

NOVATEL INC.
(Exact name of Registrant as specified in our charter)

N/A
(Translation of Registrant's name into English)

Canada
(Jurisdiction of incorporation or organization)

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: **NONE**

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Shares
(Title of Class)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: **NONE**

At December 31, 2004, Registrant had outstanding 8,260,171 Common Shares, no par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirement for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐ Item 18 ☒

The dollar amounts presented in this Annual Report on Form 20-F are in Canadian currency unless otherwise noted (CDN$1 = U.S.$0.7957 on April 29, 2005), and are presented in accordance with accounting principles generally accepted in Canada. Historic rates of exchange appear in Part I, "Item 3 — Key Information, Selected Financial Data." The material differences between Canadian and U.S. generally accepted accounting principles ("GAAP") which would bear upon NovAtel Inc.'s, (hereinafter referred to as "NovAtel" or "the Company"), financial statements and, more particularly, income (loss) applicable to shareholders' equity are disclosed in Note 22 of Notes to Consolidated Financial Statements.

Certain statements in this Annual Report, including those about the Company's future plans and intentions, financial guidance, long-term growth prospects, levels of activity or other future events, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but rather on management's current expectations regarding NovAtel's future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expect", "may", "could", "will", "potential", "intend", "estimate", "should", "plan", "predict" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company's joint venture Point, Inc. ("Point"), establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel's new products, impact and timing of large orders, credit risks of customers and the Company's joint venture Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, U.S. dollar to Canadian dollar exchange rate fluctuations, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in the Company's Form 20-F and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this Annual Report, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

(a) Summary Financial Information

The following table sets forth selected financial data of the Company for the periods indicated. The selected financial data as at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, which appear elsewhere in this Annual Report. The selected financial data as at and for the years ended December 31, 2000 and 2001 and as at December 31, 2002 have been derived from our audited consolidated financial statements, not included in this Annual Report. The following unaudited summary financial information, in the opinion of management, has been prepared on the same basis as the audited consolidated financial statements and contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for such periods. The table sets forth, in Canadian dollars and U.S. dollars, the selected financial data as prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The financial data should be read in conjunction with "Item 5 — Operating and Financial Review and Prospects" and the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Annual Report.

Statement of Operations Data(1)	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(in thousands, except per share data)				
Revenues:					
Product sales	$48,802	$32,138	$26,967	$23,241	$23,980
NRE fees	5,130	6,546	6,179	4,996	863
Total revenues	53,932	38,684	33,146	28,237	24,843
Cost of sales:					
Cost of product sales	19,586	14,805	11,885	10,730	10,360
Cost of NRE fees	2,917	3,565	4,055	2,542	482
Total cost of sales	22,503	18,370	15,940	13,272	10,842
Gross profit	31,429	20,314	17,206	14,965	14,001
Operating expenses:					
Research and development	9,588	7,123	5,334	6,571	7,811
Selling and marketing	5,751	5,269	5,361	3,612	4,087
General and administration	5,312	4,280	4,045	3,711	3,661
Share offering costs	754	—	—	—	—
Total operating expenses	21,405	16,672	14,740	13,894	15,559
Operating income (loss)	10,024	3,642	2,466	1,071	(1,558)
Interest income, net	313	174	84	131	319
Other expense	(662)	(664)	(328)	(123)	(769)
Benefit of investment tax credits	4,356	—	—	—	—
Income (loss) from continuing operations before income taxes	14,031	3,152	2,222	1,079	(2,008)
Income taxes					
Current provision	2,328	52	77	13	13
Future income tax expense (benefit)	(1,091)	—	—	—	—
Net income (loss) from continuing operations (3)	12,794	3,100	2,145	1,066	(2,021)
Income (loss) from discontinued operations (3)	21	360	(648)	(956)	(774)
Net income (loss)	$12,815	$ 3,460	$ 1,497	$ 110	$(2,795)
Net income (loss) per share (basic):					
Continuing operations	$ 1.59	$ 0.40	$ 0.28	$ 0.14	$ (0.26)
Discontinued operations	—	0.05	(0.09)	(0.13)	(0.10)
Net income (loss) per share	$ 1.59	$ 0.45	$ 0.19	$ 0.01	$ (0.36)
Weighted average shares outstanding (basic)	8,063	7,723	7,681	7,690	7,676
Net income (loss) per share (diluted):					
Continuing operations	$ 1.51	$ 0.39	$ 0.27	$ 0.14	$ (0.26)
Discontinued operations	—	0.04	(0.08)	(0.13)	(0.10)
Net income (loss) per share	$ 1.51	$ 0.43	$ 0.19	$ 0.01	$ (0.36)
Weighted average shares outstanding (diluted)	8,500	7,983	7,824	7,704	7,816

Footnotes appear on pages 5-9

(U.S.$ equivalent)(2)	Year Ended December 31, 2004
	(in thousands, except per share data)
Revenues:	
Product sales	$38,830
NRE fees	4,082
Total revenues	42,912
Cost of sales:	
Cost of product sales	15,584
Cost of NRE fees	2,321
Total cost of sales	17,905
Gross profit	25,007
Operating expenses:	
Research and development	7,628
Selling and marketing	4,576
General and administration	4,226
Share offering costs	600
Total operating expenses	17,031
Operating income	7,976
Interest income, net	249
Other expense	(527)
Benefit of investment tax credits	3,466
Income from continuing operations before income taxes	11,164
Income taxes	
Current provision	1,852
Future income tax expense (benefit)	(868)
Net income from continuing operations	10,180
Income from discontinued operations	17
Net income	$10,197
Net income per share (basic):	
Continuing operations	$ 1.27
Discontinued operations	—
Net income per share	$ 1.27
Weighted average shares outstanding (basic)	8,063
Net income per share (diluted):	
Continuing operations	$ 1.20
Discontinued operations	—
Net income per share	$ 1.20
Weighted average shares outstanding (diluted)	8,500

Balance Sheet Data(1):	December 31, 2004	2003	2002	2001	2000	U.S.$ Equivalent December 31, 2004(2)
(Canadian $)				(in thousands)		
Working capital	$30,322	$17,978	$14,372	$12,284	$11,279	$24,127
Total assets	52,946	35,572	30,890	27,821	28,830	42,129
Long-term liabilities	—	212	98	253	307	—
Total shareholders' equity	40,093	25,447	20,547	19,086	18,969	31,902

(1) The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The material differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are described below.

(2) Canadian dollar amounts for the 2004 year presented have been translated into U.S. dollars solely for the convenience of the reader at the rate of U.S. $0.7957 per CDN$1.00, which was the exchange rate as of April 29, 2005. These translations are not necessarily representative of the amounts that would have been reported if the Company historically had reported its financial statements in U.S. dollars. In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

(3) As of December 31, 2004, the Company owned a 70% equity interest in Mezure, Inc., a company that had been developing a GPS, wireless communication and Internet based product for deformation monitoring of manmade and natural structures. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure, which was concluded on September 24, 2003. Consequently, the Company is treating Mezure as a discontinued operation.

Canadian GAAP to U.S. GAAP Reconciliation ($ thousands)

i) ***Deferred Development Costs***

In the year ended December 31, 2004, the Company deferred $218 of development costs ($157 in 2003, $125 in 2002, $4 in 2001 and $757 in 2000) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the year ended December 31, 2004, the Company amortized $416 of deferred development costs ($196 in 2003, $57 in 2002, $36 in 2001 and $nil in 2000) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

ii) ***Stock-Based Compensation***

Under U.S. GAAP, Statement of Financial Accounting Standard ("SFAS") 123 "Accounting for Stock-Based Compensation" establishes a fair value based method of accounting for stock-based compensation. Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123. For U.S. GAAP purposes, the Company continues to account for its stock-based compensation in accordance with APB Opinion 25 (see Note 22 (l) in the consolidated financial statements presented elsewhere in this Annual Report).

Effective January 1, 2004, under Canadian GAAP the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments*. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus. When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital. Retroactive application of Section 3870 resulted in the opening balances as at January 1, 2004 of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002. As indicated above, the Company continues to account for its stock-based compensation in accordance with APB 25 and thus these adjustments would not be recorded for U.S. GAAP purposes.

Under Canadian GAAP, the Company recorded stock-based compensation expense of $326 in the year ended December 31, 2004. For U.S. GAAP purposes, this expense would not have been included in the determination of net income.

iii) ***Derivatives and Hedging Activities***

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP, the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard ("SFAS") No. 133, as amended by SFAS 137, SFAS 138 and SFAS 149 ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net earnings. The Company's foreign exchange contracts have been accounted for as cash flow hedges.

iv) ***Investment in Joint Ventures***

The accounts of the Company's 49% joint venture interest in Point and former 48.7% joint venture interest in Mezure, Inc. (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company's investment in these joint ventures would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

In 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%. Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholders' equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

In addition, in 2003, the Company recognized a gain of $379 related to the liquidation of the remaining assets and liabilities of Mezure. Under U.S. GAAP, this gain would have been $571, since $192 characterized as goodwill under Canadian GAAP would have been expensed on acquisition in 2001 (see Note (i) above).

v) ***Intangibles Related to Acquisition of CMC Electronics' OEM GPS Business***

On May 14, 2003, the Company acquired CMC Electronics Inc.'s non-aviation Global Positioning System ("GPS") OEM product line. The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this business. The fair value of net assets acquired is as follows:

Capital assets	$150
Intangibles	497
Total investment	$647

The intangibles are comprised primarily of technology and an established market presence to which the Company has assigned values of $149 and $348, respectively. The Company estimates that these intangibles will have an expected useful life of 4 years and will be amortized using the straight-line method.

Under U.S. GAAP, when accounting for transfer of assets between entities under common control, the entity that receives the net assets or the equity interest would initially recognize the assets and liabilities transferred at their carrying amounts at the date of transfer. Any excess of consideration given over the controlling shareholders' carrying value would be accounted for as a reduction of equity.

vi) *Classification of Employee Relocation and Termination Costs*

In the year ended December 31, 2002, the Company included $128 of employee relocation and $84 of employee termination costs within other expense in the consolidated statement of operations. Under U.S. GAAP, these costs would be included within operating expenses.

vii) *Comprehensive Income*

U.S. GAAP utilizes the concept of comprehensive income, which includes net income and other comprehensive income. Currently, there is no similar concept under Canadian GAAP. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges.

viii) *Summary of the Differences between Canadian and U.S. GAAP*

The effects of the above-noted differences between U.S. and Canadian GAAP produces the following differences on the presented statement of operations data:

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Net income (loss) from continuing operations — Canadian GAAP	$12,794	$3,100	$2,145	$ 1,066	$(2,021)
Adjustments to U.S. GAAP					
Deferred development costs (i)	(218)	(157)	(125)	(4)	(757)
Amortization of deferred development costs (i)	416	196	57	36	—
Stock-based compensation expense (ii)	326	—	—	—	—
Fair value of financial instruments (iii)	—	—	—	—	(21)
Amortization of intangibles acquired from CMC Electronics (v)	124	62	—	—	—
Net income (loss) from continuing operations — U.S. GAAP	13,442	3,201	2,077	1,098	(2,799)
Net income (loss) from discontinued operations — Canadian GAAP	21	360	(648)	(956)	(774)
Adjustments to U.S. GAAP					
Gain on liquidation of Mezure, Inc. (iv)	—	192	—	—	—
Gain on dilution of equity in Mezure, Inc. (iv)	—	—	(121)	—	—
Write-off of Mezure, Inc. development related costs (i)	—	—	—	(231)	—
Income (loss) from discontinued operations — U.S. GAAP	21	552	(769)	(1,187)	(774)
Net income (loss) — U.S. GAAP	13,463	3,753	1,308	(89)	(3,573)
Net unrealized gain (loss) on foreign exchange contracts (iii)	179	—	(48)	1	—
Reclassification to income of gains and losses on cash flow hedges	—	48	(1)	—	—
Comprehensive income (loss)	$13,642	$3,801	$1,259	$ (88)	$(3,573)

Net income (loss) per share as computed under Canadian and U.S. GAAP is as set forth below for the following periods:

Net income (loss) per share from continuing operations	Year Ended December 31, 2004	2003	2002	2001	2000
Canadian GAAP — basic	$1.59	$0.40	$0.28	$0.14	$(0.26)
U.S. GAAP — basic	$1.67	$0.41	$0.27	$0.14	$(0.36)
Canadian GAAP — diluted	$1.51	$0.39	$0.27	$0.14	$(0.26)
U.S. GAAP — diluted	$1.58	$0.40	$0.27	$0.14	$(0.36)

Net income (loss) per share	Year Ended December 31, 2004	2003	2002	2001	2000
Canadian GAAP — basic	$1.59	$0.45	$0.19	$ 0.01	$(0.36)
U.S. GAAP — basic	$1.67	$0.49	$0.17	$(0.01)	$(0.47)
Canadian GAAP — diluted	$1.51	$0.43	$0.19	$ 0.01	$(0.36)
U.S. GAAP — diluted	$1.58	$0.47	$0.17	$(0.01)	$(0.47)

The reconciliation of the selected consolidated financial data between U.S. and Canadian GAAP produces the following differences on the presented balance sheet data:

	Year Ended December 31, 2004	2003	2002	2001	2000
Total Assets					
Canadian GAAP	$52,946	$35,572	$30,890	$27,821	$28,830
Adjustments to U.S. GAAP					
Deferred development costs (i)	(2,359)	(2,557)	(2,596)	(2,528)	(2,560)
Fair value of financial instruments (iii)	179	—	(48)	—	(1)
Write off of development related costs on Mezure acquisition (i)(iv)	—	—	(192)	(231)	—
Reduction of intangibles acquired from CMC Electronics to carrying value (v)	(306)	(430)	—	—	—
U.S. GAAP	$50,460	$32,585	$28,054	$25,062	$26,269
Total Shareholders' Equity					
Canadian GAAP	$40,093	$25,447	$20,547	$19,086	$18,969
Adjustments to U.S. GAAP					
Deferred development costs (i)	(2,359)	(2,557)	(2,596)	(2,528)	(2,560)
Fair value of financial instruments (iii)	—	—	—	—	(1)
Write off of development related costs on Mezure acquisition (i)(iv)	—	—	(192)	(231)	—
Reduction of intangibles acquired from CMC Electronics to carrying value (v)	(492)	(492)	—	—	—
Amortization of intangibles acquired from CMC Electronics (v)	186	62	—	—	—
U.S. GAAP before other comprehensive income	$37,428	$22,460	$17,759	$16,327	$16,408
Accumulated other comprehensive income (loss)	179	—	(48)	1	—
U.S. GAAP including accumulated comprehensive income	$37,607	$22,460	$17,711	$16,328	$16,408

(b) Canadian and U.S. Dollar Exchange Rate

The following table sets forth, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the indicated period and the exchange rates at the end of the indicated period for one Canadian dollar, expressed in U.S. dollars, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	U.S. Dollars Per Canadian Dollar Year Ended December 31,				
	2004	2003	2002	2001	2000
Average	$0.7682	$0.7139	$0.6368	$0.6457	$0.6732
High	0.8493	0.7738	0.6619	0.6697	0.6969
Low	0.7158	0.6349	0.6200	0.6241	0.6410
Period end	0.8310	0.7738	0.6329	0.6267	0.6669

	Month Ended					
	April 2005	March 2005	February 2005	January 2005	December 2004	November 2004
High	$0.8233	$0.8322	$0.8134	$0.8346	$0.8435	$0.8493
Low	0.7957	0.8024	0.7961	0.8050	0.8064	0.8155

On April 29, 2005 the exchange rate was U.S.$0.7957 per CDN$1.00.

(c) Dividends

The Company has not paid any cash dividends since its inception. The Board of Directors may pay cash dividends in the foreseeable future, but intends to retain the majority of earnings, if any, for use in its business operations.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

In addition to the other information set forth in this Annual Report, the following risk factors should be considered carefully in evaluating the Company. This Annual Report contains certain forward-looking statements and intentions. The cautionary statements made in this Annual Report should be read as being applicable to all related forward-looking statements wherever they appear in this Annual Report. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Annual Report.

The Company's operating results are susceptible to fluctuations.

NovAtel's results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including fluctuations in demand for existing products, the rate of development of new products, the degree of market acceptance of new products, increased competition, acquisition of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiaries and joint ventures, certification and market acceptance of new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering ("NRE") fees, seasonality of customer purchase patterns and the timing of industry trade shows.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, the proportion of total revenue comprised of NRE revenue, changes in materials and contract manufacturing costs, liquidation of discontinued inventory, and absorption of fixed manufacturing costs. In May 2003, the Company acquired CMC Electronics' non aviation L1 GPS OEM product line, which typically have lower gross margins as a percentage of revenue and consequently, the addition of these products to NovAtel's product line has adversely affected its gross margins as a percentage of revenue.

A shortfall from anticipated revenue, lower gross margins or higher than expected expenses could adversely affect results of operations. In addition, if NovAtel were to receive a major contract, the Company's expenditures required to support such a contract would likely increase. If revenue from the contract were delayed for any reason, including cancellation or deferral of the contract, the Company's results of operations could be adversely affected. See "Item 5 — Operating and Financial Review and Prospects, Operating Results."

If the Company's product innovations and enhancements are not successful, the Company's revenue growth and results of operations may be adversely impacted.

Although NovAtel expects to make significant investments in research and development to continue to enhance existing products, develop new products which incorporate new and existing technologies and achieve market acceptance for such products, there can be no assurance that such new products or product enhancements will be successfully developed or, if developed, that any such new products or product enhancements will be developed in time to capture market opportunities or achieve a significant or sustainable level of market acceptance in new and existing markets. The development of new, technologically advanced products and product enhancements is a complex and uncertain process requiring accurate anticipation of technological and market trends. Any inability on NovAtel's part to successfully define, develop and introduce new products and product enhancements may materially adversely affect its growth potential and results of operations.

In addition, development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that NovAtel will achieve timely initial customer shipments of new products. The timely availability of these products in the market place and their acceptance by customers are important to the future success of NovAtel. NovAtel has previously experienced delays in shipping certain of its products and any future delays, whether due to manufacturing delays, product design and development delays, lack of market acceptance, delays in any required regulatory approval, or otherwise, could adversely affect customer acceptance of its products and have a material adverse effect on NovAtel's business, financial condition and results of operations. From time to time, NovAtel or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of its existing products. No assurance can be given that announcements of currently planned or other new products will not cause customers to defer or stop purchasing NovAtel products until NovAtel or its competitors' new products become available. In addition, certain of NovAtel's products must pass governmental and similar certifications before they can be sold. Any inability or delay in obtaining such certifications could have a material adverse effect on NovAtel's business, financial condition and results of operations. See "Item 4 — Information on the Company, Business Overview — Research and Development."

The Company is subject to exchange rate fluctuations which could have a material effect on the Company's revenues and results of operations.

Over 98% of NovAtel's revenues have been, and are likely to continue to be, realized in currencies other than the Canadian dollar, principally the U.S. dollar. A significant portion of NovAtel's expenses, however, will be incurred in Canadian dollars. Accordingly, fluctuations in the exchange rates between the U.S. dollar and other foreign currencies and the Canadian dollar could have a material adverse effect on NovAtel's revenues and its results from operations. If the Canadian dollar increases in value relative to the U.S. dollar, NovAtel's reported Canadian dollar revenues and net income may be materially and adversely affected. For example, during 2004, the Canadian dollar increased in value relative to the U.S. dollar from $0.7738 on January 1, 2004 to $0.8310 on December 31, 2004. Although NovAtel uses forward foreign currency contracts to reduce a portion of its exposure to fluctuations in the U.S. dollar, there can be no assurance that NovAtel will be successful in such hedging activities.

The Company relies on a limited number of customers for a substantial portion of its revenue and any loss of any key customer could have a material effect on the Company's business, financial condition or results of operations.

In 2004, the Company derived 48% of its revenues from its top four customers, namely Leica Geosystems A.G. ("Leica Geosystems"), Raytheon Company ("Raytheon"), Sokkia Co. Ltd. ("Sokkia")/Point and BEELINE Technologies Inc. ("BEELINE"). While the Company believes it maintains good relationships with its key customers, the loss of any key customer could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, should any of the Company's customers experience financial difficulties resulting in an inability to pay amounts owing to the Company, the Company may experience a material adverse effect on its financial condition and results of operations.

The Company's strategic co-operation agreement with Leica Geosystems provides that in the event of the acquisition of control of NovAtel or a significant portion of its assets by certain specified competitors of Leica Geosystems, then Leica Geosystems may, among other things, terminate the agreement and any related development or supply agreements. The strategic co-operation agreement between the Company and CMC Electronics contains a similar right in favour of CMC Electronics which is triggered in circumstances in which control of NovAtel or a significant portion of its assets are acquired by certain specified competitors of CMC Electronics. The termination of either of such agreements could have a material adverse effect on NovAtel's business, financial condition and results of operations and could cause the Company's quarterly operating results to fluctuate and cause its stock price to decline.

The Company places binding manufacturing orders based on its forecasts and, if the Company fails to adequately forecast demand for its products, it may incur product shortages or excess product inventory.

The Company's third-party manufacturers require the Company to place binding manufacturing orders in advance of the Company receiving purchase orders from its customers. This may result in product shortages or excess product inventory because the Company cannot easily increase or decrease these purchase orders. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent the Company from fulfilling orders. If the Company fails to adequately forecast demand for its products it could cause the Company's operating results to fluctuate and cause its stock price to decline.

The Company relies on suppliers for the components used in its products and interruptions in the supply of such components or a significant increase in the price of one or more components could adversely affect the Company's business, financial condition and results of operations.

Most of the components used in the Company's products are standard parts readily available from more than one supplier. However, a few components are sourced from sole suppliers or are custom parts unique to NovAtel, including application specific integrated circuits manufactured to proprietary design, radio frequency filters, microprocessors and duplexers/filters. While custom parts make the Company's products hard to imitate, they also represent a manufacturing risk due to the lack of alternative suppliers. If these parts became unavailable, redesign or modification of the Company's products could be required. In addition, suppliers may cease manufacturing common components, replacing them with newer parts, which require requalification. These risks could cause an interruption in the Company's ability to provide a steady stream of products to its customers, which would adversely impact the Company's revenues and results of operations.

NovAtel has experienced significant production delays in the past caused by an insufficient supply of certain components. If NovAtel is unable to obtain a sufficient supply of single source components from its current vendors, NovAtel may be required to obtain such components from alternative sources at higher prices and may experience a delay or interruption in product shipments, which could adversely affect its business, financial condition and results of operations and damage customer relationships until an alternative source can be obtained. NovAtel has taken steps to ensure adequate supply of these components and commenced product redesigns, as may be required.

Also, a significant increase in the price of one or more components could adversely affect NovAtel's business, financial condition and results of operations. Although NovAtel has instituted vendor audit programs, there can be no assurance that NovAtel will not face problems with the quality of components in the future that could result in delays in supplies, interrupt shipments and require modification of products already sold by NovAtel, any of which could have a material adverse effect on NovAtel's business, financial condition and results of operations. NovAtel currently relies on two primary subcontractors to manufacture the majority of its circuit card assembly. There can be no assurance that the circuit card assembly subcontractors will be able to manufacture NovAtel's products in a timely and reliable manner. The failure by a subcontractor to manufacture products in a timely and reliable manner could have a material adverse effect on NovAtel's business, financial condition and results of operations.

The Company's success is dependent upon key personnel.

NovAtel's future success depends, in part, on its ability to attract and retain qualified technical staff, such as geomatics engineers, electrical engineers (including radio frequency engineers, A.S.I.C. engineers and digital signal processing engineers), printed circuit board technologists, marketing, sales and executive management. Competition for such personnel is intense and the number of persons with relevant experience, particularly in engineering, is limited. Any inability on the part of NovAtel to attract and retain additional key employees or the loss of one or more of its current key employees could materially adversely affect NovAtel's business, financial condition and results of operations.

The Company may not be able to maintain existing OEM customers and strategic relationships or develop distribution channels for the sale of its products which would affect the Company's revenues and results of operations.

NovAtel sells its OEM products directly to OEM customers and to strategic relationships. The Company expects to continue to utilize these relationships to sell to companies that will incorporate NovAtel's products into their products and services. Accordingly, the Company's success will be dependent in large part on its ability to continue existing relationships and develop new OEM and other third party relationships.

NovAtel cannot predict nor control the extent to which its distribution network will be successful in marketing products incorporating the Company's technology. A material loss of any OEM customers or strategic partners, either as a result of competitive products offered by other companies or products developed internally by these OEM customers and strategic partners, or their inability to penetrate their respective market segments, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that NovAtel can continue to attract OEM customers, dealers and strategic partners and any inability to do so could materially adversely affect the Company's business, financial condition and results of operations.

NovAtel plans to continue expanding its distribution channels. There can be no assurance that such expansion will be successfully completed, that the cost of such expansion will not exceed the revenues generated, or that the Company's sales and marketing organization will be able to successfully compete against the more extensive and well-funded sales and marketing operations of many of NovAtel's current or potential competitors. NovAtel's inability to manage effectively its distribution expansion could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 4 — Information on the Company, Business Overview — Sales, Marketing and Distribution."

The price of NovAtel's common shares has fluctuated substantially over the last few years.

Since January 1, 2004, the closing sale price of NovAtel's common shares has ranged from a low of U.S.$8.07 to a high of U.S.$50.35. A number of factors will continue to influence the market price for the common shares, including:

- volume and timing of orders for NovAtel's products;
- quarterly variations in NovAtel's or its competitors' results of operations;

- the announcement and introduction of new products or product enhancements by NovAtel or its competitors;
- product liability claims or other litigation;
- changes in earnings estimates or recommendations by securities analysts; and
- general market conditions and other factors that may be unrelated to NovAtel's operating performance or the operating performance of its competitors.

If the trading market for NovAtel's stock does not continue to develop, securities analysts may not initiate or maintain research coverage of NovAtel and its shares, and this could adversely affect the market for NovAtel's shares.

The Company may be adversely affected by trends in the markets for GPS technology and products.

NovAtel currently addresses the following markets for the application of GPS technology: surveying and mapping, aerospace, precision agriculture, precise timing, marine, unmanned vehicles, mining and machine control. Although NovAtel believes that these markets have growth potential for sales of GPS products, there can be no assurance that such markets will continue to develop, particularly given that GPS-based systems are still in an early stage of adoption in some of these markets, or that even if they develop, such markets will develop in a direction beneficial to NovAtel's products or product positioning or in the time frame in which NovAtel expects to launch products for these markets. Any development of these markets away from GPS technologies or the GPS products offered by NovAtel could have a material adverse effect on NovAtel's growth potential and its business, financial condition and results of operations.

NovAtel also believes that in certain emerging markets its success will depend on its ability to form and maintain strategic relationships with established system providers and industry leaders. NovAtel's failure to form and maintain such relationships, or the pre-emption of such relationships by the actions of other GPS competitors, could adversely affect its ability to penetrate emerging GPS markets. In addition, NovAtel's future growth will depend upon the timely development of the markets in which it currently competes, its ability to continue to identify and exploit new markets for its products and its ability to open new channels of distribution for existing and future products. NovAtel's inability to effectively and efficiently exploit opportunities in new or emerging markets through successful product marketing, new and timely product introductions and product enhancements and establishing new distribution channels for its products could have a material adverse effect on NovAtel's growth, financial condition and results of operations. Further, to the extent NovAtel builds inventory in anticipation of potential sales in a new market, the failure of that market to develop could have a material adverse effect on NovAtel's business, financial condition and results of operations.

The Company is working towards compliance with new European Union ("EU") restrictions on the use of certain hazardous substances, which may increase the Company's cost or limit the Company's ability to sell product in Europe.

There are EU directives that restrict the use of certain hazardous substances and also create requirements on waste electrical and electronic equipment. NovAtel is currently planning to be compliant on both of these directives before the deadlines. However, if the Company's product development is delayed or if the Company is unable to locate suitable compliant parts and/or compliant manufacturing practices, which deliver the same level of quality as current practices, the Company's sales to Europe may be impacted, starting in 2006. In addition, the Company may incur increased costs to dispose of obsolete inventory.

The failure of Point to repay existing loans to the Company or continue as a going concern could adversely affect the Company's results of operations.

NovAtel sells GPS receivers and antennas to Point which incorporates these receivers into surveying systems that are in turn sold through Sokkia's distribution channels and through independent dealers and distributors. NovAtel's consolidated financial statements include its proportionate 49% joint venture interest in the accounts of Point. Point is subject to similar types of risks as the Company.

Point is dependent on the Company and Sokkia for product supply, distribution and financing. As of December 31, 2004, the Company and Sokkia had collectively loaned Point U.S.$5.3 million, U.S.$2.6 million of which was advanced by the Company. The loans are secured by the assets of Point.

Should Sokkia and the Company discontinue their support, Point's ability to continue as a going concern would be impaired. If the existing loans were ultimately not repaid by Point to the Company and Sokkia, and/or if Point were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point as of December 31, 2004, after consideration of the effects of the proportionate consolidation of Point, would be approximately $450,000, comprised primarily of working capital related items and the costs that would be incurred to cease operations. The consolidated financial statements of the Company contained elsewhere in this Annual Report do not reflect any adjustments that would be required if Point's operations were discontinued. See "— Dependence on Key Customers."

The Company's business is dependent on its intellectual property. If the Company's patents or trademarks are declared invalid, the Company's ability to compete may be adversely affected.

NovAtel currently holds 28 U.S. patents and 33 related foreign patents which expire at various dates no earlier than November 28, 2010. NovAtel also has numerous pending U.S. and foreign patent applications. NovAtel currently licences certain peripheral aspects of its technology from third parties. Although NovAtel believes that its patents and trademarks have value, there can be no assurance that its patents and trademarks, or any additional patents and trademarks that may be obtained in the future, will provide meaningful protection from competition. The value of NovAtel's products relies substantially on its technical innovation in fields in which there are many current patent filings. NovAtel recognizes that as new patents are issued or are brought to its attention by the holders of such patents, it may be necessary for NovAtel to withdraw products from the market, negotiate a license from such patent holders, redesign its products or pay damages assessed as a result of litigation. Such events could have a material adverse effect on NovAtel's business, financial condition and results of operations. In addition, the legal costs and engineering time required to safeguard intellectual property or to defend against litigation could become a significant expense of operations.

NovAtel has received written notices from certain parties alleging patent infringement of their respective patents. Other than one claim by Trimble Navigation Limited ("Trimble") for which a settlement agreement was reached, to date, no formal claim has been brought by any of the parties. The Company believes it has valid defences to these claims should formal proceedings be commenced. In protecting its intellectual property rights NovAtel has from time to time sent out letters to third parties regarding potential infringement. While no intellectual property right of the Company has been invalidated or declared unenforceable, there can be no assurance that such rights will not be invalidated due to the existence of prior art or otherwise held unenforceable. See "Item 4 — Information on the Company, Business Overview — Legal Proceedings."

The Company's acquisition strategy involves a number of risks, including overpayment, failure to adequately integrate an acquired business and distraction of management from core operations.

In order to assist in the achievement of growth, NovAtel continues to seek acquisition opportunities to complement its existing businesses. NovAtel cannot be certain that it will be able to identify suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which may have a material adverse effect on NovAtel's business, results of operations and financial condition. Acquisitions may also result in potentially dilutive issuances of equity securities. When evaluating an acquisition opportunity, NovAtel cannot be certain that it has correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, NovAtel engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. While at the present time NovAtel has no binding agreement or commitment to enter into any such transaction, in normal course, from time to time, it pursues potential acquisitions. NovAtel can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into NovAtel's operations. The failure of NovAtel to manage its acquisition strategy successfully could have a material adverse effect on NovAtel's business, results of operations and financial condition.

The products and services provided by the Company could expose the Company to product liability and other claims.

There is a risk that NovAtel's products and services may not perform up to expectations. While NovAtel usually contractually limits its liability for damages arising from its provision of services, there can be no assurance that they will be enforceable in all circumstances or in all jurisdictions. Furthermore, litigation, regardless of contractual limitations, could result in substantial cost to NovAtel, divert management's attention and resources from NovAtel's operations and result in negative publicity that may impair its ongoing marketing efforts. Although NovAtel has general liability insurance, there is no assurance that this insurance will cover the claims or that the claims will not exceed the insurance limit under its current policies.

The Company's business may be adversely affected by risks associated with international operations.

NovAtel derives a significant portion of its revenues from international sales. NovAtel plans to continue to expand its international sales and marketing efforts. There are a number of risks inherent in NovAtel's international business activities, including unexpected changes in Canadian, United States or other government policies concerning the import and export of goods, services and technology and other regulatory requirements, tariffs and other trade barriers, costs and risks of localising products for foreign countries, higher credit risks, potentially adverse tax consequences, limits on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. Fluctuations in currency exchange rates could materially adversely affect sales denominated in currencies other than the Canadian dollar and cause a reduction in revenues derived from sales in a particular country. The financial stability of foreign markets could also affect the Company's international sales. There can be no assurance that such factors will not materially adversely affect the revenues from NovAtel's future international sales and, consequently, its results of operations. In addition, revenues that NovAtel earns abroad may be subject to taxation by more than one jurisdiction, which could materially adversely affect its earnings. Furthermore, in certain foreign markets, there may be a reluctance to purchase products based on GPS technology, given the control of GPS by the U.S. Government. Each of these factors could have an adverse effect on NovAtel's business, financial condition and results of operations. See "Item 4 — Information on the Company, Business Overview — Sales, Marketing and Distribution."

The adoption of new technologies to replace GPS could adversely affect the Company's business.

The Company operates in a highly technical market. Technology is constantly advancing and changing to meet new demands. NovAtel is unable to determine if GPS will be essential in the future due to unpredictable advances in technology. There is a risk that GPS may be replaced with entirely new technologies and products which are not foreseeable at this time.

Competition and increased industry consolidation could adversely affect the Company's business, financial condition and results of operation.

The GPS industry has been going through a consolidation phase over the past several years. A number of GPS companies have been selecting strategic partners to merge, acquire or form joint businesses in an effort to remain cost competitive and meet customer requirements. The Company expects that this consolidation phase will continue for the foreseeable future resulting in fewer, but larger companies. Industry consolidation, by creating stronger and larger potential competitors, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 4 — Information on the Company, Business Overview — Competition."

A disruption of the GPS satellite network or governmental regulation of this network or GPS products could impair the viability of the Company's business.

The Company's products rely on signals from GPS satellites and to a lesser extent GLONASS satellites. GPS satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. As of January 2005, there are 30 usable satellites, six more than the design requirement. The satellites have a limited design life of between seven and 11 years and the satellites are also subject to damage by the hostile space environment in which they operate. Of the current constellation of satellites, 19 are past their design target and five are past their design life target by six years or more. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current usefulness of the GPS system or the growth of current and additional market opportunities, which, in either case, would adversely affect the Company's business, financial condition and the results of operations. Spare satellites have been launched to address these concerns. There can be no assurance that the U.S. Government will remain committed to the operation and maintenance of GPS satellites over a long period of time, or that the policies of the U.S. Government for the use of GPS without charge will remain unchanged.

Prior to May 2000, the accuracy of GPS was reduced by the distortion of GPS signals as a result of selective availability ("SA"), which was controlled by the U.S. Department of Defense. SA was the activated, intentional system-wide degradation of stand alone GPS accuracy from approximately 25 metres to approximately 100 metres. The Department of Defense implemented SA in order to deny hostile forces accurate position, time and velocity information supplied by GPS. In certain military applications, classified devices are utilized to decode the SA degradation and return accuracies to their original levels. NovAtel has to date been able to design products that will reduce the degradation that can be caused by SA. Although the U.S. Government discontinued the use of SA effective May 2000, there can be no assurance that the U.S. Government will not take further actions which would adversely affect the use of GPS. These actions could include various methods of degrading the system, rendering it inoperable or the re-implementation of SA by the U.S. Department of Defense in times of military action. There can be no assurances that NovAtel would be able to design products to compensate for these further actions. In addition, to protect national security interests, various U.S. Government agencies have indicated their intention to limit or prohibit the use of techniques which compensate for SA and such limitations or prohibitions could have a material adverse effect on the Company's business, financial condition and results of operations. Certain European government organizations have expressed concern regarding the susceptibility of GPS equipment to intentional or inadvertent signal interference. Such concern could translate into reduced demand for GPS products in certain geographic regions.

The European Community and European Space Agency have completed plans and are in the process of launching full-scale development of Galileo. NovAtel expects to be involved in Galileo receiver development activities in the future, through continuing support from the Canadian Space Agency. There can be no assurance that NovAtel will be able to design products compatible with Galileo or that external funding will be obtained for such work.

The Company derives a substantial portion of its revenue from the aviation industry and factors that adversely affect the aviation industry generally could adversely affect the Company's financial condition and results of operations.

NovAtel derives revenue from the Aerospace and Defence market sector, a substantial portion of which has been derived from sales to the ground and airborne aviation industry. In the past three and one half years, the aviation industry has experienced an economic slow down and is only now beginning to recover from activities arising from the events of September 11, 2001 in the United States. In addition, as of December 31, 2004, NovAtel deferred $2.4 million of costs related to the development of a certified aviation GPS receiver. A protracted downturn in the aviation industry could result in a material adverse effect on the Company's revenue from this market and NovAtel's ability to recover the deferred development costs which could adversely affect its financial condition and results of operations.

The Company may be unable to utilize certain tax deductions and investment tax credits, which could adversely affect the Company's results of operations.

The Company has not recorded a provision for income taxes in Canada, other than for Canadian federal large corporations tax, due to previously incurred losses, credits and costs. As of December 31, 2004, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income and taxes payable in Canada. The Company has determined that the acquisition of a majority of its common shares by CMC Electronics in 1998, BAE SYSTEMS p.l.c.'s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP's acquisition of the majority of the common shares of CMC Electronics in April 2001 each constitute an acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Revenue Agency audits.

NovAtel may incur significant costs to satisfy regulatory requirements relating to internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires NovAtel to perform an evaluation of its internal controls over financial reporting and have its auditor attest to such evaluation. Currently, this evaluation will be required in the Company's Form 20-F for the fiscal year ended December 31, 2006. During the next year, NovAtel will be performing the system and process evaluation and testing (and any necessary remediation) required in an effort to comply with the management certification and auditor attestation requirements. As a result, the Company expects to incur additional expenses and diversion of management's time. While NovAtel currently anticipates being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, the Company cannot be certain as to the timing of completion of its evaluation, testing and remediation actions or the impact of the same on its operations.

Sale of NovAtel shares by CMC Electronics will result in increased insurance costs for NovAtel.

From January 2005 to May 11, 2005, CMC Electronics sold approximately 3.7 million common shares of NovAtel through open market transactions, reducing its ownership of the Company from approximately 55% to approximately 9%. NovAtel does not expect the reduced ownership of the Company by CMC Electronics to have a material impact on its day-to-day operations and business or its commercial relationship with CMC Electronics. The strategic partnership agreement signed between CMC Electronics and the Company in 2004 is unaffected by the ownership change. Sales to CMC Electronics, comprised primarily of component sales and royalties, were approximately CDN$640,000 or 1.2% of NovAtel's total 2004 revenue. However, the Company expects to incur incremental annual insurance costs of approximately $500,000 to replace coverage previously provided under group policies arranged by CMC Electronics.

The Company is subject to pending litigation and administrative proceedings.

NovAtel is currently subject to certain legal and administrative proceedings. NovAtel believes that it has meritorious defences and claims with respect to these matters. There can be no assurance, however, that NovAtel will resolve these proceedings without paying damages or assessments. Any resolution of these legal and administrative proceedings which involves a judgment or findings against NovAtel could have a material adverse effect on the business, financial condition and results of operations of NovAtel. See "Item 4 — Information on the Company, Business Overview — Legal Proceedings."

The reallocation of radio frequency bands used by GPS technology or other interference with the reception of GPS signals could harm the utility and reliability of the Company's products.

GPS technology is dependent on the use of the radio frequency spectrum. The assignment of spectrum is controlled by the International Telecommunications Union ("ITU"). The Federal Communications Commission ("FCC") and Industry Canada are responsible for the assignment of spectrum for non-government use in the United States and Canada, respectively, in accordance with ITU regulations. Any ITU, FCC or Industry Canada reallocation of radio frequency spectrum, including frequency band segmentation or sharing of the spectrum, could cause interference with the reception of GPS signals and may materially and adversely affect the utility and reliability of NovAtel's products, which would, in turn, have a material adverse effect on its business, financial condition and results of operations. In addition, emissions from mobile satellite service and other equipment operating in adjacent frequency bands or inband may materially and adversely affect the utility and reliability of NovAtel's products, which could result in a material adverse effect on the Company's business, financial condition and results of operations.

On May 11, 2000, the FCC issued a Notice of Proposed Rulemaking that proposed rules for the operation of Ultra Wideband ("UWB") radio devices on an unlicensed basis in the frequency bands allocated to GPS. A coalition of companies and trade associates, including various airline companies, the Air Transport Association of America and the U.S. GPS Industry Council, submitted a proposal for the regulation of UWB devices to the FCC in November 2001. On February 14, 2002, the FCC approved the commercial use of UWB technology at conservative power limits. The current standards of operation set limits on what radio frequencies UWB devices can be operating in, including avoiding those frequencies used by the military and companies that sell global positioning services. In February 2003, the FCC upheld its ruling to allow the production of UWB devices with "conservative" power limits. This may lead the way for a proliferation of personal wireless devices that would be manufactured and sold on the open market without licence requirements. No restrictions on the density of these devices will be defined. Therefore, it is possible that the GPS noise floor could be contaminated and rise by as much as 10 times the current level when operating in an area with a high density of operating UWB devices. This degradation of the GPS signal-to-noise ratio would adversely affect the performance of the receivers. NovAtel is adding additional digital signal processing algorithms to its next generation GPS receivers to enable tracking of weak GPS signals or continue to operate in high noise floor environments. If the FCC expands or changes the current UWB standards, UWB devices might cause interference with the reception of GPS signals. Such interference could reduce demand for GPS products in the future. Any resulting change in market demand for GPS products could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company may be unable to properly manage the discontinuation of its older products.

As NovAtel develops newer products, many of its older products will reach their end of life. As NovAtel discontinues the manufacturing and sale of these older products, it must manage the liquidation of inventory, supplier commitments and customer expectations. If NovAtel is unable to properly manage the discontinuation of these older products, it could have a material adverse effect on its business, financial condition and results of operations.

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated under the *Canada Business Corporations Act* ("CBCA") on October 17, 1978 as 89006 Canada Ltd. The Company was extra provincially registered in Alberta on November 20, 1979 and remains active in this jurisdiction as of the date of this Annual Report. In July 1979, the Company's name was changed to Westech Systems Ltd. and in April of 1983 was changed to NovAtel Communications Ltd. In October 1996, the Company changed its name to NovAtel Inc. and in November 1996, the Company amended its articles to split its then outstanding common shares from 4 million to 5.2 million and amended its articles to authorize the stated capital of the Company to include an unlimited number of Common Shares and First Preference Shares.

From the time of the Company's formation until the mid-1990s, NovAtel's business was focused on the development of various communication businesses based on wireless technology. In 1989, NovAtel acquired Norstar Instruments Ltd., a developer of GPS technology.

Between 1992 and 1996, NovAtel divested its non-GPS businesses in a series of transactions. Since that time, NovAtel's business has been focused primarily on high-precision GPS technology and products.

In 1997, NovAtel completed an initial public offering of its Common Shares in the United States and was concurrently listed on NASDAQ with the offering under the symbol "NGPS."

On April 17, 1998, pursuant to requests by its customers to integrate GPS technology into its aviation systems, CMC Electronics acquired 58.3% of the then outstanding Common Shares.

In 1999, Point was established to develop advanced measurement solutions that incorporate NovAtel's GPS technology, primarily for Sokkia's surveying and mapping markets.

On April 11, 2001, an investor group led by ONCAP L.P. ("ONCAP") acquired control of the Company through the acquisition of CMC Electronics.

In 2001, NovAtel acquired a controlling equity interest in Mezure, Inc. ("Mezure"), a company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of man-made and natural structures. The business operations of Mezure were discontinued in 2003. See "Item 5 — Operating and Financial Review and Prospects, Operating Results — Overview."

In 2002, NovAtel and Leica Geosystems AG ("Leica Geosystems") formed a strategic partnership, under which NovAtel would develop and supply GPS-based products and technology to Leica Geosystems. See "Item 4 — Information on the Company, Business Overview — Strategic Partnerships — Leica Geosystems."

In May 2003, NovAtel acquired CMC Electronics' non-aviation L1 GPS OEM product line to broaden the Company's product line. See "Item 5 — Operating and Financial Review and Prospects, Operating Results — Overview."

In 2004, NovAtel and CMC Electronics formed a strategic partnership, under which NovAtel would develop and supply GPS-based products and technology to CMC Electronics. See "Item 4 — Information on the Company, Business Overview — Strategic Partnerships — CMC Electronics."

From January 2005 to May 11, 2005, CMC Electronics sold approximately 3.7 million common shares of NovAtel through open market transactions, reducing its ownership of the Company from approximately 55% to approximately 9%.

The Company's principal capital expenditures over the last three years were $2.3 million in 2004, $2.7 million in 2003 and $1.2 million in 2002 and were primarily for equipment for research and development, computer equipment and software and patents/trademarks. The Company expects the capital expenditures of approximately $3.5 million in 2005 to be internally financed.

NovAtel's Common Shares are listed on NASDAQ under the symbol "NGPS." The Company's head and registered offices are located at 1120 - 68th Avenue N.E., Calgary, Alberta, T2E 8S5, and its website is located at www.novatel.com. The information on the website is not incorporated by reference into this Annual Report.

B. Business Overview

General

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel's solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company's high-precision positioning technology into their respective products and systems. The Company is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications.

Management of the Company believes the primary customer benefits of NovAtel's core technology solutions include:

- high-precision positioning with accuracy to the sub centimetre level;
- high-reliability and robust performance, even in challenging environments;
- cost-effective components and sub-systems to enable broad market application;
- small, low-power designs for easy system integration; and
- flexibility to integrate customer software solutions enabling the Company's customers to reduce system costs and accelerate time to market.

The availability of reliable and cost-effective high-precision positioning technology has resulted in an expanding number of commercial applications for the technology. Examples of applications for this technology include enabling commercial aircraft to use direct point-to-point flight lines resulting in reduced operating cost, farmers to equip their tractors with machine controlled precision guidance systems, which typically results in lower operating costs and higher crop yields, and surveyors to use GPS-based instruments to survey sites more rapidly and accurately.

One of the most critical elements of the NovAtel solution is the Company's product line of GPS receivers. The receiver is the core technology which receives, processes and resolves the GPS signals. The majority of NovAtel's proprietary technology is incorporated into NovAtel's receivers and most of the research and development efforts of the Company are directed towards improving their accuracy, reliability and cost effectiveness. These receivers are highly flexible and configurable with software for specific applications which enables the Company and its customers to leverage a limited number of hardware platforms into a wide variety of end-market applications.

Industry Overview

Satellite Navigation Systems

Location determination has become a fundamental requirement for many consumer and commercial activities. GPS is the world's most widely used and accepted technology for precise location determination.

Development of the GPS system began with the launch of the first GPS satellite in 1978. The GPS system was founded and continues to be funded and controlled by the U.S. Department of Defense. The purpose of the GPS system is to provide precise location and time determination for military and civilian applications. The GPS system can currently be accessed free of charge and provides positioning data 24 hours a day worldwide.

The survey industry was the first commercial market to make widespread use of the GPS system. Adoption began in the late 1980's and grew significantly in the early 1990's as new technologies emerged to make the applications more cost-effective. Since that time, use of the system has spread to a variety of commercial and consumer applications including navigation, tracking, mapping and monitoring.

The GPS system is based on signals presently provided by a constellation of 30 orbiting satellites. The system of satellites currently broadcasts on two frequencies, L1, which is available for civilian use, and L2 which is encrypted and primarily used for military applications. GPS positioning is based on a triangulation technique that precisely measures the distance from a GPS receiver to satellites which continuously transmit precisely timed radio signals. GPS receivers calculate the distance by measuring the travel time of the satellite signal. Signals from four satellites are typically required to compute the three dimensional position of the GPS receiver. Under normal operating conditions, a receiver is able to receive signals from six to eight satellites at any point in time.

GLONASS is a similar positioning system established by the former Soviet Union and controlled and operated by the Russian government. The GLONASS system was introduced in 1982 with the launch of its first satellite and currently consists of 14 active satellites. Industry participants generally view GPS as being superior to GLONASS primarily as a result of the greater number of active satellites.

A third system, called Galileo, is currently being developed by the European Space Agency and is scheduled to become operational in or after 2008. According to the report entitled "GPS World Markets" prepared by Allied Business Intelligence Inc., a leading industry research firm, and published in the fourth quarter of 2003 (the "Allied Report"), the European Union is planning to spend U.S.$3.6 billion over the next five years to deploy the Galileo system. The development of alternative satellite positioning systems is a benefit to providers of global positioning technology, such as the Company, since products can be designed to use the signals from multiple systems resulting in greater accuracy and reliability.

GPS Market Overview

The market for positioning technology has experienced significant growth since the original launch of the first GPS satellites. According to the Allied Report, revenue from global GPS systems was estimated to be approximately U.S.$15.0 billion in 2004. According to the report entitled "North American GPS Equipment Markets (A601-22)" prepared by Frost & Sullivan, a leading industry research firm, and published in 2004 (the "Frost & Sullivan Report"), revenue from the North American GPS market was approximately U.S.$4.1 billion in 2004 and is expected to grow to U.S.$6.6 billion in 2007, a 17% compounded annual growth rate.

According to the Frost & Sullivan Report, total unit sales in the North American market are expected to grow from 2.9 million in 2003 to 11.4 million in 2010 for a compounded annual growth rate of approximately

22%. The following chart estimates total North American GPS units shipped or to be shipped for the periods indicated.

Total GPS Units Shipped
(North America: 2003-2010)



GPS (Units in Millions)
12
10
8
6
4
2
0
2.9
3.5
4.2
5.1
6.2
7.5
9.2
11.4
2003
2004
2005
2006
2007
2008
2009
2010

Source: Frost & Sullivan Report (2004).

GPS Market

The overall GPS market can be divided into two primary segments, lower precision consumer markets and higher precision commercial markets. Management of the Company estimates NovAtel's current total addressable annual market for high-precision positioning component technologies and sub-systems is approximately U.S.$300 million to U.S.$400 million.

The following chart illustrates the view of management of the Company in respect of the relative accuracy and reliability needs of the various end-markets. Accuracy refers to how precise the positioning information is required to be in an application. Reliability refers to how important the continuity of positioning is to an application.



High
Reliability
Low
Precision Aircraft Landing
Construction Machine Control
Cellular E911
Unmanned Vehicles
Precision Agriculture
Mapping
Survey
Car Navigation
Consumer Handheld
Vehicle Tracking
Low
Accuracy
High

Management of the Company believes that a limited number of highly specialized GPS companies, including NovAtel, have the capability to develop and produce technology that can be used in higher precision applications, largely as a result of proprietary and patented technology.

As a result of the high degree of specialization required, commercial high-precision GPS component technology is typically sold at significantly higher prices, as illustrated by the following chart, which typically results in higher gross margins than lower precision, consumer focused systems.

Average GPS System Pricing (2004)


U.S. $ Price Per Unit
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$340
$1,189
$2,300
$6,895
$6,948
$8,321
$8,896
$10,998
Recreational Handheld
All Applications
All Aviation
Precision Military
Timing
Commercial Marine
Precision Agriculture
Survey/Scientific

Source: Frost & Sullivan Report (2004).

Growth in High-Precision GPS

Management of the Company believes that growth in the high precision segment of the GPS market is the result of an expanding number of applications which are being driven by technological advancements with respect to accuracy and reliability and a general reduction in the cost of peripheral component technology.

Technological Advancements

Since the introduction of GPS technology, there have been a number of technological innovations that have significantly increased the accuracy and reliability of GPS products. Differential GPS, one of the first techniques developed to improve performance, can be used to achieve position accuracies down to a few millimetres for certain applications. With this technique one receiver, typically called a base station, is precisely positioned on a known location and calculates a variety of measurement errors. This differential correction data is then broadcast via communication links to other receivers, that can be static or in motion, which receive the differential corrections and apply them to provide precise locations. Using this technique, virtually all significant positioning errors can be eliminated and the resulting differential positions can achieve superior accuracy. Limitations of early differential GPS technology included the cost, reliability and form factor of the systems.

Differential GPS was originally developed based on single-frequency receivers which used only the civilian signal. The first commercial dual frequency GPS system, which makes use of both the L1 frequency and the L2 frequency, was introduced in the mid 1980s. Using both signals allows for significant reductions in the time required to calculate a precise position and an increase in the working range of GPS devices.

Other technologies have been developed to address specific issues or applications. For example, in 1993 NovAtel introduced Narrow Correlator tracking technology which significantly reduced the effects of multipath interference which is caused by the reflection of multiple GPS signals. This innovation has allowed for a significant increase in accuracy. Comparable versions of this technology have been broadly adopted by the industry.

Another innovation was on-the-fly initialization which enabled differential GPS to be applied to receivers in motion while maintaining accuracy to within a few centimetres. This technology broadened the application of GPS to unmanned and automated vehicles.

NovAtel has introduced numerous additional technological innovations over the past ten years. See "Item 4 — Information on the Company, Business Overview — Technology." These and other technological innovations have enabled the significant expansion of applications for high precision GPS positioning solutions.

Continued Reduction in the Cost of Peripheral Component Technology

High-precision GPS component suppliers, including the Company, as well as system integrators have benefited from significant reductions in the cost of peripheral components such as microprocessors, memory and wireless communications technology. These savings have enabled a significant reduction in the overall cost of GPS solutions and have driven an expansion in the number of applications using the technology. Management of the Company believes that this trend will continue to promote growth for the high precision segment of the GPS industry.

Other Industry Trends

In addition to the growth trends set forth above, management of the Company believes that growth of the high precision segment will be driven by the outsourcing of core GPS technology by OEMs and system integrators and the development of complementary technologies that will enhance the performance and functionality of existing GPS technology.

Outsourcing of Core GPS Technology by OEMs and System Integrators

A number of NovAtel's key competitors and OEM customers have historically developed core GPS technology in-house or have acquired stand alone GPS component vendors. Management of the Company believes there is currently a trend among OEMs and system integrators to outsource core GPS technology to vendors such as NovAtel. By doing so, these companies are attempting to re-focus on their core competencies, developing custom systems for end market applications, which may enable them to make better use of their capital and other resources. Management of the Company also believes it is becoming increasingly difficult for these companies to provide cost effective and technically advanced precision GPS receivers relative to GPS focused companies, such as NovAtel, that have strong patent positions, substantial continuous GPS development and the ability to leverage their receiver technology across multiple applications.

Development of Complementary Technology

Management of the Company believes that the development of complementary technology that enhances or augments the accuracy and reliability of the core GPS technology will enable a multitude of new applications for the technology and drive further growth. For example, the integration of inertial technology with GPS enables the combined system to provide full position and velocity information while the receiver passes through areas of signal blockage. There are a number of other complementary technologies that are expected to cause an acceleration in the number of applications using the technology.

Barriers to Entry

Management of the Company believes there are significant barriers to entry in the industry, including:

- proprietary and patented technology;
- scarcity of industry expertise; and
- extensive, established relationships with market leading customers and partners.

Mission and Strategy

NovAtel's goal is to become the leading provider of high-precision global positioning component technologies and sub-systems. In order to achieve this goal, NovAtel is focused on the following growth strategies:

- continue to invest in high-precision global positioning technology;
- partner with and/or acquire enabling and complementary technologies;
- continue to build market share with large OEMs and emerging system integrators;
- attract and retain key employees; and
- continue to generate strong revenue growth while improving profitability and capital efficiency.

Continue to Invest in High-Precision Global Positioning Technology

The Company is committed to continual improvement of the accuracy, reliability, cost and quality of its technology. To achieve these objectives, the Company intends to invest in research and development primarily in the following areas: (i) core GPS hardware and software; (ii) technology supporting the modernization of the GPS system; (iii) technology supporting other satellite based positioning systems; and (iv) technology that augments the Company's global positioning technology.

Partner with and/or Acquire Enabling and Complementary Technologies

NovAtel continually seeks to develop strategic partnerships with industry leaders of enabling and complementary technologies, such as inertial systems, guidance technology and wireless communications. The Company also expects to continue to pursue selective strategic acquisitions that are complementary to current product offerings, expand its market opportunity or broaden its customer base.

Continue to Build Market Share with Large OEMs and Emerging System Integrators

The Company plans to continue to build market share and enhance its growth through leveraging its OEM business model. Furthermore, the Company expects to continue to develop relationships with emerging system integrators through its growing international dealer network. An important element of this strategy is to continue to work with OEMs and system integrators in a highly collaborative fashion and to provide them with an exceptional level of customer support.

Attract and Retain Key Employees

NovAtel has assembled a talented and experienced team with proven expertise in the GPS industry. As the Company experiences growth, it intends to hire employees with demonstrated experience and ability, with the objective of increasing the number of highly productive teams. Potential employees are offered the opportunity to work for an industry leader on challenging assignments in their area of core competency with access to state-of-the-art development resources. The Company also maintains a competitive performance based compensation program which is designed to attract and retain employees.

Continue to Generate Strong Revenue Growth while Improving Profitability and Capital Efficiency

The Company intends to continue to pursue profitable growth opportunities through its focus on return on investment. Key elements of this strategy include: (i) maintaining selling prices and gross margins by pursuing value added high-precision global positioning applications; (ii) improving capital efficiency through outsourcing select business activities, manufacturing services and certain design functions; and (iii) investing in initiatives to improve efficiency and reduce costs while continuing to deliver superior customer service.

Products

NovAtel offers a broad range of high-precision GPS and other positioning components and sub-systems. The Company's products combine specialized hardware with proprietary software to enable its customers to fully integrate the Company's technology into their respective products and systems. NovAtel's products include GPS receivers, antennas, proprietary software and augmented GPS products.

A critical component of NovAtel's products are its GPS receivers which process the satellite signals received through the antenna to determine precise positions. A key advantage of NovAtel's GPS receivers is that they are highly flexible and configurable allowing the same receiver to be used across a broad range of applications. For example, NovAtel can install different software on the same type of receiver to meet the specific requirements of customers. This benefits NovAtel through reduced unit costs, higher production rates, focused research and development efforts and a streamlined product line. NovAtel's customers also benefit in that they are able to upgrade their systems on a cost-effective basis by installing new software as opposed to having to replace the entire receiver. NovAtel's GPS receivers are also capable of storing and running customer applications, enabling NovAtel's customers to realize cost-efficiencies and accelerated time to market.

NovAtel offers a range of antennas that are capable of supporting both single frequency and dual-frequency receivers and may be incorporated into a broad range of applications, including those which operate in dynamic or challenging environments.

NovAtel has also developed a range of proprietary high-precision GPS positioning software that enables its customers to achieve accuracies to within a few centimetres, in real-time, while providing a high degree of reliability.

NovAtel leverages the components described above in its aviation and geomatics product lines as well as in its augmented GPS products, such as the SPAN product family. The SPAN product family integrates third-party inertial measurement technology with the Company's GPS technology (receiver, antenna and software) to provide the user with continuous positioning data even when a GPS signal has been temporarily lost.

The following are the Company's most popular products with a brief explanation of their features and applications.

Product	Features and Benefits	Applications and Markets
OEM4-G2 	• High-performance dual-frequency engine for system integration • Pulse Aperture Correlator (PAC™) tracking	 • Our most popular GPS board • Used in a multitude of applications from surveying to UAVs
ProPak-LB*plus* 	• Includes L-band technology for autonomous decimeter-level accuracy • Shock, water, and dust resistant	 • Ideal for real-time applications such as precision agriculture and GIS
WAAS Reference Receiver G-II 	• Superior tracking and integrity verification of GPS and GEO satellites • 50% improvement in performance of MEDLL multipath elimination	 • Designed for use in WAAS, MSAS, GAGAN, and EGNOS air traffic control ground infrastructure systems
SMART ANTENNA 	• Self-contained GPS receiver and antenna • 12-channel parallel all-in-view tracking of L1 C/A code and carrier phase	 • Rugged housing suitable for marine and precise timing applications • Used in precision agriculture
SUPERSTAR II 	• Compact size with low power consumption • Carrier phase capable • Standard SBAS support	 • Ideal for precision timing, marine applications, or asset tracking • Easy integration for meter-level performance
GPS-700 Series 	• Lightweight and featuring Pinwheel™ technology • Eliminates the need for more expensive choke ring antennas	 • Designed for any application requiring single- or dual-frequency precise positioning

Markets

Management of the Company believes there are three primary drivers of future growth in the high-precision global positioning industry:

- increased sales into existing applications in traditional markets;
- development of new applications in non-traditional markets; and
- development of new applications in emerging markets.

Increased Sales into Existing Applications in Traditional Markets

Management of the Company believes sales of existing applications will continue to increase in markets that have been traditional users of GPS technology. Generally, these are markets where GPS has either replaced older technology, such as the marine industry, or markets where GPS technology was adopted at an early stage largely because the benefits of GPS outweighed price sensitivity, such as the survey and mapping market.

The Company expects these markets to continue to expand for a number of reasons including:

- continued reductions in the price of GPS technology are expected to make existing applications more cost-effective for a broader range of users;
- development of new technology is expected to enhance the functionality of existing applications; and
- outsourcing of core GPS technology by OEMs and system integrators is expected to increase.

Selected examples of growth applications in traditional markets include surveying and mapping, aviation and air traffic control ground infrastructure and commercial marine.

Development of New Applications in Non-Traditional Markets

New applications continue to emerge within established markets that to date have not been traditional users of GPS technology. The growth in new applications is largely being driven by OEMs and system integrators who are developing new products that have become commercially viable as a result of technological improvements, cost reductions and the development of complementary technology.

Selected examples of growth applications in non-traditional markets include precision agriculture and mining and construction machine control.

Development of New Applications in Emerging Markets

New applications are also being developed within markets that have been created or transformed as a result of the evolution of low-cost, high-precision positioning technology. These markets represent a diverse range of significant growth opportunities for the Company.

Selected examples of applications in emerging markets include unmanned air vehicles, airborne weapons training and precision asset tracking and guidance.

Customers

NovAtel competes in the high-precision global positioning market by selling components and sub-systems to leading OEMs and system integrators in multiple industries. During the past two years NovAtel has sold its products to over 350 customers worldwide, including some of the leading companies in their respective sectors.

For the fiscal year ended December 31, 2004, NovAtel's 10 largest customers represented 68% of revenue.

Sales to key customers, Leica Geosystems, Raytheon Systems and BEELINE Technologies, accounted for 16%, 15% and 6%, respectively, of the Company's total revenues in 2004. In comparison, sales to Leica Geosystems, Raytheon Systems and BEELINE Technologies accounted for 6%, 5% and 11%, respectively, of the Company's total revenues in 2003. See "Item 4 — Information on the Company, Business Overview —

Strategic Partnerships — Leica Geosystems" and "Item 3 — Key Information, Risk Factors — Dependence on Key Customers."

The Company's proportionate share of sales by Point accounted for 11% of total revenues in 2004 compared to 16% of total revenues in 2003.

In 2004, the Company derived 46% of its revenues in the United States, 19% in Asia/Australia, 26% in Europe, 6% in Canada and 3% in other parts of the world.

The Company divides its customers into three primary market categories, Special Applications, Geomatics and Aerospace and Defence. The following chart sets out the consolidated revenues of the Company by the categories indicated for the fiscal years ended December 31, 2002, 2003 and 2004.

NovAtel Revenues by Category
(2002 to 2004)



($ millions)
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
2002
2003
2004
Special Applications
Aerospace & Defense
Geomatics

Special Applications

Special Applications is the largest and fastest growing category, contributing $33.0 million or 61% of NovAtel's revenues for the fiscal year ended December 31, 2004. This category has experienced a 40% compounded annual growth rate from 2002 to 2004. This group's customers are in diverse markets including precision agriculture, marine, mining and machine control, unmanned vehicles and sports media.

Special Applications has three main types of customers:

- large, industry leading companies utilizing NovAtel's proprietary solutions to develop replacement and transformative products for their end-markets, such as Leica Geosystems in the survey market or AGCO in precision agriculture;
- innovative system integrators that have developed new markets through creative integration of NovAtel's products with other technology, such as BEELINE; and
- dealers and distributors that service hundreds of smaller companies that are developing innovative solutions for existing and new markets.

NovAtel's dealers and distributors are critical in extending the market reach of the Company. In many cases, these organizations make the first sales to small system integrators that grow to become significant customers through the development of innovative product offerings. This was the case for BEELINE Technologies which is now one of NovAtel's largest customers.

Geomatics

Geomatics (surveying and mapping) was one of the first commercial applications of high-precision GPS technology and is currently a well-established market. The Geomatics category contributed $9.3 million or 17% of NovAtel's revenues for the fiscal year ended December 31, 2004. NovAtel's Geomatics category consists primarily of Point, the Company's joint venture with Sokkia. Point provides Sokkia's global marketing organization with advanced measurement solutions for the fields of surveying, mapping, geographic information systems, construction and construction machine control. Sokkia's distribution system includes more than

25 subsidiaries and representatives around the world, each having its own dealer network. NovAtel's sales to Leica Geosystems, although primarily for geomatics applications, are not included in this category for reporting purposes due to historical classification.

Given the relative maturity of this market, growth in the sale of traditional GPS products is expected to be moderate. However, management of the Company believes that GPS modernization and the introduction of the Galileo system represent significant opportunities for future growth as end-users upgrade their equipment in order to realize the enhanced performance and efficiencies that may be achieved through the utilization of the new signals.

Aerospace and Defence

Aerospace and defence continue to be strong markets for GPS technology and include some of the most technically demanding applications of NovAtel's products. The Aerospace and Defence category contributed $11.2 million or 21% of NovAtel's revenues for the fiscal year ended December 31, 2004. Customers of the Company in this group utilize NovAtel's high-precision positioning technology for critical components in such applications as the ground networks of civil air traffic control systems, and in-flight guidance systems on board aircraft that together enable aircraft to determine their precise position, and certain military applications.

The Company's WAAS receivers are a key component of revenue in this category. The WAAS receivers are an important part of the existing ground infrastructure that supports the next generation of air traffic control systems for commercial aviation in North America, Europe, Japan, China and India. Raytheon Company, the Federal Aviation Administration ("FAA") and other leading companies and national aviation organizations around the world have selected NovAtel as a key supplier for this application primarily because of NovAtel's leading technology in this area.

Management of the Company believes that opportunities for future growth within the aviation and defence markets will be driven by such developments as the introduction of the Galileo system and the use of commercial grade receivers in defence applications such as unmanned vehicles.

The Company is currently working with OEMs and system integrators that have determined precision GPS technology can be utilized in many military applications such as training, logistics and missile tracking which do not require the use of encrypted military GPS technology.

Sales, Marketing and Distribution

NovAtel sells, markets and distributes its products through both direct and indirect channels in order to maximize market coverage on a cost-effective basis. The primary focus for NovAtel's sales and marketing efforts is on OEM customers, strategic relationships and supporting a network of dealers and resellers. The Company has developed its sales and marketing capabilities in anticipation of and in response to customer needs as they arise in its multiple markets. The in-house sales and marketing efforts are focused on market research, product management, customer service, distribution management, communications and promotions. Each market receives specific attention to the needs of its sales and distribution channels, which are rapidly changing.

The Company believes that providing a high level of customer technical support is critical to creating and maintaining strong relationships with their OEM and system integrator customers. The Company is able to achieve this level of support by employing a sufficient number of qualified engineers and technicians to advise and provide customers with integration and after-sale support. Due to frequent interaction with customers, these integration engineers and support technicians also act as an important source of customer information, which can drive product enhancements, new product ideas and new business opportunities.

Technology

NovAtel has invested significant funds and resources to become a leading provider of high-precision positioning technology. Since 1992, NovAtel has provided several major technological innovations to meet the increasingly demanding needs of the high-precision positioning industry. NovAtel currently holds 28 U.S. patents and 33 related foreign patents which expire at various dates no earlier than November 28, 2010 and has numerous pending U.S. and foreign patent applications. Some of the more significant technology developments by the Company are discussed below.

1992 Narrow Correlator Tracking Technology

NovAtel established itself in the GPS industry through the introduction of its patented Narrow Correlator tracking technology in 1992. Narrow Correlator tracking allowed NovAtel products to provide positioning accuracy to within one meter with a single-frequency receiver while significantly reducing the effects of multipath interference caused by the reflection of multiple GPS signals. Relative to other GPS technology available at the time, this innovation resulted in a five-fold improvement in accuracy for GPS devices.

1994 Multipath Elimination Technology ("MET")

NovAtel continued its technology advancements with the introduction of MET in 1994. MET expanded upon the Narrow Correlator tracking technology by refining software algorithms to more effectively filter the effects of multipath signal interference. This new technology removed 25% to 50% of the residual multipath errors.

1995 Multipath Estimating Delay Lock Loop ("MEDLL")

In 1995, NovAtel introduced MEDLL technology. MEDLL offered a more rigorous approach to the reduction of multipath effects using improved circuitry, software control and processing. The MEDLL technology further reduced the effects of multipath interference by up to 90%.

1995 Real Time Kinematic ("RTK") Signal Processing Technology

Also in 1995, NovAtel introduced a unique method of applying RTK processing to the carrier frequency signals in order to rapidly increase the accuracy of the computed position from meters to less than 20 centimeters. This signal processing method is particularly useful for single frequency GPS receivers. Previous attempts at using RTK resulted in significant delays before reaching precision accuracies.

2000 Pinwheel™ Aperture Coupled Slot Array Technology

In 2000, NovAtel introduced a new antenna utilizing its patented Pinwheel™ Aperture Coupled Slot Array technology. Using this technology, the Company was able to produce a much smaller and lighter antenna than other available antennas on the market without sacrificing either accuracy or reliability.

2000 Pulse Aperture Correlation ("PAC") Technology™

Also in 2000, NovAtel introduced its new PAC™ technology. Available exclusively on the Company's OEM4 product line, PAC™ technology implements the latest digital signal processing techniques to provide superior tracking capability in the presence of multipath interference. PAC effectively doubles the accuracy of the Narrow Correlator tracking technology and reduces interference by up to eight times.

2002 Model Position Aiding and Position Velocity Filter

In 2002, NovAtel developed a method of increasing the reliability of GPS position output in very challenging environments through the use of model position aiding and position velocity filter techniques. While this technology was initially developed to meet the needs of a specific application, Management of the Company believes that it can be applied to a broader range of markets, such as precision agriculture.

2003 GPS and Micro-Electro-Mechanical System ("MEMS") Integration

The Company has developed software that enables the integration of its GPS receivers with a MEMS system. This system can maintain an accurate estimate of position and velocity without the use of GPS satellite signals for short periods of time. In the absence of GPS satellite signals, a GPS receiver cannot provide information about the user's position or velocity if the direct line-of-sight between the receiver and the satellites is blocked. The integration of GPS and MEMS allows the combined system to provide full position and velocity information while the receiver passes through areas of signal blockage.

2004 GPS Modernization and Integration of Inertial Navigation Systems ("INS")

The Company developed equipment designed to generate and receive the new GPS L5 civil signal. In support of the Company's air traffic control ground infrastructure business, the new L5 equipment will generate the signal used by WAAS Ground Uplink Stations and will also control and monitor the quality of the signal produced by the WAAS geostationary satellites.

The Company continued its technology advancement in the area of integrating GPS and INS technologies, resulting in two patents.

Research and Development

The Company's technology position is supported by a strong commitment to research and development. NovAtel has invested heavily in developing GPS technology, including the design of proprietary software and integrated circuits for GPS receivers. The Company's research and development expense was $9.6 million, $7.1 million and $5.3 million in 2004, 2003 and 2002, respectively.

In addition, the Company also receives significant amounts of funding from its customers through NRE contracts to conduct research and development on their behalf. Typically, NovAtel retains ownership of the intellectual property developed under these arrangements and is able to exploit such intellectual property for its own purposes. The Company's total engineering expenditures, comprised of internal research and development programs and customer funded NRE programs, were $12.5 million or 23% of revenue in 2004, $10.7 million or 28% of revenue in 2003 and $9.4 million or 28% of revenue in 2002.

Often a new product is initially developed for a customer or strategic partner who is willing to purchase development stage products. The Company has used feedback from such initial customers as a source of information in designing and refining its products, and in defining, with greater precision, customer needs in emerging market areas.

Competition

NovAtel faces competition primarily from other developers and suppliers of high-precision positioning component technology which is sold to OEMs and system integrators for commercial applications, as well as from OEMs who choose to develop and produce the component technology in-house.

The primary competitors supplying component technology to OEMs and system integrators vary by each industry or market served, but generally include Trimble Navigation Limited (U.S.), Thales Group (France), Topcon Positioning Systems (Japan), Javad Navigation Systems (U.S.), NavComm Technologies (U.S.) and at the single-frequency level, companies such as CSI Wireless Inc. (Canada) and Furuno Marine Electronics (Japan). While these competitors to NovAtel offer high-precision positioning solutions to OEMs, many also develop, produce and market products that are sold directly to end-users and are therefore in competition with the OEMs' end-products and solutions.

NovAtel works with OEMs in a highly collaborative and cooperative process to provide them with the core technology that becomes integrated into their end products and solutions. Management of the Company believes that the non-competitive nature of its relationships with OEMs is a key differentiator and a competitive advantage for the Company relative to other suppliers.

Strategic Partnerships

Leica Geosystems

The Company entered into a strategic co-operation agreement with Leica Geosystems on May 1, 2003, to jointly develop new technology for GPS in the high-precision geomatics market. The initial term of the agreement is seven years. Under the terms of the agreement, NovAtel has agreed to develop a custom version of existing GPS receivers and other components for Leica Geosystems. In September 2003, pursuant to the strategic co-operation agreement, the Company entered into a supply agreement with Leica Geosystems which sets forth the arrangements under which NovAtel would develop and supply Leica Geosystems with a custom GPS receiver. In February 2004, Leica Geosystems announced the launch of a new surveying system (System 1200) that incorporates NovAtel's GPS receiver and antenna technology. In addition, the Company, Leica Geosystems and CMC Electronics entered into a change of control agreement dated April 5, 2004, which provides Leica Geosystems with certain rights in the event of the acquisition of control of NovAtel by certain competitors of Leica Geosystems. See "— Certain Contractual Rights" and "Item 3 — Key Information, Risk Factors — Dependence on Key Customers."

Point, a NovAtel/Sokkia Joint Venture

The Company owns 49% of the common shares in Point, a geomatics joint venture with Sokkia, one of the world's largest suppliers of surveying and mapping equipment. The Company sells GPS receivers and antennas to Point which incorporates these products into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point's Calgary operations. See "Item 3 — Key Information, Risk Factors — Dependence on Key Customers."

CMC Electronics

The Company and CMC Electronics entered into a strategic co-operation agreement on April 5, 2004, to cooperate in the development of new technology for GPS aviation solutions and under which the Company would develop and supply global positioning products and technology to CMC Electronics. CMC Electronics is one of the world's largest suppliers of certified GPS products into the commercial aviation market. The initial term of the agreement is ten years. Under the terms of the agreement, for so long as the Company is CMC Electronics' sole and exclusive supplier of global positioning products and technologies for certain specified avionics markets and ground based augmentation systems, NovAtel has agreed not to sell such products and technology for use in such markets. In consideration for agreeing to such restrictions, the Company is entitled to receive minimum payments of $2.4 million in the initial four year period of the agreement. NovAtel's revenue with CMC Electronics in 2004 was approximately $640,000, or 1.2% of total revenue. See "Item 3 — Key Information, Risk Factors — Dependence on Key Customers."

Certain Contractual Rights

Pursuant to the terms of a strategic co-operation agreement dated April 5, 2004, Leica Geosystems has the unilateral right in the case where a defined competitor of Leica Geosystems obtains (1) 50% of the voting shares of the Company, (2) the power to elect a majority of the Board of Directors, or (3) obtain a significant portion of the Company's technology, to cancel the strategic co-operation agreement and any related development and supply agreements signed between the Company and Leica Geosystems, the right to purchase the intellectual property developed by the Company on behalf of Leica Geostystems (while providing the Company a license to use such intellectual property in its ongoing business) and in the event of a material disruption in supply to deal directly with the Company's suppliers (subject to appropriate compensation to the Company).

Employees

A key priority of the Company is to attract, train and retain talented employees. NovAtel views its highly skilled and performance-motivated employees as a competitive advantage and a key part of the strategy for future growth. The Company staff turnover rate was approximately 5% for its fiscal year ending December 31, 2004 (excluding Point employees and involuntary separations).

As at December 31, 2002, 2003 and 2004, the Company (excluding Point) had the following full-time employees:

Department	Full-Time Employees 2002	2003	2004
Research and development	57	67	75
Operations	28	32	37
Administration and finance	22	21	22
Sales and marketing	13	18	16
TOTAL	120	138	150

The Company also retained four part-time, ten temporary employees and one contract personnel as at December 31, 2004. Separately, Point employed 39 permanent employees and one temporary employee as at December 31, 2004. None of NovAtel's employees are represented by a labour union, and the Company has not experienced any work stoppages.

Operations and Facilities

NovAtel's registered and head office is located in Calgary, Alberta. The Company's office space totals approximately 46,000 square feet and is subject to a ten-year lease that expires in 2009, with an option for NovAtel to extend the term for a further five-year period. In December 2004, the Company exercised an option under the lease that requires the owner of the Calgary facility to build an expansion of 20,000 square feet. The expansion is expected to be ready for occupancy in early 2006. At this location, the Company assembles, tests, packages and ships most of NovAtel's products including GPS receivers and antennas.

The circuit card assemblies, which are a primary component of NovAtel's GPS receiver, are manufactured by contract suppliers in accordance with NovAtel design, manufacturing and testing requirements. NovAtel has two primary subcontract suppliers of circuit card assemblies.

Patents, Trademarks and Licenses

NovAtel currently holds 28 U.S. patents and 33 related foreign patents which expire at various dates no earlier than November 28, 2010 and has numerous pending U.S. and foreign patent applications. The Company also currently has numerous trademarks worldwide, including the NovAtel trademark, which is registered or pending in 31 countries. See "Item 3 — Key Information, Risk Factors — Patents and Proprietary Rights; Patent Litigation."

NovAtel has copyrights and intellectual property rights to its proprietary software and custom integrated circuit designs. In 1997, the Company purchased a license with respect to its SoftSurv software, which is a full-featured GPS dual frequency data post-processing package software for surveying applications. In 1999, NovAtel licensed SoftSurv and certain intellectual property related to end user products to Point. See "Item 4 — Information on the Company, Business Overview — Strategic Partnerships — Sokkia/Point Joint Venture."

Legal Proceedings

In November 1994, the Company commenced an action against Trimble Navigation Limited ("Trimble") seeking relief and damages for an alleged infringement of the Company's U.S. Patent No. 5,101,416 (the "Narrow Correlator patent"). In March 1995, Trimble commenced an action against the Company seeking relief and damages for an alleged infringement of Trimble's U.S. Patent No. 5,390,207 (the "207 patent"). In January 1996, Trimble filed a complaint with the International Trade Commission in the U.S. seeking to ban imports of the Company's products into the U.S. which allegedly infringed upon the 207 patent. All of these claims were resolved on July 16, 1996 when the Company and Trimble entered into a settlement agreement by cross licensing certain technologies, including a Narrow Correlator license to Trimble. The 1996 settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate the licenses and rights granted upon a direct change of control. As of December 31, 2004, intangible assets of the Company included $216,000 related to the settlement agreement with Trimble. On June 26, 2001, NovAtel received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition of the Company by CMC Electronics in April 1998. The Company has sought legal advice regarding Trimble's termination rights under the 1996 settlement agreement and continues to evaluate the impact, if any, of Trimble's notice of termination. As of the date hereof, the Company has not provided for any impairment of these intangible assets in its financial statements.

Other than the foregoing, there are no outstanding legal proceedings material to the Company that the Company is aware of to which the Company, its subsidiaries or any of its properties are subject, nor are there any such proceedings known to be contemplated.

C. Organizational Structure

On April 17, 1998, CMC Electronics purchased approximately 58% of the Company's total shares outstanding from the Company's two principal shareholders. From January 2005 to May 11, 2005, CMC Electronics sold approximately 3.7 million common shares of NovAtel through open market transactions, reducing its ownership of the Company from approximately 55% to approximately 9%.

The Company does not have any significant subsidiaries.

D. Property, Plant and Equipment

See "Item 4 — Information on the Company, Business Overview — Operations and Facilities."

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Management's discussion and analysis is a review of the results of operations and the liquidity and capital resources of the Company and is dated April 29, 2005. It should be read in conjunction with the selected financial data and the consolidated financial statements of the Company and the notes thereto included elsewhere in this Annual Report. Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See "Item 3 — Key Information, Risk Factors."

The Company prepares its financial statements in Canadian dollars and in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company is required to reconcile the material differences between Canadian GAAP and U.S. generally accepted accounting principles ("U.S. GAAP"). Such reconciliation is set forth in Note 22 of the consolidated financial statements of the Company included elsewhere in this Annual Report.

Executive Overview

NovAtel designs, markets and sells high-precision GPS and other positioning component technology and sub-systems for a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel's solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company's high-precision GPS technology into their respective products and systems. Unless the context requires otherwise, references herein to "NovAtel" or the "Company" refer to NovAtel Inc., including its interest in its joint venture, Point.

The Company's goal is to become the leading provider of high precision GPS component technology and subsystems. In order to achieve this objective, NovAtel's management focuses on achieving average long-run organic revenue growth of 15% to 20% per year (prior to currency fluctuations). Since the Company's top ten customers generated 68% of revenue in 2004, NovAtel's ability to achieve its revenue projections and revenue growth will be largely dependent on maintaining successful relationships with its key customers and strategic partners, as well as forming relationships with new key OEM customers.

A substantial portion of the Company's operating costs are relatively fixed in the short-term, and consequently, NovAtel's short-term profitability is largely dependent on achieving projected revenues and forecasted gross margins as a percentage of revenue.

In order for the Company to maintain its technology position within its market, the Company's management believes that continued significant investment in research and product development programs is required and expects research and development costs, net of customer funding, will be 15% to 20% of revenue in the near term.

As part of the Company's growth strategy, the Company also focuses on managing working capital, particularly inventory and trade accounts receivable.

The Company uses performance based incentive programs for both senior management and employees. Incentive pay under these programs is dependent on the Company achieving certain corporate objectives, such as operating income targets.

Most of the Company's revenues (approximately 98% in 2004) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company's expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect results of operations.

The Company's results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including acquisition of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiary and joint venture entities, certification and market acceptance of the Company's new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering ("NRE") fees, seasonality of customer purchase patterns and the timing of industry trade shows.

NovAtel's consolidated financial statements include a 49% proportionate share of Point, a geomatics joint venture with Sokkia, accounts as required under Canadian GAAP. The Company sells products to Point which incorporates them into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point's Calgary operations. The Company's consolidated Statements of Operations include the proportionate share of each of the equivalent line items reflected on Point's Statement of Operations. Similarly, the Company consolidates its proportionate share of each line item of Point's balance sheet.

On May 14, 2003, the Company acquired CMC Electronics' non-aviation L1 GPS OEM product line. The new product line extended the Company's current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market. This increased the Company's total addressable market in core sectors and also created entry points into new vertical markets, such as timing and marine. The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this product line. NovAtel expects the $600,000 royalty payment will be paid out in full by the end of 2005. CMC Electronics' non-aviation L1 GPS OEM product line contributed approximately $4.4 million in revenue in 2004 compared to $2.3 million in 2003.

Revenue and Expenses

Revenues include product sales and NRE fees. NRE fees are received by the Company from its customers under engineering service contracts. Revenues from product sales consist primarily of sales of OEM receivers, software upgrades, GPS antennas, WAAS type receivers and end user products. The Company classifies its revenues into the following three primary categories, Geomatics, Aerospace and Defence, and Special Applications.

The Geomatics category is made up of surveying and mapping markets. Geomatics revenues are largely comprised of NovAtel's sales to Point, net of intercompany eliminations, and NovAtel's 49% proportionate share of sales by Point.

The Aerospace and Defence category is made up of aviation and defence markets. These markets utilize the Company's precision positioning technology for critical components in civil air traffic control, flight management systems, and certain military applications.

The Special Applications category is made up of marine, precision agriculture, unmanned vehicles, construction/grading, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets.

The Company typically maintains control of the technology developed under NRE contracts allowing it to use these technologies to improve its current products and develop new products and solutions.

Total revenue has increased year over year since 2001 at a compounded annual growth rate of 24% through sales to new customers as well as through sales of additional products and services to existing customers.

Cost of product sales consists primarily of the cost of the raw materials and components, labour and other manufacturing expenses and overhead. Cost of NRE fees consists primarily of personnel and related costs incurred in providing the engineering services.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, changes in materials and contract manufacturing costs, liquidation of discontinued inventory and absorption of fixed manufacturing costs.

Research and development expenses consist primarily of compensation of engineering personnel, contracted research and development expenses, amortization of purchased technology, amortization of equipment costs, and facility and computer support costs. Research and development expenses are reduced to the extent they are funded under customer funded NRE contracts and other engineering development contracts.

Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising, promotion and trade shows, dealer and agents commissions, facilities and other expenses related to the sale of products.

General and administration expenses consist primarily of compensation of administrative personnel, professional fees such as legal, audit and insurance costs, corporate overhead, computer support costs and facilities expenses.

Critical Accounting Estimates

The Company applies a number of critical accounting estimates in preparing the consolidated financial statements. A discussion of the Company's critical accounting estimates follows.

Revenue Recognition

Revenues from product sales are generally recognized at the time of shipment to the customer. Revenues from NRE fees are recognized at the time services are rendered. On long-term contracts, in which the customer pays established rates for time and materials, revenue is recognized as services are rendered and costs are incurred. On certain long-term contracts, revenue is recognized using the proportional performance method relative to customer milestones achieved or total costs incurred. Revisions in cost and profit estimates during the course of work are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Some contracts contain penalty provisions based on performance relative to established targets. Such penalties are included in revenue or cost estimates when amounts can be reasonably determined.

In 2004, approximately $5.1 million, or 9.5%, of the Company's revenue was derived from NRE services fees. Approximately 83% of these revenues were recognized from contracts on which the customer paid established rates for time and materials.

At the time the Company recognizes revenue, the Company reduces the measurement of revenue by an estimate of the expected product returns and price adjustments. The provision for product returns and price adjustments is assessed for adequacy at each quarter-end and is based on recent historical experience and known customer claims. The provisions for product returns and price adjustments was $262,000 as of December 31, 2004 compared to $268,000 at December 31, 2003, with the decrease attributable to reduced known claims.

The Company generally ships its products FCA (free carrier all) shipping point, and accordingly, recognizes revenue at time of shipment, provided that collection of payment is reasonably assured and no significant obligations on the Company's part remains.

Effective with the fourth quarter of 2002, the Company changed its policy of recognizing revenue on shipments of product from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point, due to the uncertainty of collecting payment on the associated receivables. As of December 31, 2004, the Company had deferred revenue related to product shipments to Point of $709,000, net of inter-company eliminations. The Company would revert to its prior policy of recognizing revenue at the time of shipment if the Company is able to determine that reasonable assurance of collecting payment from Point exists. This determination would be based on Point's ability to demonstrate sustained improved operating performance and/or Point receiving additional financial support from the Company and Sokkia sufficient to enable Point to meet its financial obligations on an ongoing basis.

Inventories

Raw materials and components, work-in-progress, and finished goods inventories are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes materials, labour and manufacturing overhead.

The Company establishes provisions for obsolete or excess inventory. The Company's products have product life cycles that range on average from two to four years. At both the product introduction and product discontinuation stage, there is a higher degree of risk of inventory obsolescence. In 2004, the provision for obsolete and excess inventory included in the statement of operations was $450,000 or 0.8% of revenue, compared to $691,000 or 1.8% of revenue in 2003, with the higher provision in 2003 relating to the substantial discontinuation of the first generation WAAS and older generation GPS receiver products. The provision for obsolete and excess inventory is evaluated for adequacy at each quarter end.

The estimate of the provision for obsolete and excess inventory is partially based on expected future product sales, which are difficult to forecast for certain products. As of December 31, 2004, the Company had approximately $1.1 million (gross value before inventory provisions) of first generation WAAS and older generation GPS receiver inventory for which no firm customer commitments were on hand. Based on the Company's assessment of future market opportunities, the Company expects that the value of this inventory will not be realized through future sales, and, accordingly, has established provisions to reduce the net value of this inventory to $nil. As at December 31, 2004, the provision for obsolete or excess inventory was $2.0 million or 28% of the gross value of inventory, compared to $1.7 million or 26% at December 31, 2003.

Allowance for Doubtful Accounts

The Company establishes provisions for doubtful accounts receivable. These provisions are established at the time revenue is recognized and are re-evaluated at each quarter end for adequacy. In determining the adequacy of the provision, the Company considers known uncollectable or at-risk receivables as well as the aging profile of other receivables. In 2004, the provision for doubtful accounts included in the statement of operations was $179,000 or 0.3% of revenue, compared to $371,000 or 1.0% of revenue, in 2003, with the lower provision in 2004 attributable to a decrease in the amount of uncollectable receivables from customers.

As at December 31, 2004, the provision for doubtful accounts was $945,000 or 8.9% of the gross value of the receivables compared to $810,000 or 10.9% at December 31, 2003. The higher dollar amount of the provision reflects higher revenues in general.

Provision for Future Warranty Costs

Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair products for the balance of the warranty periods.

The Company's products are covered by standard warranty plans that extend normally 15 months to 18 months from the date of product shipment. Certain customers negotiate warranty terms that range up to three years.

The Company provides for the costs of expected future warranty claims at the time of product shipment. The adequacy of the provision is assessed at each quarter end and is based on historical experience of warranty claims and costs. As of December 31, 2004, the Company's provision for future warranty claims was $538,000 compared to $410,000 as of December 31, 2003, with the increase attributable primarily to increased revenue from product shipments.

Research and Development Costs and Deferred Development Costs

Research costs are charged to operations as incurred. Development costs, including software development costs, are charged to operations as incurred unless they meet specific criteria related to technical, market and financial feasibility. In these circumstances, the costs are deferred and amortized on a systematic basis, subject to an estimate of recoverability.

In 2004, the Company deferred development costs of $218,000 related to the development of a certified aviation GPS receiver, compared to $157,000 in 2003. With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $416,000 of these deferred costs in 2004 compared to $196,000 in 2003.

At December 31, 2004 the Company had deferred $2.4 million of development costs ($2.6 million at December 31, 2003). The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. On April 5, 2004, the Company and CMC Electronics entered into a Strategic Cooperation Agreement which *inter alia* provides for certain guaranteed future payments over the next four years. Under the current business programs between the Company and CMC Electronics, the Company would expect these future payments to substantially recover the $2.4 million of deferred development costs as of December 31, 2004. Should future actual sales of this receiver be materially lower than the current estimated sales, all or a portion of the deferred development costs would be charged to results of operations. The Company assesses the recoverability of the deferred development costs at each quarter end.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

As of December 31, 2004, the Company had net unrecognized income tax benefits related to previously incurred income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits totalling approximately $160 million, which are available to reduce future taxable income and taxes payable, primarily for Canadian purposes.

Historically, prior to 2004, the Company had established a full valuation allowance against the calculated tax benefits, since it was uncertain that these tax benefits were more likely than not to be realized. In determining the valuation allowances to establish against these deferred tax benefits, the Company considers many factors, including the specific taxing jurisdiction, the carry forward period, income tax strategies, limitations due to acquisitions-of-control and forecasted earnings. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the deferred tax benefits will not be realized. In 2004, the Company determined, on the basis of four consecutive years of increasing profitability from 2001 to 2004 and the Company's forecasts of operating results for the foreseeable future, that it was more likely than not that a portion of the future income tax assets would be realized. As part of this analysis, the Company used a seven year moving average of forecasted profitability for its operations subject to Canadian income tax.

Accordingly, the Company recognized a future income tax asset of $3.2 million on its balance sheet as of December 31, 2004, and a corresponding $1.1 million future income tax benefit and $2.1 million benefit of investment tax credits in its statement of operations for the year ended December 31, 2004.

As of December 31, 2004, the valuation allowance against the calculated future income tax assets was approximately $50.3 million, or 94% of the gross value of the future income tax assets.

If the Company's forecasted profitability in the foreseeable future were 20% above or 20% below current estimates, the future income tax benefit and benefit of investment tax credits included in the statement of operations for the year ended December 31, 2004, would have been approximately $3.6 million and $2.8 million, respectively.

Results of Operations

The following table sets out, as a percentage of revenue, consolidated operations data for the periods indicated.

	Year Ended December 31,		
	2004	2003	2002
	(Percentage of Revenue)		
Revenues	100.0%	100.0%	100.0%
Gross profit — product sales	59.9	53.9	55.9
Gross profit — NRE fees	43.1	45.5	34.4
Total gross profit	58.3	52.5	51.9
Operating expenses:			
Research and development	17.8	18.4	16.1
Selling and marketing	10.7	13.6	16.2
General and administration	9.8	11.1	12.2
Share offering costs	1.4	—	—
Total operating expenses	39.7	43.1	44.5
Operating income	18.6	9.4	7.4
Interest income, net	0.5	0.4	0.3
Other expense	(1.2)	(1.7)	(1.0)
Benefit of investment tax credits	8.1	—	—
Income from continuing operations before income taxes	26.0	8.1	6.7
Income taxes			
Current provision	4.3	0.1	0.2
Future income tax expense (benefit)	(2.0)	—	—
Net income from continuing operations	23.7	8.0	6.5
Income (loss) from discontinued operations	0.1	0.9	(2.0)
Net income	23.8%	8.9%	4.5%

2004 Compared to 2003

Revenues

Total revenues in 2004 were $53.9 million, representing a 39% increase over 2003 revenues of $38.7 million, despite the adverse impact of the weaker U.S. dollar relative to the Canadian dollar. Since the majority of the Company's revenues are denominated in U.S. dollars, a weaker U.S. dollar adversely affects NovAtel's revenues.

NovAtel's U.S. dollar denominated revenue declined to an average of $1.30 Canadian in 2004 from an average of $1.40 Canadian in 2003. If the Company's U.S. dollar denominated revenues were converted into Canadian dollars at equivalent exchange rates, revenue in 2004 would have been approximately 50% higher than in 2003.

The following table sets out revenues of the Company by the market categories indicated for the fiscal years ended December 31, 2004 and 2003.

	2004		2003		Change	
	$	%	$	%	$	%
			($000's)			
Geomatics	$ 9,339	17%	$ 8,380	22%	$ 959	11%
Aerospace and Defence	11,248	21	7,558	20	3,690	49
Special Applications	32,952	61	22,563	58	10,389	46
Other	393	1	183	—	210	>100
TOTAL	$53,932	100%	$38,684	100%	$15,248	39%

Geomatics

In 2004, Geomatics revenues were largely comprised of NovAtel's sales to Point, net of intercompany eliminations and the Company's proportionate share of sales by Point. Geomatics sales were $9.3 million in 2004, an increase of 11% from $8.4 million in 2003, due primarily to higher sales volumes from the Company to Point, including NRE revenue associated with new product development.

Point's operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution as opposed to product development. NovAtel had been disappointed in the operating performance of Point, particularly the lower than expected revenues which the Company anticipated would increase after the April 2002 restructuring. The Company continues to work with Point's management and Sokkia to improve the operating results of Point. Point's operating performance in the second half of 2003 and in 2004 improved in comparison to prior periods in certain areas, including higher revenue and customer orders. However, there can be no assurance that Point's operating performance will continue to improve.

Aerospace and Defence

Aerospace and Defence revenues were $11.2 million in 2004 compared to $7.6 million for 2003, an increase of 49%. The Company's Aerospace and Defence revenues are highly dependent on the timing of large, government-funded programs. The majority of the revenue in 2004 related to three U.S. WAAS aviation programs that contributed $8.2 million in revenue, including $5.2 million of hardware deliveries, in 2004 compared to $4.7 million in 2003.

In early 2004, the Company completed a contract awarded by the FAA in 2002 to develop the next generation WAAS receiver. The Company received a letter subcontract from Raytheon Company for production start-up and 83 initial receiver deliveries, all of which were delivered in 2004. The contract has subsequently been amended to add another 22 WAAS receivers for delivery in early 2005. At the end of 2004, the contract had a combined NRE and production value of approximately U.S.$3.7 million. The Company's NRE work under the program was substantially complete by the end of 2004.

NovAtel is also participating in the new Geostationary Command & Control Segment program to develop Ground Uplink System receivers for the new third Geostationary Satellite for WAAS. In 2003, NovAtel received a letter subcontract from Raytheon worth up to U.S.$1.64 million NRE plus U.S.$885,000 in hardware deliverables. The Company's NRE work under the program was substantially complete by the end of 2004 and all hardware deliveries were completed.

In 2003, NovAtel received a letter subcontract from Raytheon Company for the development of an L1/L5 Signal Generator to be used with the new WAAS/GEO Ground Uplink System. This letter contract is worth up to U.S.$1.0 million NRE plus U.S.$592,000 in hardware deliverables. The Company's NRE work under the program was substantially complete by the end of 2004 and all hardware deliveries were completed.

The certified GPS receiver being jointly developed by the Company and CMC Electronics is intended for use in airborne applications and the local area augmentation system ("LAAS") program. With the GPS receiver achieving certification, the Company earned royalties of $545,000 in 2004 and expects royalties for 2005 to contribute between $500,000 and $600,000 in revenue.

In October 2004, the Canadian Space Agency (CSA) awarded a contract to the Company for demonstration and prototype receiver development for the European Galileo system. The value to NovAtel of CSA's contribution under the contract is $997,000.

Special Applications

Special Applications revenues were $33.0 million in 2004 compared to $22.6 million in 2003, an increase of 46%. The increase was primarily attributable to higher product shipments to Leica Geosystems of $6.3 million, an increase in revenue from the GPS OEM L1 product line acquired in May 2003 from CMC Electronics of $2.1 million, and higher shipments of product into China of $2.4 million. The increase in Special Applications revenue was achieved despite the impact of the weaker U.S. dollar on revenues of the Company.

The Company entered into a strategic co-operation agreement with Leica Geosystems in May 2003 to jointly develop new technology for GPS in the high-precision geomatics market. In September 2003, pursuant to the strategic co-operation agreement, NovAtel also entered into a supply agreement with Leica Geosystems which sets forth the arrangements under which NovAtel would develop and supply a custom GPS receiver for Leica Geosystems. In February 2004, Leica Geosystems announced the launch of a new survey product that incorporates NovAtel's GPS receiver and antenna technology. The Company expects revenue from product shipments supplied to Leica Geosystems to comprise between 15% and 20% of NovAtel's total revenue in 2005.

Revenues by Geographic Market

In 2004, the Company derived approximately 48% of its total revenues from the sale of products to countries outside the United States and Canada compared to 43% in 2003. Revenues from such international sales increased to $25.8 million in 2004 from $16.5 million in 2003, primarily as a result of higher shipments to Leica Geosystems.

Gross Profit

Gross profit increased to $31.4 million in 2004 from $20.3 million in 2003, mainly as a result of increased revenue. Gross profit as a percentage of total revenues increased to 58.3% in 2004 from 52.5% in 2003. The increase in gross margin as a percentage of revenue is primarily attributable to favourable product mix, including the benefit of aviation hardware shipments and a lower proportion of NRE fee revenues relative to product sales, and lower per unit manufacturing costs of the Company's GPS receivers.

Research and Development

Research and development expenses increased 35% to $9.6 million in 2004 from $7.1 million in 2003 but decreased as a percentage of total revenues to 17.8% in 2004 from 18.4% in 2003. The increase in research and development dollars reflects higher employee compensation and benefit costs of $2.2 million, including higher provisions for employee incentive programs, higher amortization costs of $183,000 relating to equipment and higher non-related party consulting costs of $273,000. In addition, in 2003, the Company incurred one time costs of $441,000 related to the acquisition of CMC Electronics' non-aviation L1 GPS OEM product line.

Selling and Marketing

Selling and marketing expenses increased 9.1% to $5.8 million in 2004 from $5.3 million in 2003 but decreased as a percentage of total revenues to 10.7% in 2004 from 13.6% in 2003. The increased selling and marketing costs were primarily due to higher employee compensation and benefit costs, including higher provisions for employee incentive programs of $600,000, higher employee relocation costs of $50,000, higher travel costs of $83,000, partially offset by lower distribution costs in Asia of $160,000, and lower provision for doubtful accounts of $192,000.

General and Administration

General and administration expenses increased 24.1% to $5.3 million in 2004 from $4.3 million in 2003 but decreased as a percentage of total revenues to 9.8% in 2004 from 11.1% in 2003. The increased expenses are attributable to higher employee compensation and benefit costs including higher provisions for employee incentive programs of $767,000, employee relocation expenses of $42,000 and increased professional fees of $260,000. The Company expects incremental insurance costs in 2005 of approximately $500,000 to replace coverage previously provided under group policies arranged by CMC Electronics, Inc. due to its recent reduction in the ownership of the Company.

Share Offering Costs

In 2004, the Company incurred $754,000 of expenses related to a proposed public offering in Canada and a private placement in the U.S. of its common shares. On May 26, 2004, the Company withdrew the offering. As the Company did not proceed with the offering, the Company has expensed the $754,000 within the Consolidated Statements of Operations for the year ended December 31, 2004.

Interest Income, net

NovAtel earned net interest income of $313,000 in 2004 compared to $174,000 in 2003 as a result of higher cash balances available for investment. The Company's cash deposits which are not required for operations are invested in short-term interest bearing instruments.

Other Expense

Other expense in 2004 was $662,000 compared to $664,000 in 2003. Other expense in 2004 consisted primarily of $595,000 in foreign exchange losses arising from a strengthening of the Canadian dollar versus the U.S. dollar and $70,000 in cash discount costs related to early payment on sales to Sokkia by Point. Other expense in 2003 included $527,000 in foreign exchange losses arising from a strengthening of the Canadian dollar versus the U.S. dollar and $83,000 in cash discount costs related to early payment on sales to Sokkia by Point.

Benefit of Investment Tax Credits

In 2004, the Company recognized a $4.4 million benefit of investment tax credits, of which $2.3 million was related to the use of investment tax credits to shelter tax otherwise payable in 2004 and $2.1 million was related to the recognized future income tax asset. There was no comparable benefit of investment tax credits in 2003, as the Company used tax losses to shelter tax otherwise payable and had not had a sufficient record of profitability to recognize the future benefit.

Provision for Current Income Taxes and Future Income Tax Benefit

The provision for current income taxes consists primarily of an expense related to and equal to the benefit of investment tax credits recognized elsewhere on the statement of operations and Canadian federal large corporations tax. The provision for current income taxes was $2.3 million in 2004, compared to $52,000 in 2003. The increase was mainly attributable to an expense incurred with the recognition of the benefit of investment tax credits and a higher tax base for Canadian federal large corporations tax.

In 2004, the Company recognized $1.1 million future income tax benefit (see "Critical Accounting Estimates") compared to $nil in 2003. The Company recognized the future income tax benefit in 2004 on the basis of its improving profitability from 2001 to 2004 and the Company's forecasted profitability in the foreseeable future.

Income (Loss) from Discontinued Operations

In 2004, the Company recognized income from discontinued operations of $21,000 compared to $360,000 in 2003, attributable to the liquidation of the residual assets and liabilities of its former subsidiary, Mezure, which was discontinued in 2003.

2003 Compared to 2002

Total revenues in 2003 were $38.7 million, representing a 17% increase over 2002 revenues of $33.1 million, despite the adverse impact of the weaker U.S. dollar relative to the Canadian dollar. Since the majority of the Company's revenues are denominated in U.S. dollars, a weaker U.S. dollar adversely affects NovAtel's revenues. NovAtel's U.S. dollar denominated revenue declined to an average of $1.40 Canadian in 2003 from an average of $1.57 Canadian in 2002. If the Company's U.S. dollar denominated revenues were converted into Canadian dollars at equivalent exchange rates, revenue in 2003 would have been approximately 30% higher than in 2002.

The following table sets out revenues of the Company by the categories indicated for the fiscal years ended December 31, 2003 and 2002.

	2003		2002		Change	
	$	%	$	%	$	%
			($000's)			
Geomatics	$ 8,380	22%	$ 5,671	17%	$ 2,709	48%
Aerospace and Defence	7,558	20	10,486	32	(2,928)	(28)
Special Applications	22,563	58	16,755	50	5,808	35
Other	183	0	234	1	(51)	(22)
TOTAL	$38,684	100%	$33,146	100%	$ 5,538	17%

Geomatics

In 2003, Geomatics revenues were largely comprised of NovAtel's sales to Point, net of intercompany eliminations and the Company's proportionate share of sales by Point. Geomatics sales were $8.4 million in 2003, an increase of 48% from $5.7 million in 2002, due partly to higher sales from the Company to Point and primarily due to higher sales at Point into the Sokkia distribution system and through independent distribution channels.

Aerospace and Defence

Aerospace and Defence revenues were $7.6 million in 2003 compared to $10.5 million for 2002, a decrease of 28%. The decrease was primarily attributable to the absence of shipments into the Chinese Satellite Navigation Augmentation Systems ("SNAS") programs and partially attributable to the decline in the U.S. dollar relative to the Canadian dollar. In 2002, the Company had revenue of $3.8 million from the SNAS program compared to $nil in 2003. In addition, new NRE contracts relating to the WAAS, European Galileo and Japanese MTSAT Satellite-based Augmentation System programs offset lower revenue from the European Geostationary Overlay System ("EGNOS") program which was largely completed in 2002.

The Company has completed most of the work with Thales Avionics to supply one section of the EGNOS Remote Integrity Monitoring System. The EGNOS receivers have the same hardware configuration as the Company's WAAS receivers, with added software qualification and functionality. Delays in system implementation have delayed final hold-back payments of approximately $568,000 related to completion of final EGNOS milestones.

Special Applications

Special Applications revenues were $22.6 million in 2003 compared to $16.8 million in 2002, an increase of 35%. The major factors leading to higher revenues in 2003 compared to 2002 were varied and included the acquisition of CMC Electronics' non aviation L1 GPS OEM product line, which contributed approximately $2.3 million in revenue, higher sales into the U.S. agricultural market and higher shipments through the Company's U.S., European and Chinese dealers. The increase in Special Applications revenue was achieved despite the impact of the weaker U.S. dollar on revenues of the Company.

Revenues by Geographic Market

In 2003, the Company derived approximately 43% of its total revenues from the sale of products to countries outside the United States and Canada compared to 50% in 2002. Revenues from international sales decreased marginally to $16.5 million in 2003 from $16.6 million in 2002.

Gross Profit

Gross profit increased to $20.3 million in 2003 from $17.2 million in 2002, mainly as a result of increased revenue. Gross profit as a percentage of total revenues increased to 52.5% in 2003 from 51.9% in 2002. The increase in gross margin as a percentage of revenue is primarily attributable to favourable product mix and lower per unit manufacturing costs of the Company's GPS receivers.

Research and Development

Research and development expenses increased 34% to $7.1 million in 2003 from $5.3 million in 2002 and increased as a percentage of total revenues to 18.4% in 2003 from 16.1% in 2002. The increase in research and development dollars reflects higher employee compensation and benefit costs of $951,000, one time costs being incurred in 2003 related to the acquisition of CMC Electronics' non-aviation L1 GPS OEM product line of $441,000, and lower recoveries from customer funded engineering programs of $578,000, partially offset by lower amortization costs relating to intellectual property of $399,000.

Selling and Marketing

Selling and marketing expenses decreased 2% to $5.3 million in 2003 from $5.4 million in 2002 and decreased as a percentage of total revenues to 13.6% in 2003 from 16.2% in 2002. The decrease in selling and marketing expenses was primarily due to lower external commissions of $734,000, partially offset by increased employee compensation and benefit costs of $422,000, higher product promotion costs of $138,000, increased amortization costs of $64,000 and one time costs incurred in 2003 related to the acquisition of CMC Electronics' non-aviation L1 GPS OEM product line of $63,000.

General and Administration

General and administration expenses increased 6% to $4.3 million in 2003 from $4.0 million in 2002 and decreased as a percentage of total revenues to 11.1% in 2003 from 12.2% in 2002. The increased expenses are attributable to higher employee compensation and benefit costs of $86,000, increased board of directors' fees of $65,000 and higher legal, audit and insurance fees of $136,000.

Interest Income

NovAtel earned net interest income of $174,000 in 2003 compared to $84,000 in 2002 as a result of higher cash balances available for investment.

Other Expense

Other expense in 2003 was $664,000 compared to $328,000 in 2002. Other expense in 2003 consisted primarily of $527,000 in foreign exchange losses arising from a strengthening of the Canadian dollar versus the U.S. dollar and $83,000 in cash discount costs related to early payment on sales to Sokkia by Point. Other expense in 2002 included $84,000 related to the April 2002 restructuring of Point, $128,000 related to executive relocation, $49,000 related to foreign exchange losses and $47,000 related to cash discount costs at Point.

Provision for Income Taxes

The provision for income taxes which consists primarily of Canadian federal large corporations tax and the consolidated proportionate share of income taxes related to Point, was $52,000 in 2003, compared to $77,000 in 2002. The decrease was mainly attributable to a lower tax base for Canadian federal large corporations tax.

Income (Loss) from Discontinued Operations

In 2003, the Company recognized income from discontinued operations of $360,000 attributable to the liquidation of the residual assets and liabilities of its former subsidiary, Mezure. In 2002, the Company had a loss from discontinued operations relating to Mezure of $648,000.

Quarterly Results of Operations

The following tables set out certain financial information for each of the eight quarters ended December 31, 2004. In the opinion of management of the Company, this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Annual Report, and all necessary adjustments have been included in the amounts stated below to fairly present the unaudited quarterly results when read in conjunction with the Company's audited financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as any indication of results for any future period.

	Quarter Ended							
	2004				2003			
	Dec. 31	Oct. 2	Jun. 30	Mar. 31	Dec. 31	Sep. 28	Jun. 29	Mar. 30
	($000's)							
Revenues	$14,371	$13,777	$13,282	$12,502	$11,347	$10,924	$9,514	$6,899
Cost of sales	6,201	5,409	5,330	5,563	5,444	4,997	4,550	3,379
Gross profit	8,170	8,368	7,952	6,939	5,903	5,927	4,964	3,520
Operating expenses:								
Research and development	2,758	2,394	2,398	2,038	1,938	2,095	1,775	1,315
Selling and marketing	1,218	1,485	1,594	1,454	1,479	1,376	1,286	1,128
General and administration	1,377	1,325	1,304	1,306	1,242	1,175	993	870
Share offering costs	12	20	722	—	—	—	—	—
Total operating expenses	5,365	5,224	6,018	4,798	4,659	4,646	4,054	3,313
Operating income	2,805	3,144	1,934	2,141	1,244	1,281	910	207
Interest income, net	118	87	55	53	28	48	55	43
Other income (expense)	(335)	(342)	56	(41)	(230)	(28)	(220)	(186)
Benefit of investment tax credits	4,356	—	—	—	—	—	—	—
Income from continuing operations before income taxes	6,944	2,889	2,045	2,153	1,042	1,301	745	64
Income taxes								
Current provision	2,276	18	22	12	17	14	20	1
Future income tax expense (benefit)	(1,091)	—	—	—	—	—	—	—
Net income from continuing operations	$ 5,759	$ 2,871	$ 2,023	$ 2,141	$ 1,025	$ 1,287	$ 725	$ 63

	Quarter Ended							
	2004				2003			
	Dec. 31	Oct. 2	Jun. 30	Mar. 31	Dec. 31	Sep. 28	Jun. 29	Mar. 30
	(Percentage of Revenues)							
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	56.9	60.7	59.9	55.5	52.0	54.3	52.2	51.0
Operating expenses:								
Research and development	19.2	17.4	18.1	16.3	17.1	19.2	18.7	19.1
Selling and marketing	8.5	10.8	12.0	11.6	13.0	12.6	13.5	16.3
General and administration	9.6	9.6	9.8	10.5	10.9	10.8	10.4	12.6
Share offering costs	0.1	0.1	5.4	—	—	—	—	—
Total operating expenses	37.4	37.9	45.3	38.4	41.0	42.6	42.6	48.0
Operating income	19.5	22.8	14.6	17.1	11.0	11.7	9.6	3.0
Interest income, net	0.8	0.6	0.4	0.4	0.2	0.4	0.5	0.6
Other income (expense)	(2.3)	(2.4)	0.4	(0.3)	(2.0)	(0.2)	(2.3)	(2.7)
Benefit of investment tax credits	30.3	—	—	—	—	—	—	—
Income from continuing operations before income taxes	48.3	21.0	15.4	17.2	9.2	11.9	7.8	0.9
Income taxes								
Current provision	15.8	0.2	0.2	0.1	0.2	0.1	0.2	—
Future income tax expense (benefit)	(7.6)	—	—	—	—	—	—	—
Net income (loss) from continuing operations	40.1%	20.8%	15.2%	17.1%	9.0%	11.8%	7.6%	0.9%

The following table sets out revenues of the Company by the market categories indicated for the last eight fiscal quarters.

	Quarter Ended							
	2004				2003			
	Dec. 31	Oct. 2	Jun. 30	Mar. 31	Dec. 31	Sep. 28	Jun. 29	Mar. 30
	($000's)							
Geomatics	$ 2,803	$ 2,273	$ 2,171	$ 2,092	$ 2,733	$ 2,408	$1,862	$1,377
Aerospace and Defence	2,141	3,515	3,457	2,135	1,754	2,487	1,935	1,382
Special Applications	9,211	7,906	7,647	8,188	6,776	5,975	5,692	4,120
Other	216	83	7	87	84	54	25	20
TOTAL	$14,371	$13,777	$13,282	$12,502	$11,347	$10,924	$9,514	$6,899

The Company's quarterly results of operations have fluctuated and are expected to continue to fluctuate because of a number of factors which affect revenue, gross margins and operating expenses, including revenue generated from major contracts, acquisition of new product lines, U.S. dollar to Canadian dollar exchange rates, operating results of joint venture and subsidiary entities, new product introductions, fluctuations in NRE fees, seasonality of customer purchase patterns and the timing of industry trade shows.

In addition, revenues can be expected to vary significantly as a result of a lack of a significant order backlog, fluctuations in demand for existing products, the rate of development of new markets, the degree of market acceptance of new products, increased competition and the general strength of domestic and international economic conditions. Furthermore, if the Company were unable to deliver sufficient quantities of products in a timely manner, due to factors such as parts supply shortages or customs delays, its revenues could be adversely affected.

In 2004, quarterly operating expenses fluctuated due to the impact of changes in staffing levels, recovery of research and development expenses from NRE fees, share offering costs and provisions related to the Company's employee incentive programs and senior management bonus program.

Liquidity and Capital Resources

In 2004, cash provided by operations was $12.5 million, compared to $8.0 million in 2003. Cash provided by operations in 2004 consisted primarily of $12.8 million of net income from continuing operations and $2.4 million in amortization expenses, partially offset by the effect of a non-cash $3.2 million future income tax benefit and a $530,000 increase in working capital. The increase in working capital was caused by an increase in accounts receivable due to higher sales in the last quarter, partially offset by an increase in accrued liabilities pertaining to provisions for employee and senior management performance incentive programs.

Cash provided by financing activities in 2004 was $598,000, related primarily to employee stock option exercises, partially offset by expenses paid relating to the proposed public offering/private placement of the Company's shares of $807,000 and $100,000 of capital lease payments. In 2003, $1.3 million in cash was provided by financing activities, also related to employee stock option exercises, partially offset by capital lease payments.

Cash used in investing activities in 2004 was $6.6 million, consisting of purchases of $17.7 million of short-term investments, partially offset by proceeds from maturities of short-term investments of $13.9 million, purchases of $2.3 million of capital equipment, capitalized expenditures of $218,000 related to the development of a certified GPS aviation receiver and $261,000 in royalty payments made to CMC Electronics in connection with the purchase of their former OEM GPS business. In 2003, cash used in investing activities was $8.6 million, consisting of purchases of $17.0 million of short-term investments, partially offset by proceeds from maturities of short-term investments of $11.3 million, purchases of $2.7 million of capital equipment, $155,000 for the acquisition of the CMC Electronics OEM GPS business and $82,000 in related royalty payments.

At December 31, 2004, NovAtel had cash and short-term investments of $23.4 million. The Company has credit agreements with HSBC Bank Canada and The Toronto Dominion Bank under which it can borrow up to $1.7 million for day-to-day operating requirements and $1.8 million to support the margin requirement related to the purchase of up to approximately U.S.$8.5 million of foreign exchange contracts (depending on the maturity date of the contracts). The lines of credit are payable on demand and are secured by certain of the Company's assets. At December 31, 2004, portions of the lines of credit were utilized to support $60,000 of letters of credit ($65,000 at December 31, 2003), leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional U.S.$1.0 to $1.5 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

The Company believes that its existing cash, cash equivalents, short term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

Taxes

The Company has not recorded a provision for current income taxes payable in Canada, other than for Canadian federal large corporations tax, due to previously incurred losses, credits and costs. As of December 31, 2004, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income and taxes payable primarily in Canada. The Company has determined that the acquisition of a majority of its Common Shares by CMC Electronics in 1998, BAE SYSTEMS p.l.c.'s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP's acquisition of the majority of the common shares of CMC Electronics in April 2001 each constitute an acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credit may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits.

Historically, prior to 2004, the Company had established a full valuation allowance against the calculated tax benefits associated with the approximately $160 million of tax shields, since it was uncertain that these tax benefits were more likely than not to be realized. In determining the valuation allowances to establish against these deferred tax benefits, the Company considers many factors, including the specific taxing jurisdiction, the carry forward period, income tax strategies, limitations due to acquisitions-of-control and forecasted earnings. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the future tax benefits will not be realized. In 2004, the Company determined, on the basis of four consecutive years of increasing profitability (2001 - 2004) and the Company's forecasts of operating results for the foreseeable future, that it was more likely than not that a portion of the future income tax assets would be realized. As part of this analysis, the Company used a seven year moving average to forecast profitability of its operations subject to Canadian income tax.

Accordingly, the Company recognized future income tax assets of $3.2 million ($1.3 million current and $1.9 million long term) on its balance sheet as of December 31, 2004, and a corresponding $1.1 million future income tax benefit and $2.1 million benefit of investment tax credits in its statement of operations for the year ended December 31, 2004.

Outlook

Management of the Company expects revenues to increase as a result of the addition of new customers, the sale of additional products and services to existing customers as well as through the implementation of the Company's overall growth strategy. However, the Company does not expect revenue in 2005 to increase at the 39% growth rate experienced in 2004 over 2003 due to such factors as the lower Canadian dollar versus U.S. dollar exchange rate and lower expected revenue from the Company's Aerospace and Defence revenue category.

The Company's development contracts with Raytheon Company in support of the WAAS program contributed $8.1 million revenue in 2004 and were substantially completed as of December 31, 2004. The Company's U.S. dollar denominated revenue generated an average of $1.30 Canadian per U.S. dollar in 2004. As of April 29, 2005, the U.S. dollar was valued at approximately $1.26 per Canadian dollar. In 2005, the Company currently expects that product shipments to Leica Geosystems will represent 15% to 20% of 2005 revenues. The Company expects gross profit generated on product sales and NRE fees to increase in conjunction with the expected increase in revenue. Research and development expenses are expected to increase to support evolving technological needs and new product development. Sales and marketing expenses and general and administrative expenses are also expected to increase to support the expected growth in the Company's business.

In addition, the Company expects to incur additional general and administrative expenses in 2005 of approximately $600,000 as part of its Sarbanes-Oxley Section 404 program and approximately $500,000 to replace insurance policies previously provided by its former majority shareholder CMC Electronics.

Off Balance Sheet Arrangements

As of December 31, 2004, the Company had no off balance sheet arrangements other than operating leases.

Contractual Obligations

The following table sets forth the Company's contractual obligations and commitments to make future payments under contracts, excluding trade and related party trade payables.

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
			($000's)		
Capital lease obligations	$ —	$ —	$ —	$ —	$ —
Operating leases	13,457	915	2,302	2,397	7,843
Purchase obligations for inventory, capital assets and services	8,420	8,282	138	—	—
Notes payable	1,614	1,614	—	—	—
TOTAL	$23,491	$10,811	$2,440	$2,397	$7,843

Related Party Transactions

On May 14, 2003, the Company acquired CMC Electronics' non-aviation L1 GPS OEM product line. The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this product line. To date, the Company has paid $343,000 of royalty payments to CMC Electronics. The Company expects the remaining $257,000 royalty payment will be paid by the end of 2005. The transaction was reviewed and approved by a committee of independent directors of the board of directors of the Company.

In 2004, the Company purchased $1.2 million of products, $218,000 of contracted engineering services and $318,000 of miscellaneous services, primarily legal and insurance related, from CMC Electronics. Also, related to the acquisition of the CMC Electronics' non-aviation L1 GPS OEM product line, the Company paid royalties of $261,000 to CMC Electronics. The Company paid CMC Electronics $55,000 in share offering costs related to the Company's proposed public share offering/private placement of shares.

During 2004, the Company sold $85,000 of products to CMC Electronics, and charged $545,000 in royalties related to the development of a certified aviation GPS receiver. The Company charged CMC Electronics $748,000 in share offering costs related to the proposed public share offering/private placement in 2004.

The Company and CMC Electronics entered into a strategic co-operation agreement on April 5, 2004, to jointly develop new technology for GPS aviation solutions. The initial term of the agreement is ten years. Under the terms of the agreement, NovAtel has agreed to develop and supply global positioning products and technology to CMC Electronics. In addition, NovAtel has agreed to restrictions on its ability to sell its global positioning products and technology to certain specified markets, in consideration for the payment of certain minimum royalty payments. The transaction was reviewed and approved by a committee of independent directors of the board of directors of the Company.

In 2004, the Company sold $4.3 million of products to Point, its joint venture with Sokkia. In addition, the Company provided $269,000 in facilities, computer systems support and research and development support and charged engineering services of $607,000 to Point. The above financial transactions between the Company and Point are before intercompany eliminations.

As at December 31, 2004, the Company and Sokkia had collectively loaned Point U.S.$5.3 million, the Company's share being U.S.$2.6 million. The loans are secured by the assets of Point.

Point is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point's ability to continue as a going concern would be impaired. If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point as of December 31, 2004, would be approximately $450,000, comprised primarily of working capital related items and costs incurred to cease operations, after consideration of the effects of the proportionate consolidation of Point. The consolidated financial statements of the Company included elsewhere in this Annual Report do not reflect any adjustments that would be required if Point's operations were discontinued.

New Accounting Pronouncements

Canadian GAAP Accounting Pronouncements

In January 2005, the Accounting Standards Board ("AcSB") of the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1530, *Comprehensive Income.* The new accounting standard provides a new location for recognizing certain gains and losses. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner.

In January 2005, the AcSB of the CICA issued Handbook Section 3855, *Financial Instruments — Recognition and Measurement.* The new accounting standard requires that all financial instruments, including derivatives are to be included on a company's balance sheet and measured, either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

In January 2005, the AcSB of the CICA issued Handbook Section 3865, *Hedges*. The new accounting standard extends existing requirements for hedge accounting and comprehensively specifies how hedge accounting should be performed.

The mandatory effective date for the new Sections 3855, 1530 and 3865 is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is in the process of evaluating the impact of these recently issued standards, but does not expect that the new standards will have a material impact on its financial position or results of operations.

In September 2001, the AcSB amended Accounting Guideline AcG-15, Consolidation of Variable Interest Entities. The amendments harmonize the Guideline with the corresponding FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), as revised in December 2003. The AcSB believes that, in general, the proposed amendments clarify the application of the basic requirements in the Guideline and reduce the number of circumstances in which the holder of a variable interest is required to consolidate a variable interest entity (VIE). The proposed amendments are expected to result in a more consistent application of consolidation principles to VIEs in accordance with the objective of requiring an enterprise to consolidate entities in which it has a controlling financial interest. The amended Guideline, issued September 1, 2004, remains effective for annual and interim periods beginning on or after November 1, 2004. The Company does expect this standard to have a material impact on its financial position or results of operations.

U.S. GAAP Accounting Pronouncements

The Company is a reporting issuer in the United States and accordingly is required to reconcile the material differences between Canadian GAAP and U.S. GAAP.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), *Share-Based Payment*, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees.

SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award in the requisite service period (which is usually the vesting period). The standard also requires the Company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

The Company is required to apply SFAS No. 123(R) beginning with its fiscal year beginning January 1, 2006. SFAS 123(R) allows for either the "modified prospective method" or the "modified retrospective method" of recognizing compensation expense.

Under the modified retrospective method, the Company must restate its previously issued financial statements to recognize the amounts the Company previously calculated and reported on a pro forma basis, as if the prior standard had been adopted.

Under both methods, the Company is permitted to use either a straight line or an accelerated method to amortize the costs as an expense for awards with graded vesting. The standard permits and encourages early adoption.

The Company has commenced its analysis of the impact of SFAS 123(R), but has not yet decided: (1) whether to elect to adopt early, (2) whether to use the modified prospective method or elect to use the modified retrospective method, and (3) whether to use straight line amortization or an accelerated method.

Accordingly, the Company cannot currently quantify with precision the effect that this standard would have on the Company's financial position or results of operations in the future, except that the Company probably will recognize a greater expense for any awards granted in the future than would have been recognized using the current guidance. If the Company were to adopt SFAS No. 123(R) using the modified retrospective method, the Company's net income under U.S. GAAP would have been $408,000 less than reported in the year ended December 31, 2004.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of "so abnormal" and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company's financial position, results of operations or cash flows.

In December 2003, the FASB revised FIN No. 46, "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities (defined as VIEs) in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. FIN No. 46(R) requires consolidation by a business of VIEs in which it is the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE. FIN No. 46(R) was effective for the company in the first quarter, and there was no material impact on its financial position, results of operations or cash flows from adoption.

In March 2004, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations", and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'", which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company does not expect the adoption of this consensus or FSP to have a material impact on its consolidated financial statements.

In June 2004, the FASB issued an exposure draft of a proposed Statement, "Fair Value Measurements" to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.

The Emerging Issues Task Force issued EITF Abstract 03-13 (EITF 03-13) to provide guidance on applying SFAS 144, "Determining Whether to Report Discontinued Operations." SFAS 144 discusses when an entity should disclose a 'component' as discontinued operations. Under SFAS 144, a component should be disclosed as discontinued operations when continuing cash flows are eliminated and when there is no significant continuing involvement with the component. EITF 03-13 provides additional guidance on factors to consider in evaluating what constitutes continuing cash flows and continuing significant influence. This Statement is effective for fiscal periods beginning after December 15, 2004. The Company does not expect there to be any material impact on the consolidated financial statements upon adoption of the guidance.

Financial Instruments

Most of the Company's revenues (approximately 98% in 2004) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company's expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect results of operations. In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. At December 31, 2004, the Company had forward foreign currency contracts on hand to sell U.S.$7.5 million between January 31 and September 30, 2005 at an average rate of U.S.$0.804 per Canadian dollar. Derivative financial instruments are not used for speculative purposes. There can be no assurance that the Company will be successful in such hedging activities.

The Company's operating budget for 2005 is based on an exchange rate of U.S.$0.810 per Canadian dollar. The Company estimates that each $0.01 change in the U.S. dollar to Canadian dollar exchange rate would impact the Company's 2005 budgeted net income by approximately $345,000, prior to taking into consideration the Company's 2005 hedging program. The following table sets forth the potential impact of various hypothetical U.S. dollar to Canadian dollar exchange rates on the Company's 2005 budgeted net income, prior to taking into consideration the Company's 2005 hedging program.

U.S.$ per Canadian $	Impact on 2005 Budgeted Net Income Favourable/(Unfavourable) (CDN$)
$0.77	$ 1,449,000
$0.78	$ 1,073,000
$0.79	$ 706,000
$0.80	$ 349,000
$0.81	—
$0.82	$ (340,000)
$0.83	$ (672,000)
$0.84	$ (996,000)
$0.85	$(1,313,000)

The Company is not subject to significant interest rate risk due to the short-term maturities of the Company's outstanding loans and short term investments.

Inflation

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have such an effect in the future.

B. Liquidity and Capital Resources

See "Item 5 — Operating and Financial Review and Prospects, Liquidity and Capital Resources."

C. Research and Development, Patents and Licences, etc.

See "Item 4 — Information on the Company, Business Overview — Research and Development" and "— Patents, Trademarks and Licenses."

D. Trend Information

See "Item 5 — Operating and Financial Review and Prospects, Operating Results."

E. Off Balance Sheet Arrangements

See "Item 5 — Operating and Financial Review and Prospects, Operating Results — Off Balance Sheet Arrangements."

F. Tabular Disclosure of Contractual Obligations

See "Item 5 — Operating and Financial Review and Prospects, Operating Results — Contractual Obligations."

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information, as of April 29, 2005, regarding the executive officers, directors and certain key employees of the Company:

Name	Age	Position	Director Since	Executive Officer Since
Directors and Executive Officers				
Jonathan W. Ladd	49	President and Chief Executive Officer	2002	2002
Werner Gartner	48	Executive Vice President and Chief Financial Officer	2001	1995
Patrick C. Fenton	47	Vice President and Chief Technology Officer	2005	2003
Farlin A. Halsey, Jr.	39	Vice President, Marketing	—	2003
Anthony J. Murfin	57	Vice President, Business Development	—	2003
Graham C. Purves	42	Vice President, Sales	—	2003
Robert J. Iverach	57	Director	2005	—
Richard D. Orman	56	Vice Chairman of the Board	1994	—
Joel A. Schleicher	53	Director	1997	—
Charles R. Trimble	63	Director	2002	—
David E. Vaughn	59	Chairman of the Board	2001	—

The following is a brief biography of each of the directors and officers of the Company, which includes a description of their present occupation and their principal occupations during at least the past five years.

Jonathan W. Ladd. Mr. Ladd was appointed President and Chief Executive Officer of the Company in February 2002 and has served as a director of the Company from July 2002. From July 2001 to November 2001, Mr. Ladd served as Senior Vice President, Engineering at Thales Navigation Inc., a satellite positioning product company, and President of Thales' Russian subsidiary, Ashtech A/O. From January 1998 to July 2001, Mr. Ladd served in several other management positions at Magellan Corporation, a satellite positioning product company, including Senior Vice President, Advanced Technology Group and Vice President and General Manager of Ashtech Precision Products Business Unit.

Werner Gartner. Mr. Gartner was appointed Executive Vice President and Chief Financial Officer of the Company in October 1996 and has served as a director of the Company from July 2001. Mr. Gartner also served as a director of the Company from November 1995 until May 1998. From November 2000 to February 2001, Mr. Gartner, in addition to his regular duties, served as Acting Interim President and Chief Executive Officer of the Company. From August 1990 to October 1996, Mr. Gartner served in a variety of financial positions at the Company including Vice President, Finance and Corporate Controller.

Patrick C. Fenton. Mr. Fenton was appointed Chief Technology Officer in January 2002 and became an executive officer of the Company in April 2003. Mr. Fenton previously served as Vice President, Technology of the Company from October 1998 and as Vice President, Research and Development of the Company from March 1997 until October 1998. Mr. Fenton previously served as Director, Research and Development for NovAtel's GPS business unit from February 1995 until March 1997 and was Chief Engineer for the GPS business unit from November 1993 to February 1995. Mr. Fenton was appointed to the board of directors in March 2005.

Farlin A. Halsey, Jr. Mr. Halsey was appointed Vice President, Marketing of the Company in July 2002. From August 2000 to January 2002, Mr. Halsey served as Vice President of Marketing for JP Mobile, a mobile server company. From August 1999 to August 2000, Mr. Halsey served as Director of Marketing-Personal Navigation with Navigation Technologies Company, a provider of digital mapping databases. From March 1993 to August 1999, Mr. Halsey served in various sales and marketing positions for Topcon America Company.

Anthony J. Murfin. Mr. Murfin was appointed Vice President, Business Development of the Company in April 2002. Mr. Murfin has also served as Director, Aviation Group of the Company from April 1998 until April 2002. Mr. Murfin previously served as Director, Corporate Accounts of the Company from April 1995 to April 1998 and as Director of Product and Marketing of the Company from April 1994 to April 1995. From January 1980 to April 1994, Mr. Murfin served in various capacities including Business Development Manager and Product Manager (Flight Systems) in the Avionics Division of CMC Electronics. From September 1977 until January 1980, Mr. Murfin was employed by CAE Electronics, a provider of advanced simulation technologies.

Graham C. Purves. Mr. Purves was appointed Vice President, Sales of the Company in January 2002. Mr. Purves previously served as Vice President, Sales and Marketing of the Company from October 1998 to January 2002. Mr. Purves assumed additional responsibility for product development in July 1999. Mr. Purves previously served as Director, Custom Products Group for the Company from January 1998 until October 1998, and as Director, Business Operations for the Company's GPS business unit from September 1994 until October 1998. From August 1988 to September 1990, Mr. Purves served in various capacities at the Company including Manager, VLSI Design Group.

Robert J. Iverach. Mr. Iverach was appointed as a director of the Company in March 2005. Mr. Iverach currently serves as a Counsel (Associate) with the law firm of Felesky Flynn LLP. From May 1978 to December 2004, Mr. Iverach served as a Partner with Felesky Flynn LLP. Since December 2004, Mr. Iverach has also served as a Director and Assistant Secretary to Win Energy Corporation.

Richard D. Orman. Mr. Orman has served as Vice Chairman of the board of directors of the Company since March 1997 and as a director of the Company since January 1994. Mr. Orman currently serves as Executive Vice-Chairman of Exceed Energy Inc. From June 1999 to April 2003, Mr. Orman served as Chairman and Chief Executive Officer of Hemisphere International Inc. and currently serves as Chairman. From March 1996 to October 1998, Mr. Orman served as Chairman and Chief Executive Officer of Kappa Energy Company Inc. and as a director until January 2000. From May 1986 to December 1992, Mr. Orman served as a member of the

Alberta legislature and as Minister of Employment from May 1986 to September 1988, Minister of Labour from September 1988 to April 1989 and Minister of Energy from April 1989 to December 1992. Mr. Orman has also served as a director of a number of public companies.

Joel A. Schleicher. Mr. Schleicher has served as a director of the Company since March 1997. Mr. Schleicher currently serves as Chairman and Chief Executive Officer for Integrated Solutions, Inc. From June 2000 to July 2002, Mr. Schleicher served as Chairman and Chief Executive Officer of Interpath Communications Inc. (prior to their acquisition of USinternetworking, Inc.) and continues to serve on its board. Mr. Schleicher served as Chairman and Chief Executive Officer of Expanets, Inc. from June 1998 to January 2000. Mr. Schleicher served as a business consultant, advisor and investor with and to private equity firms from July 1997 to June 1998. From June 1996 to June 1997, Mr. Schleicher served as President and Chief Executive Officer of ProCommunications, Inc. From July 1995 to June 1996, Mr. Schleicher was a private investor. From 1989 to July 1995, Mr. Schleicher served as Chief Operating Officer of and a board member for Nextel Communications, Inc. Mr. Schleicher also serves as a Director of TechTronic Industries Co. Ltd.

Charles R. Trimble. Mr. Trimble has served as a director of the Company since January 2002. Mr. Trimble currently serves as Chairman of the United States GPS Industry Council. Mr. Trimble also serves as a Director of KVH Industries, Inc. Mr. Trimble was one of the founders of Trimble Navigation Limited, a provider of GPS and other positioning technologies and products, in 1978 and served as President, Chief Executive Officer and a director of such company from 1981 to 1998.

David E. Vaughn. Mr. Vaughn has served as a director of the Company since July 2001 and was elected Chairman of the board of directors in March 2004. Mr. Vaughn also served as President and Chief Executive Officer of the Company from February 2001 to February 2002. Mr. Vaughn currently serves as President of Foursome Technologies, a consulting firm. From January 1999 to December 2000, Mr. Vaughn served as Senior Vice President and Chief Operations Officer with Magellan Corporation. Also with Magellan Corporation, Mr. Vaughn served as Senior Vice President, Strategic Business Alliances from August 1998 to January 1999. From June 1991 to July 1998, Mr. Vaughn served with Trimble Navigation Limited, a provider of GPS and other positioning technologies and products, in a variety of positions including Executive Vice President, Tracking and Communications Products Division and, most recently, as Executive Vice President, Corporate Business Development.

There is no family relationship between any of the directors and the executive officers. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director and executive officer was selected.

B. Compensation

Summary of Executive Compensation

The following table provides a summary of the compensation paid during each of the three most recently completed fiscal years to each of the Chief Executive Officer and the four next most highly compensated executive officers of the Company who are currently serving as executive officers of NovAtel and whose total salary and other compensation during the fiscal year ended December 31, 2004 exceeded $100,000 (the "Named Executive Officers").

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Under Options/ SARs Granted (#)	LTIP Payouts ($)	All Other Compensation ($)
Jonathan W. Ladd	2004	294,595	329,754	14,198(3)	71,500(5)	—	—	—
CEO and President	2003	282,383	176,148	14,674(3)	—	50,000	—	6,079(2)
	2002	239,038(1)	119,418	—	—	30,000	—	130,830(2)
Werner Gartner	2004	185,567	161,992	9,266(3)	36,036(5)	—	—	—
Executive Vice President	2003	177,902	79,176	9,129(3)	—	15,000	—	—
and CFO	2002	169,837	69,300	8,359(3)	—	15,000	—	—
Patrick C. Fenton	2004	160,696	140,290	8,025(3)	31,200(5)	—	—	—
Chief Technology Officer	2003	154,027	68,551	8,004(3)	—	12,500	—	—
	2002	149,589	60,000	7,772(3)	—	10,000	—	—
Farlin A. Halsey	2004	158,744	134,068	7,930(3)	23,288(5)	—	—	—
Vice President, Marketing	2003	153,524	62,100	7,967(3)	—	9,000	—	—
	2002	72,329(4)	32,548	—	—	20,000	—	63,243(2)
Graham C. Purves	2004	149,432	134,068	7,371(3)	21,840(5)	—	—	—
Vice President, Sales	2003	143,759	72,800	7,344(3)	—	10,500	—	—
	2002	136,877	56,000	6,998(3)	—	7,500	—	—
All directors and executive	2004	1,283,333	1,034,240	53,821	205,219	—	—	—
officers as a group (twelve	2003	1,172,999	517,900	54,022	—	107,500	—	6,079
persons in 2004, twelve	2002	550,662	188,718	8,359	—	118,500	—	236,099
persons in 2003 and ten persons in 2002)								

(1) Mr. Ladd was appointed Chief Executive Officer and President in February 2002.

(2) Represents total relocation costs paid by the Company.

(3) Represents matching contributions made by the Company on behalf of each Named Executive Officer into their respective Registered Retirement Savings Plans.

(4) Mr. Halsey was appointed Vice President, Marketing in July 2002.

(5) Represents values for awards of phantom share units issued pursuant to the 2004 Employee Long-term Incentive Plan. The value of the units are payable in cash subject to performance vesting conditions. Vesting will occur on December 31, 2006 if the cumulative revenue and operating income for the three years ending December 31, 2006 exceeds certain pre-determined performance objectives. As of December 31, 2004, the following number and value of the phantom stock units were held by each executive officer listed in the table: Ladd (5,730 units, $242,003); Gartner (2,888 units, $121,985); Fenton (2,500 units, $105,615); Halsey (1,866 units, $78,830); and Purves (1,750 units, $73,930). No dividends are paid on phantom share units. The plan will be liquidated and amounts payable to the participants will be paid out in the event of a change of control of NovAtel based on the months of completed service and the relative success in achieving the performance targets.

Options Granted During the Year Ended December 31, 2004

No options to purchase Common Shares were granted to the Named Executive Officers during the fiscal year ended December 31, 2004.

Options Exercised During the Year Ended December 31, 2004

The following table sets forth details of: (i) options exercised, and the value thereof, by the Named Executive Officers during the fiscal year end December 31, 2004, (ii) the number of unexercised options as at December 31, 2004 (exercisable and unexercisable) held by the Named Executive Officers and (iii) the value of unexercised "in-the-money" options as at the fiscal year ended December 31, 2004, (exercisable and unexercisable) held by the Named Executive Officers. The closing price of the Company's common shares on the last trading day of the fiscal year was U.S.$44.39 per share.

Name	Securities Acquired on Exercise	Aggregate Value Realized (U.S.$)	Unexercised Options December 31, 2004 (Exercisable/Unexercisable)	Value of Unexercised In-the-Money Options at December 31, 2004 (Exercisable/Unexercisable) (U.S.$)
Jonathan W. Ladd CEO and President	27,500	$364,700	0/52,500	$0/$2,208,600
Werner Gartner Executive Vice President and CFO	16,500	$209,452	90,750/21,750	$3,398,517/$918,225
Patrick C. Fenton Chief Technology Officer	17,625	$260,912	67,000/16,875	$2,471,630/$712,514
Farlin A. Halsey Vice President, Marketing	5,000	$113,400	3,750/16,750	$155,050/$697,345
Graham C. Purves Vice President, Sales	40,875	$676,511	24,923/14,125	$897,948/$596,630

NovAtel's Employee Stock Option Plan and Directors Stock Option Plan (collectively, the "Plans") authorize the grant of options to purchase Common Shares to employees or directors of NovAtel or employees of a related company and non-employee directors of NovAtel, respectively.

Each of the Plans may be administered by either NovAtel's board of directors or by a committee established by the board of directors. A committee established by the board of directors to administer the Employee Stock Option Plan must include at least one director of the Company.

The board of directors or the committee, as the case may be, has all discretion and authority necessary or appropriate to administer each of the Plans including the authority to determine which employees or directors, as the case may be, will be granted options, the number of Common Shares subject to each option and the terms and conditions of such options. The price at which options may be granted under each of the Plans must be fixed by the board of directors or the committee, as the case may be, at any price that such board of directors or committee, as the case may be, may determine in the exercise of its sole discretion in good faith. The Employee Stock Option Plan imposes certain restrictions on the option price applicable to incentive stock options granted thereunder. The Directors Stock Option Plan provides that the per share exercise price for an option may not be less than the fair market value per Common Share at the date of grant. Under each of the Plans, options issued thereunder must be exercised no later than 10 years from the date granted subject to certain restrictions applicable to options granted to a shareholder who holds more than 10% of the Common Shares, in the case of the Employee Stock Option Plan, and restrictions providing that the maximum number of shares that may be granted to any one individual will not exceed 5% of the outstanding Common Shares, in the case of the Directors Stock Option Plan.

The vesting schedule for each option granted pursuant to the Plans is specified by the board of directors or the committee, as the case may be, at the time of the grant. The vesting of outstanding options may be accelerated by the board of directors or the committee, as the case may be, at such times and in such amounts as the board of directors or the committee, as the case may be, determines in its sole discretion. Options that have been outstanding for at least six months immediately vest upon a change of control and are fully exercisable for a specified number of days depending on the nature of the event resulting in a change of control.

Options granted under the Plans are non-transferable. Vested options granted under each of the Plans terminate on the earlier of: (i) the expiry of the option (as discussed above); (ii) the expiry of 90 days from the date that an optionee ceases to be employed by or a member of the board of directors of the Company, as the case may be, for reasons other than death or disability; and (iii) the expiry of one year from the date of death of an optionee or the date that an optionee ceases to be employed by or a member of the board of directors of the Company, as the case may be, by reason of disability. The Company did not issue stock options to senior management and employees in 2004.

2004 Employee Long-term Incentive Plan

In February 2005, the board of directors approved the 2004 Employee Long-term Incentive Plan ("LTI Plan") which authorizes the grant of phantom shares to management and employees of the Company. The board of directors is ultimately responsible for the LTI Plan and has designated overall responsibility for the LTI Plan to the Compensation Committee. The number of phantom shares available for issuance is approximately 44,000.

All grants made under the LTI Plan will have a three-year term ending on December 31, 2006. Grants will be subject to performance vesting conditions. Vesting will occur on December 31, 2006, if pre-set performance objectives for revenue and operating income are satisfied. Payments with respect to each grant under the LTI Plan will be made in cash, on or about March 31, 2007, subject to approval of the December 31, 2006 year end audited financial results. The value of a phantom share at the time of payment will be based on a 20-day average of the closing price of NovAtel common shares.

The LTI Plan will be liquidated and amounts payable to participants will be paid out in the event of a change of control of NovAtel. The amount payable will be pro rated based on months of completed service within the LTI Plan term and relative success in achieving the performance targets to the most recently completed quarter.

Management Employment Contracts

Jonathan W. Ladd, Werner Gartner and Patrick C. Fenton have employment-related contracts which provide for, among other things, industry standard covenants in the Company's favour, including non-competition covenants for one year following termination. The contracts also provide that the Company can terminate an officer without cause upon which event the officer is entitled to one times his annual salary plus accelerated vesting of certain options, depending on the agreement. In addition, the contracts contain provisions relating to payments and accelerated vesting of stock options upon a termination within a certain amount of time of a change of control of the Company, with payments ranging from one and one-half to two times salary, depending on the contract.

Summary of Directors' Compensation

Directors do not have service contracts with the Company. NovAtel compensates its directors who are not employees of the Company a base amount of $20,000 per year. The Chairman of the Board receives an additional $20,000 per year. Additional payments of $10,000 annually are paid to both the chairman and all members of the Audit Committee. The chairman of the Audit Committee receives an additional $10,000. In addition, directors are paid $1,000 for attendance at meetings of the board of directors, the Compensation Committee and the Audit Committee, with an additional $200 per hour payable for attendance at all supplemental meetings.

The directors of the Company have not received stock options of NovAtel as compensation for their services since January 2002.

Directors' and Officers' Liability Insurance

The Company maintains a comprehensive directors and officers liability policy for events arising prior to CMC Electronics acquiring majority control of the Company on April 17, 1998. This policy was purchased for $42,000 for the policy period from December 1, 2000 to December 1, 2005. The policy covers limits of liability for each loss and for each policy period of $10 million with a $250,000 deductible for any claims.

CMC Electronics maintains a comprehensive directors and officers liability policy for events arising subsequent to April 17, 1998 and prior to April 12, 2001. This policy was purchased for the period April 1, 2001 to April 1, 2007. Directors and officers of the Company are covered by this policy which cover limits of liability for each loss and for the policy period of $35 million with a $250,000 deductible for U.S. securities related claims and $100,000 deductible for other claims. The Company's share of the premium for this policy was $31,200.

Onex Corporation, which controls, directly or indirectly, a majority of the common shares of CMC Electronics, maintains a comprehensive directors and officers liability policy which applies to the Company's directors and officers for events arising subsequent to April 12, 2001. The Onex Corporation policy, in place until November 29, 2005 for events that occurred prior to February 3, 2005, covers limits of liability for each loss and for each policy period of U.S.$75 million to be shared with other Onex companies, with U.S.$2.5 million deductible for securities related claims and for U.S. claims and U.S.$1 million deductible for other claims. The Company's share of the premium for this policy is estimated to be $32,000.

The Company maintains comprehensive directors and officers liability policies for events arising subsequent to January 27, 2005. These policies, in place until January 28, 2006, cover limits of liability for each loss and for each policy period of U.S.$10 million primary coverage with a U.S.$250,000 deductible for any claims and U.S.$10 million excess coverage. The annual premium for these policies is U.S.$212,000.

Indebtedness of Directors and Executive Officers

No executive officers or directors of NovAtel, or any of their associates or affiliates, are or have been indebted to NovAtel since the commencement of the last completed financial year of the Company, nor have any of the foregoing been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by NovAtel or any of its subsidiaries since the commencement of the last completed financial year.

C. Board Practices

All directors hold office until the next annual meeting of the Company's shareholders, which has been in July for the past several years, or until their respective successors are duly appointed by the Board of Directors or their positions are earlier vacated by resignation or otherwise.

Executive officers are appointed by the board of directors on an annual basis and serve until the next annual meeting of the board of directors or until their respective successors are duly appointed or their positions are earlier vacated by resignation or otherwise.

Committees of the Board of Directors

The Company has an Audit Committee and a Compensation Committee.

Audit Committee

The Audit Committee assists the board of directors of the Company in fulfilling its responsibilities for oversight and supervision of financial and accounting matters. The Audit Committee responsibilities include the engagement or discharge of independent auditors, review with the independent auditors the plan and results of the auditing engagement, review NovAtel's internal auditing procedures, system of internal accounting controls and financial management and to make inquiries into matters within the scope of this Committee's functions. The members of the Audit Committee are Richard D. Orman, Joel A. Schleicher and Charles R. Trimble. The Board of Directors has determined that all members of the Audit Committee are "independent directors" as determined in accordance with applicable securities laws and rules of the National Association of Securities Dealers (NASD). The board of directors and the Audit Committee have adopted a written charter of the Audit Committee. The Audit Committee reviews and assesses the adequacy of the charter on an annual basis.

Compensation Committee

The function of the Compensation Committee is to ensure that the Company has a high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The Compensation Committee reviews and makes recommendations to the board of directors of the Company concerning the compensation of the key management employees of the Company and the administration of the Plans. The members of the Compensation Committee are Richard D. Orman and David E. Vaughn. The Board of Directors has determined that Mr. Orman is an "independent director" as determined in accordance with applicable securities laws and NASD rules.

D. Employees

See "Item 4 — Information on the Company, Business Overview — Employees."

E. Share Ownership

The following table sets forth as of April 29, 2005, the ownership of the Company's Common Shares by each director and Named Executive Officer, listed in the compensation table above, and all directors and executive officers as a group:

	Shares Beneficially Owned	
Name	Shares	Percent
Patrick C. Fenton(1)	75,125	*
Werner Gartner(2)	119,250	1.4%
Farlin A. Halsey(3)	6,000	*
Robert J. Iverach	—	*
Jonathan W. Ladd(4)(5)	40,000	*
Richard D. Orman(6)	3,500	*
Graham C. Purves(7)	31,923	*
Joel A. Schleicher(8)	5,250	*
Charles R. Trimble(9)	5,250	*
David E. Vaughn	—	*
All directors and executive officers as a group (ten persons)(10)	304,923	3.6%

* Less than 1%.

(1) Represents vested stock options to purchase 75,125 Common Shares of the Company as of April 29, 2005.

(2) Includes vested stock options to purchase 101,250 Common Shares of the Company as of April 29, 2005.

(3) Represents vested stock options to purchase 6,000 Common Shares of the Company as of April 29, 2005.

(4) Mr. Ladd was appointed Chief Executive Officer and President in February 2002.

(5) Includes vested stock options to purchase 20,000 Common Shares of the Company as of April 29, 2005.

(6) Represents vested stock options to purchase 3,500 Common Shares of the Company as of April 29, 2005.

(7) Represents vested stock options to purchase 31,923 Common Shares of the Company as of April 29, 2005.

(8) Represents vested stock options to purchase 5,250 Common Shares of the Company as of April 29, 2005.

(9) Represents vested stock options to purchase 5,250 Common Shares of the Company as of April 29, 2005.

(10) Includes vested stock options to purchase 266,923 Common Shares of the Company as of April 29, 2005.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth as of May 11, 2005 those persons known to the Company to be owners of more than 5% of the Common Shares:

Name	Shares Beneficially Owned	
	Shares	Percent
FMR Corp(1)	1,025,000	12.4%
CMC Electronics Inc.(2)	754,500	9.1%

(1) The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts, USA, 02109.

Based on a Schedule 13 G filed on May 10, 2005.

(2) The address of CMC Electronics Inc. is 600 Dr. Frederik Philips Boulevard, Ville Saint-Laurent, Quebec, Canada H4M 2S9.

Based on various Schedule 13 D/A filings, from January 2005 to May 16, 2005, CMC Electronics sold approximately 3.7 million common shares of NovAtel, which reduced its ownership of NovAtel from approximately 55% to 9.1%.

B. Related Party Transactions

See "Item 5 — Operating and Financial Review and Prospects, Operating Results — Related Party Transactions" and "Item 4 — Information on the Company, Business Overview — Strategic Partnerships — CMC Electronics" and "— Certain Contractual Rights."

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 "Financial Statements" for a full list of financial statements included as part of this Annual Report.

Legal Proceedings

See "Item 4 — Information on the Company, Business Overview — Legal Proceedings."

Dividend Policy

The Company has not declared or paid any dividends on the Common Shares to date. The payment of dividends in the future will be dependent on the earnings and financial condition of the Company and on such other factors as the board of directors of NovAtel considers appropriate.

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company's Common Shares have been listed on The Nasdaq Stock Market since February 7, 1997. The following are the price ranges as reported by The Nasdaq Stock Market for the periods indicated.

	U.S.$ High	U.S.$ Low
Annual		
2004	$50.350	$ 8.070
2003	$11.080	$ 1.900
2002	$ 5.200	$ 1.760
2001	$ 2.750	$ 1.250
2000	$10.500	$ 1.188
Quarterly		
Q4 - 2004	$50.350	$11.390
Q3 - 2004	$14.990	$ 8.540
Q2 - 2004	$15.470	$ 9.500
Q1 - 2004	$18.900	$ 8.070
Q4 - 2003	$11.080	$ 4.660
Q3 - 2003	$ 4.980	$ 3.250
Q2 - 2003	$ 4.190	$ 2.840
Q1 - 2003	$ 3.500	$ 1.900
Monthly		
April 2005	$22.950	$14.350
March 2005	$21.450	$16.260
February 2005	$25.200	$17.070
January 2005	$48.450	$19.600
December 2004	$50.350	$22.530
November 2004	$26.650	$13.040

B. Plan of Distribution

Not applicable.

C. Markets

In February 1997, the Company's Common Shares commenced trading in the United States on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "NGPSF." The Common Shares are not listed on any other non-United States trading market. On March 15, 1999, the Company's symbol was changed to "NGPS."

Prior to February 4, 1997, the Company's Common Shares were not listed on any trading market.

A significant number of the Company's Common Shares are held in street name. To the best of the Company's knowledge, as of March 1, 2005, there were 16 shareholders of record resident in the United States, including Cede & Co., holding approximately 8,251,620 shares, representing 99% of the Common Shares then outstanding. In total, the Company has 18 shareholders of record.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Articles of Incorporation

The Company is registered under the *Canada Business Corporations Act* ("CBCA" or the "Act") as corporation number 076226-1 and has the capacity and, subject to the provisions of the Act, the rights, powers and privileges of a natural person.

Powers of Directors

Subject to any unanimous shareholder agreement, the directors shall manage or supervise the management of the business and affairs of the Company and may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not by the Act, the articles, the by-laws, any special resolution of the Company, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner. Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

The Act requires every director or officer who is a party to a material contract or a material transaction, whether made or proposed with the Company, or who is a director or officer of or has a material interest in any person who is a party to a material contract or a material transaction, whether made or proposed contract with the Company to disclose in writing to the Company or request to have entered in the minutes of meetings of directors or meetings of committees of directors the nature and extent of his or her interest, and shall, except in certain limited circumstances, refrain from voting in respect of the material contract or material transaction. The articles and by-laws do not require an independent quorum to enable the directors to vote compensation to themselves or any member of their body. The Act also provides that the shareholders of the Company may examine the portion of any minutes of meetings of directors or such other documents that contain such disclosures of interest.

Unless the articles or by-laws of or a unanimous shareholder agreement relating to the Company otherwise provide, the directors of the Company may, without authorization of the shareholders, (a) borrow money on the credit of the Company, (b) issue, reissue, sell, pledge or hypothecate debt obligations of the Company, (c) to the extent permitted by the CBCA, give a guarantee on behalf of the Company to secure performance of an obligation by any person, and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company. The Company does not have a unanimous shareholder agreement and the Company's articles and by-laws do not limit the above powers.

Directors of the Company are not required to own shares of the Company in order to qualify as a director and the directors are not required to retire upon reaching a specified age.

Description of Securities

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of First Preference Shares.

Holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company, except meetings at which holders of another specified class of shares are exclusively entitled to vote, and are entitled to one vote for each Common Share held on all votes taken at such meetings. The holders of Common Shares are entitled to receive such dividends as the directors may in their discretion declare, regardless of whether dividends are declared on any other class of shares. Upon liquidation, dissolution or wind-up of the Company, the holders of Common Shares are entitled to receive any remaining property after payment of any amount required to redeem or retract the issued and outstanding First Preference Shares.

The First Preference Shares may be issued in one or more series with each series to consist of such number of shares as may, before the issue of the series, be fixed by the directors of the Company. The directors are authorized, before the issue of the series, to determine the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series.

The First Preference Shares of each series rank equally with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up and in priority to the Common Shares and any other shares of the Company ranking junior to the First Preference Shares. In addition, if any amount of cumulative dividend or declared non-cumulative dividend or an amount payable on return of capital in respect of shares of a series of First Preference Shares is not paid in full, the shares of the series are entitled to participate rateably with the shares of any other series of the same class in respect of such amounts.

In accordance with the provisions of the CBCA, the amendment of certain rights attaching to a class of shares, including Common Shares, requires the approval of not less than two-thirds of the votes cast by the holders of such shares voting at a special meeting of such holders. Pursuant to the Company's By-laws, a quorum for a meeting of the holders of Common Shares occurs when persons not being less than two in number and holding or representing by proxy not less than 33⅓% of the issued and outstanding Common Shares entitled to vote at such meetings are present, unless a higher number is designated by the Board. In circumstances where the rights of Commons Shares may be amended, to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of Common Shares, holders of Common Shares have the right under the CBCA to dissent from such amendment and require the Company to pay them the then fair value of the Common Shares.

Shareholder Meetings

There are two types of shareholder meetings: regular annual meetings and special meetings. Pursuant to the CBCA, the annual shareholder meeting shall be held not later than fifteen months after the holding of the last preceding annual meeting but no later than six months after the end of preceding financial year, unless an order extending the time for calling the annual meeting is obtained. The Directors may at any time call a special meeting of shareholders.

A notice stating the day, hour and place of meeting and, if special business is to be transacted details of the nature of the business, must be served by sending such notice to each person who is entitled to notice of such meeting and who on the record date for notice appears on the records of the Company or the Company's transfer agent as a shareholder entitled to vote at the meeting and to each director of the Company and to the auditor of the Company by prepaid mail not less than 21 days and not more than 60 days before the meeting unless such requirement is otherwise waived. The Company must fix a record date in advance of the meeting for the purpose of determining shareholders entitled to notice of the meeting. Only shareholders of record on such date will be entitled to notice of the meeting.

Votes at meetings of shareholders may be given either personally or by proxy. Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, as his nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

C. Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contract entered into by NovAtel in the two years immediately preceding the date of this Annual Report which can reasonably be regarded as presently material is the following:

(1) Change of Control Agreement dated April 5, 2004 among NovAtel, Leica Geosystems and CMC Electronics, as more particularly described under "Item 4 — Information on the Company, Business Overview — Certain Contractual Rights."

D. Exchange Controls

Investment Canada Act

Canada has no system of exchange controls. There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See "Item 10 — Additional Information, Taxation."

There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares or Preferred Shares of the Company with voting rights (collectively, "Voting Shares"), other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Voting Shares of the Company by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the Company was not, immediately prior to the implementation of the investment, controlled by a WTO Investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be reviewable under the Investment Act if it was an investment to acquire direct control of the Company, and the value of the assets of the Company equalled or exceeded $223 million for the year 2003 and $237 million, the expected threshold, for the year 2004. A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO investor if it is a "WTO investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares of the Company if the acquisition was made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

E. Taxation

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Shares who is neither resident nor deemed to be resident in Canada, who does not use or hold and is not deemed to use or hold their Shares in carrying on a business in Canada and whose Shares do not otherwise constitute "taxable Canadian property" for purposes of the Tax Act (a "U.S. Holder"). Shares of a holder will generally not constitute "taxable Canadian property unless (a) at any time within the sixty (60) months immediately preceding the disposition of Shares by such holder, such holder, persons not dealing at arm's length with such holder, or any combination thereof, owned (or had options to acquire) 25% or more of the issued shares of any class or series of the capital stock of the Company or a predecessor, (b) a holder, upon ceasing to be a Canadian resident, elected under the Tax Act to have the Shares deemed to be taxable Canadian property, or (c) the Shares were acquired in circumstances under which they are deemed to be taxable Canadian property. The Tax Act contains provisions relevant to a non-resident insurer for whom any Securities are "designated insurance property" which this summary does not take into account. This summary is not exhaustive of all potential Canadian income tax consequences to a U.S. Holder of acquiring, holding or disposing of Common Shares.

This summary takes into account the current provisions of Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act publicly announced prior to the date of this Annual Report, and the current published administrative practices and policies of the Canada Customs and Revenue Agency. It assumes that all proposals to amend the Tax Act will be enacted in their present form and otherwise does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action nor does it take into account provincial, territorial or foreign tax legislation or considerations.

A U.S. Holder will not be subject to tax under the Tax Act on any gain realized in respect of the disposition or deemed disposition of Common Shares to a person other than the Company. A disposition of the Shares to the Company may give rise to a deemed dividend that would be subject to Canadian withholding tax. Generally, dividends paid or credited, or deemed to be paid or credited by the Company are subject to Canadian withholding tax at the rate of 15% (reduced from 25% by the Convention) for U.S. Holders who beneficially own the dividends. The Company assumes responsibility for the withholding of tax on dividends to a U.S. Holder at the source.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning the Company referred to in this Annual Report may be inspected at its headquarters at 1120 - 68th Avenue N.E., Calgary, Alberta, T2E 8S5, CANADA. The Company provides access to its Quarterly Reports filed on Form 6-K and Annual Report on Form 20-F on its website free of charge, as soon as reasonably practicable after those reports are electronically filed. The Company's Code of Ethics and Business Conduct is posted on its website at www.novatel.ca.

The Company's SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

As a foreign private issuer, the Company is exempt from the proxy rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. As the Company is a foreign private issuer, the Company's directors and officers are also exempt from the shortswing profit recovery and disclosure regime of Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

Item 11. Quantitive and Qualitative Disclosures about Market Risk

See "Item 5 — Operating and Financial Review and Prospects, Operating Results — Financial Instruments." The Company is not subject to significant interest rate risk due to the short-term maturities of the Company's outstanding loans and short-term investments.

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934, Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report, have concluded that the Company's disclosure controls and procedures were effective and designed to ensure that material information relating to the Company should be made known to them by others within those entities.

Changes in Internal Controls. There were no changes in the Company's internal controls over financial reporting identified in connection with the evaluation above during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company's board of directors has determined that Joel A. Schleicher is the Company's audit committee financial expert as defined by the rules of the SEC. Mr. Schleicher is "independent" as defined by the NASD rules.

Item 16B. Code of Ethics

The Company has adopted a Code of Ethics and Business Conduct that applies to its principal executive officer, principal financial officer and all other officers, employees and directors of the Company. A copy of the Company's Code of Ethics and Business Conduct can be found on the Company's website at www. novatel.ca. There were no amendments to, or waivers granted under, the Code of Ethics and Business Conduct during the year ended December 31, 2004.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed to the Company for the years ended December 31, 2003 and December 31, 2004:

Fees	2004	2003
Audit Fees (1)	$361,095	$176,120
Audit-Related Fees (2)	—	3,500
Tax Fees (3)	34,012	48,485
Other Fees (4)	—	—
Total Fees	**$395,107**	**$228,105**

(1) "Audit Fees" consist of fees billed for professional services rendered in connection with the audit of the Company's consolidated annual financial statements, review of the Company's quarterly financial statements and the quarterly and annual regulatory filings thereon. Includes $159,530 related to a proposed public offering of the Company's shares in May, 2004.

(2) "Audit-Related Fees" consist of fees for professional services rendered in connection financial accounting and reporting consultations.

(3) "Tax Fees" consist of fees billed for professional services rendered for tax compliance and tax advice. These services include preparation of the Company's income tax returns, employee-related tax issues and excise tax matters.

(4) "Other Fees" consist of fees for products and services other than the services reported above.

Effective February 13, 2003, the Audit Committee requires pre-approval of all audit and permissible non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditors, subject to the de-minimus exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange act of 1934.

The Audit Committee reviews all non-audit related services provided by the independent registered chartered accountants to the Company, at each quarterly meeting. In 2004, the Audit Committee approved 100% of the non-audit related services provided in 2004.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases

The Company did not purchase any of its equity securities in 2004.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Item 19 below for Financial Statements filed as a part of this Annual Report.

Item 19. Financial Statements and Exhibits

(a) Financial Statements

1. Report of Independent Registered Chartered Accountants
2. Consolidated Balance Sheets
3. Consolidated Statements of Operations
4. Consolidated Statements of Shareholders' Equity
5. Consolidated Statements of Cash Flows
6. Notes to Consolidated Financial Statements
7. Financial Statement Schedules

(b) Exhibits

Exhibit Number	Exhibit
3.1	Restated Articles of Incorporation of Registrant. (1)
3.2	Restated Bylaws of Registrant. (7)
4.1	Form of Common Stock Certificate. (1)
10.1	Directors Stock Option Plan. (1)
10.2	Stock Option Plan with form of stock option agreement. (1)
10.3	Form of Indemnification Agreement to be entered into between Registrant and certain directors and officers. (1)
10.4	Employment Agreement dated July 1, 1997 between NovAtel Inc. and Werner Gartner. (3)

Exhibit Number	Exhibit
10.5	Lease Agreement (Building) dated January 29, 1999 between Christian Schumacher and NovAtel Inc. (2)
10.6	Agreement made effective July 20, 1999 between NovAtel Inc. and Sokkia Co., Ltd. (4)
10.7	License Agreement made effective August 1, 1999 between NovAtel Inc., Sokkia Co., Ltd. and Point, Inc. (4)
10.8	Operating Loan Credit Facility Letter from HSBC Bank Canada made effective November 6, 2000. (5)
10.9	Amendment made effective January 26, 2001 to Operating Loan Credit Facility Letter from HSBC Bank Canada. (5)
10.10	Employment Agreement dated April 5, 2004 between NovAtel Inc. and Jonathan W. Ladd. (7)
10.11	Operating Line of Credit Facility Letter from The Toronto Dominion Bank dated June 5, 2002. (6)
10.12	Employment Agreement dated November 20, 1996 between NovAtel Inc. and Patrick C. Fenton. (7)
*10.13	Change of Control Agreement dated April 5, 2004 between NovAtel Inc. and Leica Geosystems A.G., CMC Electronics Inc., and Oncap L.P. (7)
10.14	2004 Employee Long-term Incentive Plan.
21.1	List of Subsidiaries.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.

(1) Incorporated by reference to Registrant's registration statement on Form F-1 (Registration Statement No. 333-6088).

(2) Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 1998.

(3) Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 1997.

(4) Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 1999.

(5) Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 2000.

(6) Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 2002.

(7) Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 2003.

* Certain portions of this agreement have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been granted with respect to the omitted portions.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVATEL INC.

By: ______________________________

Jonathan W. Ladd

President and Chief Executive Officer

Date: May 24, 2005

NOVATEL INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

Management is responsible to the Board of Directors for the preparation of the Company's consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal controls which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The independent registered chartered accountants of the Company, Deloitte & Touche LLP, have been appointed by the shareholders to express an opinion as to whether these consolidated financial statements present fairly the Company's consolidated financial position and operating results in accordance with generally accepted accounting principles in Canada. Their report follows.

The Board of Directors has reviewed and approved these consolidated financial statements. To assist the Board in meeting its responsibility, it has appointed an Audit Committee, all of whose members are outside directors. The committee meets periodically with management and the external auditors to review internal controls, audit results and accounting principles and practices. The external auditors have full and free access to the Audit Committee.

David E. Vaughn
Chairman of the Board

Werner Gartner
Executive Vice President and
Chief Financial Officer

May 18, 2005

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of NovAtel Inc.,

We have audited the consolidated balance sheets of NovAtel Inc. as at December 31, 2004 and 2003, and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of NovAtel Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

Deloitte & Touche LLP.

Calgary, Canada
Independent Registered Chartered Accountants
January 28, 2005

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in Note 2(i) to the consolidated financial statements, or changes that have been implemented in the financial statements such as those described in Note 2(j)(k) and (l). Our report to the shareholders on the consolidated financial statements of NovAtel Inc., dated January 28, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Deloitte & Touche LLP.

Calgary, Canada
Independent Registered Chartered Accountants
January 28, 2005

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, Canadian dollars)

	December 31, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents (Note 8) (includes compensating balances of $1,000 at December 31, 2004 and $nil at December 31, 2003)	$ 8,949	$ 2,445
Short-term investments (Note 8) (includes compensating balances of $3,158 at December 31, 2004 and $3,278 at December 31, 2003)	14,410	10,555
Accounts receivable (Notes 3 and 12)	9,413	6,383
Related party receivables (Note 16)	1,591	1,081
Related party notes receivable (Note 16)	1,614	1,721
Inventories (Note 4)	5,191	4,782
Prepaid expenses and deposits	268	357
Future income tax asset — current portion (Note 15)	1,286	—
Total current assets	42,722	27,324
Capital assets (Note 5)	3,447	3,342
Intangible assets (Notes 6 and 9)	2,515	2,349
Deferred development costs (Note 7)	2,359	2,557
Future income tax asset — long term portion (Note 15)	1,903	—
Total assets	$52,946	$35,572
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 9,148	$ 5,868
Related party payables (Note 16)	345	935
Notes payable (Note 17)	1,614	1,721
Deferred revenue and customer deposits	755	312
Provision for future warranty costs	538	410
Capital lease obligations — current portion	—	100
Total current liabilities	12,400	9,346
Deferred gain on sale/leaseback of capital assets (Note 5)	453	567
Related party payables — long-term portion (Note 16)	—	212
Total liabilities	12,853	10,125
Commitments, contingencies and guarantees (Note 9)		
Shareholders' equity (Note 11):		
Capital stock	38,870	37,012
(Common shares issued and outstanding: 8,260 at December 31, 2004 and 7,984 at December 31, 2003 respectively)		
Contributed surplus	442	13
Retained earnings (deficit)	781	(11,578)
Total shareholders' equity	40,093	25,447
Total liabilities and shareholders' equity	$52,946	$35,572

On behalf of the Board of Directors

DAVID E. VAUGHN
Chairman of the Board

RICHARD D. ORMAN
Vice Chairman and Director

The accompanying notes are an integral part of these consolidated financial statements

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data, Canadian dollars)

	Year Ended December 31,		
	2004	2003	2002
Revenues (Notes 12 and 16)			
Product sales	$48,802	$32,138	$26,967
NRE fees	5,130	6,546	6,179
Total revenues	53,932	38,684	33,146
Cost of sales (Note 16)			
Cost of product sales	19,586	14,805	11,885
Cost of NRE fees	2,917	3,565	4,055
Total cost of sales	22,503	18,370	15,940
Gross profit	31,429	20,314	17,206
Operating expenses:			
Research and development	9,588	7,123	5,334
Selling and marketing	5,751	5,269	5,361
General and administration	5,312	4,280	4,045
Share offering costs (Note 13)	754	—	—
Total operating expenses	21,405	16,672	14,740
Operating income	10,024	3,642	2,466
Interest income, net	313	174	84
Other expense (Note 14)	(662)	(664)	(328)
Benefit of investment tax credits	4,356	—	—
Income from continuing operations before income taxes	14,031	3,152	2,222
Income taxes (Note 15)			
Current provision	2,328	52	77
Future income tax expense (benefit)	(1,091)	—	—
Net income from continuing operations	12,794	3,100	2,145
Income (loss) from discontinued operations (Note 18)	21	360	(648)
Net income	$12,815	$ 3,460	$ 1,497
Net income (loss) per share (basic) (Note 11)			
Continuing operations	$ 1.59	$ 0.40	$ 0.28
Discontinued operations	—	0.05	(0.09)
Net income per share (basic)	$ 1.59	$ 0.45	$ 0.19
Weighted average shares outstanding (basic) (Note 11)	8,063	7,723	7,681
Net income (loss) per share (diluted) (Note 11)			
Continuing operations	$ 1.51	$ 0.39	$ 0.27
Discontinued operations	—	0.04	(0.08)
Net income per share (diluted)	$ 1.51	$ 0.43	$ 0.19
Weighted average shares outstanding (diluted) (Note 11)	8,500	7,983	7,824

The accompanying notes are an integral part of these consolidated financial statements.

NOVATEL INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, Canadian dollars)

	Common Shares (Note 11)		Contributed	Retained Earnings	Total Shareholders'
	Number	Amount	Surplus	(Deficit)	Equity
January 1, 2002	7,683	$35,596	$ 25	$(16,535)	$19,086
Common shares issued pursuant to exercise of stock options (Note 11)	14	31	—	—	31
Repurchase of shares	(12)	(55)	(12)	—	(67)
Net income	—	—	—	1,497	1,497
December 31, 2002	7,685	$35,572	$ 13	$(15,038)	$20,547
Common shares issued pursuant to exercise of stock options (Note 11)	301	1,449	—	—	1,449
Repurchase of shares	(2)	(9)	—	—	(9)
Net income	—	—	—	3,460	3,460
December 31, 2003	7,984	$37,012	$ 13	$(11,578)	$25,447
Change in accounting policy relating to stock-based compensation (Note 2(i))	—	$ 66	$ 390	$ (456)	$ —
Common shares issued pursuant to exercise of stock options (Note 11)	276	1,792	(287)	—	1,505
Stock based compensation (Note 2(i))	—	—	326	—	326
Net income	—	—	—	12,815	12,815
December 31, 2004	8,260	$38,870	$ 442	$ 781	$40,093

The accompanying notes are an integral part of these consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

	Year Ended December 31,		
	2004	2003	2002
Operating activities:			
Net income from continuing operations	$ 12,794	$ 3,100	$ 2,145
Income (loss) from discontinued operations	21	360	(648)
Share offering costs (Note 13)	754	—	—
Charges and credits to operations not involving an outlay of cash:			
Amortization	2,390	1,807	2,127
Loss (gain) on disposal of capital assets	19	(66)	(23)
Current income tax provision and future income tax benefit	1,167	—	—
Benefit of investment tax credits	(4,356)	—	—
Gain on dilution of equity interest in Mezure, Inc. (Note 18)	—	—	(121)
Gain on liquidation of Mezure assets and liabilities (Note 18)	(21)	(379)	—
Stock based compensation expense	326	—	—
Amortization of deferred gain on sale/leaseback of capital assets	(114)	(118)	(129)
Accretion on royalty payable to CMC related to GPS OEM product line acquisition	54	37	—
Net change in non-cash working capital related to operations (Note 20)	(530)	3,272	(189)
Cash provided by operating activities	12,504	8,013	3,162
Financing activities:			
Issuance of shares (Note 11)	1,505	1,449	31
Repurchase of shares (Note 11)	—	(9)	(67)
Equity financing of joint venture (Note 17)	—	—	588
Related party notes receivable	(11)	(140)	(346)
Notes payable	11	172	626
Share offering costs (Note 13)	(807)	—	—
Repayment of capital lease obligations (Note 5)	(100)	(90)	(393)
Effect of exchange rate changes on financing activities	—	(74)	(4)
Cash provided by financing activities	598	1,308	435
Increase in cash before investing activities	13,102	9,321	3,597
Investing activities:			
Purchase of capital and intangible assets	(2,293)	(2,656)	(1,204)
Proceeds from disposal of capital assets	29	157	98
Purchase of short-term investments	(17,720)	(16,971)	(17,655)
Proceeds from short-term investments	13,865	11,288	15,639
Investment in Point, Inc. (Note 17)	—	—	(588)
Acquisition of CMC Electronics' OEM GPS business (Note 19)	—	(155)	—
Royalty payment relating to CMC Electronics' OEM GPS business (Note 19)	(261)	(82)	—
Deferred development costs	(218)	(157)	(125)
Cash used in investing activities	(6,598)	(8,576)	(3,835)
Increase in cash and cash equivalents	6,504	745	(238)
Cash and cash equivalents beginning of year	2,445	1,700	1,938
Cash and cash equivalents, end of year	$ 8,949	$ 2,445	$ 1,700
Interest paid related to bank advances and capital lease obligations	$ 3	$ 10	$ 27
Income taxes paid	$ 71	$ 83	$ 40

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands of Canadian dollars, except

NOTE 1 NATURE OF BUSINESS

NovAtel Inc. (NovAtel or the Company) is incorporated under the laws of Canada. The Company designs, markets and supports a broad range of products that determine precise geographic locations using the Global Positioning System (GPS).

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc. to develop and distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a world-wide basis (see Note 17).

On April 17, 1998, CMC Electronics Inc. (CMC Electronics), formerly BAE SYSTEMS CANADA INC., acquired 58.3% of the Company's outstanding common shares from the Company's two former principal shareholders (see Note 15).

On April 11, 2001, an investor group led by ONCAP L.P. (ONCAP) acquired control of the Company through the acquisition of CMC Electronics (see Note 15). In January 2005, CMC Electronics sold approximately 3.2 million of the Company's common shares through open market transactions, reducing its ownership of the Company to approximately 16%.

As of December 31, 2004, the Company owned a 70% equity interest in Mezure, Inc., a company that had been developing a GPS, wireless communication and Internet based product for deformation monitoring of manmade and natural structures. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure, which was concluded on September 24, 2003. Consequently, the Company is treating Mezure as a discontinued operation for all periods presented (see Note 18).

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. The material differences between Canadian and United States (U.S.) generally accepted accounting principles are described in Note 22. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

a) *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company, its continuing subsidiaries and its proportionate 49% joint venture interest in Point, Inc.

b) *Foreign Currency Translation*

Foreign subsidiaries and Point, Inc. are considered financially and operationally dependent on the Company and are translated into Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for the period for revenues and expenses, except amortization and cost of sales, which are translated at the rate of exchange applicable to the related assets. Gains and losses resulting from these translation adjustments are included in other income (expense).

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transactions and monetary balances denominated in a currency other than the Canadian dollar are translated into Canadian dollars using yearly average and year-end exchange rates, respectively. Gains and losses arising from this translation process are included in income.

c) ***Cash and Cash Equivalents, Short Term Investments***

Cash and cash equivalents include highly liquid investments which have original maturities of 90 days or less. Short-term investments include highly liquid investments which have original maturities of 91 days to 12 months.

d) ***Inventories***

Raw materials and components, work-in-progress, and finished goods inventories are recorded at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and includes materials, labour and manufacturing overhead.

e) ***Capital Assets, Intangible Assets and Amortization***

Capital assets are recorded at cost. Maintenance and repair costs of a routine nature are charged to operations as incurred, and renewals and betterments that extend the economic useful life of an asset are capitalized.

Capital assets and intangible assets are amortized on a straight-line basis using the expected useful lives of the assets:

Computer and ancillary equipment	4 years
Research and development equipment	4 years
Production equipment	5 years
Leasehold improvements	over term of leases
Furniture and fixtures	10 years
Product tooling	2 - 4 years
Patents and other intangibles	4 - 10 years

Capital assets and intangible assets are assessed for future recoverability or impairment by estimating future net undiscounted cash flows and residual values. When an impairment has occurred, a loss is recognized in the period. When the carrying value of a long-lived asset is less than its net recoverable amount as determined on an estimated undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset's carrying value.

f) ***Revenue Recognition***

Revenues from product sales are recognized at the time of shipment to the customer. Revenues from non-recurring engineering ("NRE") fees are recognized at the time services are rendered. On long-term contracts, in which the customer pays established rates for time and materials, revenue is recognized as services are rendered and costs are incurred. On certain long-term contracts, revenue is recognized using the proportional performance method relative to customer milestones achieved or total costs incurred. Revisions in cost and profit estimates during the course of work are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Some contracts

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

contain penalty provisions based on performance relative to established targets. Such penalties are included in revenue or cost estimates when amounts can be reasonably determined.

g) ***Research and Development Costs***

Research costs are charged to operations as incurred. Development costs, including software development costs, are charged to operations as incurred unless they meet specific criteria related to technical, market and financial feasibility. In these circumstances, the costs are deferred and amortized on a systematic basis, subject to an estimate of recoverability.

h) ***Provision for Future Warranty Costs***

Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair products for the balance of the warranty periods.

i) ***Stock-based Compensation Plans***

The Company has stock-based compensation plans (see Note 11). Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments*. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus. When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital. Retroactive application of Section 3870 resulted in the opening balances of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002.

j) ***Hedging Relationships***

Effective January 1, 2004, the Company adopted Accounting Guideline 13, "Hedging Relationships." The guideline establishes conditions where hedge accounting may be applied. Where hedge accounting does not apply, any changes in the fair values of the financial contracts are taken into income in the period of change. The Company enters into forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. These contracts qualify as hedges under the new accounting guideline and the Company applies hedge accounting to its financial instruments. This new accounting policy has been applied prospectively (see Note 10).

k) ***Impairment of Long-Lived Assets***

In September 2002, the CICA issued CICA Handbook Section 3063 "Impairment of Long-Lived Assets" effective for fiscal years beginning on or after April 1, 2003. This new standard requires the recognition, measurement and disclosure of the impairment of long-lived assets and applies to long-lived assets held for use. An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company adopted this standard on January 1, 2004. The adoption of this new standard did not have a material impact on the Company's financial statements.

l) ***Asset retirement obligations***

In December 2003, the CICA issued CICA Handbook Section 3110 "Asset Retirement Obligations" which requires the liability recognition for future retirement obligations associated with capital assets. These

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

obligations are initially recognized at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related capital asset and amortized over its useful life. The liability accretes until the Company settles the retirement obligation. The Company retroactively adopted this standard on January 1, 2004. The adoption of this new standard did not have a material impact on the Company's financial statements.

m) *Income Taxes*

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. In establishing the appropriate income tax valuation allowances, the Company assesses the realizability of its net future income tax assets and based on all available evidence, both positive and negative, determines whether it is more likely than not that the remaining net future income tax assets or a portion thereof will be realized. (see Note 15).

n) *Investment Tax Credits*

Investment tax credits relating to scientific research and development and capital expenditures are accounted for using the cost reduction method and are recognized once there is reasonable assurance that the Company will be able to realize the benefit from these credits.

o) *Earnings Per Share*

Basic earnings per share is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if stock options were exercised. The treasury stock method is used in calculating diluted earnings per share, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period.

p) *Comparative Figures*

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in 2004.

NOTE 3 ACCOUNTS RECEIVABLE

	December 31, 2004	December 31, 2003
Trade receivables, net	$8,909	$5,930
Goods and Services Tax receivable	164	366
Other	340	87
	$9,413	$6,383

The receivable balances are net of an allowance for doubtful accounts and sales returns of $1,207 at December 31, 2004 and $1,078 at December 31, 2003.

NOTE 4 INVENTORIES

	December 31, 2004	December 31, 2003
Raw materials and components	$2,174	$1,948
Work-in-progress	345	280
Finished goods	2,672	2,554
	$5,191	$4,782

The inventory balances are net of a provision for excess and obsolete inventory of $2,023 at December 31, 2004 and $1,697 at December 31, 2003.

NOTE 5 CAPITAL ASSETS

	December 31, 2004			December 31, 2003		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Computer and ancillary equipment	$ 3,875	$2,837	$1,038	$ 3,794	$2,673	$1,121
Production, research and development equipment	3,740	2,608	1,132	3,589	2,517	1,072
Automobiles	26	3	23	—	—	—
Leasehold improvements	170	73	97	116	50	66
Furniture and fixtures	1,757	1,319	438	1,713	1,150	563
Product tooling	1,787	1,069	718	1,631	1,161	470
Equipment under capital lease	3	2	1	299	249	50
	$11,358	$7,911	$3,447	$11,142	$7,800	$3,342

On January 29, 1999, the Company concluded a sale/leaseback arrangement by which the Calgary facility, including certain adjacent land, with a carrying value of $5,812 at time of sale, was sold for net proceeds of $6,922, resulting in a gain of $1,110. The gain on the sale of the facility has been deferred and is being amortized over the ten year term of the lease.

NOTE 6 INTANGIBLE ASSETS

Intangible assets subject to amortization are as set out below:

	December 31, 2004			December 31, 2003		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Patents and trademarks	$ 3,925	$2,450	$1,475	$ 3,586	$2,117	$1,469
Technology	2,410	2,173	237	2,341	2,124	217
Software licences	3,133	2,548	585	2,709	2,351	358
Market presence of CMC Electronics' OEM GPS product line	348	130	218	348	43	305
Total intangibles	$ 9,816	$7,301	$2,515	$ 8,984	$6,635	$2,349

NOTE 6 INTANGIBLE ASSETS (Continued)

For the years ended December 31, 2004, 2003 and 2002, amortization expense of intangibles was $757, $564 and $969, respectively. The weighted-average amortization period is 5.3 years.

The estimated aggregate amortization expense for the five succeeding years, is as follows:

2005	$774
2006	688
2007	538
2008	476
2009	476

NOTE 7 DEFERRED DEVELOPMENT COSTS

	December 31, 2004	December 31, 2003
Deferred development costs	$3,064	$2,846
Accumulated amortization	(705)	(289)
	$2,359	$2,557

In the year ended December 31, 2004, the Company deferred $218 of development costs related to the development of a certified aviation GPS receiver, compared to $157 in 2003 and $125 in 2002. With the GPS receiver reaching the commercialization stage for certain applications, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $416 of these deferred costs in the year ended December 31, 2004 compared to $196 in 2003 and $57 in 2002.

At December 31, 2004, the Company had deferred $2,359 of development costs, net of accumulated amortization. The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. On April 5, 2004, the Company and CMC Electronics entered into a Strategic Cooperation Agreement which *inter alia* provides for certain guaranteed future payments over the next four years. Under the current business programs between the Company and CMC Electronics, the Company would expect these future payments to substantially recover the $2,359 of deferred development costs as of December 31, 2004. Should future actual or estimated sales of this receiver be materially lower than that currently estimated, all or a portion of the deferred development costs would be charged to results of operations.

NOTE 8 BANK ADVANCES

At December 31, 2004, lines of credit were available with certain Canadian financial institutions. The lines of credit are payable on demand and are secured by $4,158 of cash and short-term investments held as compensating balances. The credit line advances bear interest at the financial institutions' prime rate (December 31, 2004 — 4.25%) on Canadian dollar advances.

In aggregate, the Company can borrow up to $1,650 for day-to-day operating requirements and $1,770 to support the margin requirements related to the purchase of up to approximately U.S.$8,500 of forward foreign exchange contracts (depending on the maturity date of the contracts). At December 31, 2004, portions of the lines of credit were utilized to support U.S.$7,500 of foreign exchange contracts ($nil at December 31, 2003) and $60 of letters of credit ($65 at December 31, 2003) leaving $1,590 available for

NOTE 8 BANK ADVANCES (Continued)

day-to-day operating requirements and the margin capacity available to enter into approximately U.S.$1,000 to $1,500 in forward foreign exchange contracts (depending on the maturity date of the contracts).

NOTE 9 COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) At December 31, 2004, purchase commitments were outstanding for approximately $8.4 million pertaining primarily to the acquisition of inventory, supplies and services in the normal course of business.

b) The Company's facilities and certain computer equipment, office equipment and furniture are leased for various periods up to 2015 and beyond. Payments under the leasing arrangements are as follows:

	Operating Leases
2005	$ 915
2006	1,147
2007	1,155
2008	1,148
2009	1,249
2010 and beyond	7,843
Total future minimum lease payments	$13,457

The Company's rent expense associated with its facilities was $910 in 2004, $859 in 2003 and $909 in 2002.

c) As at December 31, 2004, intangible assets included $216 related to the Company's 1996 settlement agreement with Trimble Navigation Limited (Trimble). This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control. On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics in April 1998. The Company has sought legal advice regarding Trimble's termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble's notice of termination. As this matter has not been resolved as of December 31, 2004, the Company has not provided for any impairment of these intangible assets.

d) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position, results of operations, or liquidity of the Company.

e) In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts and service agreements. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay counterparties. Historically, the Company has not made any payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

NOTE 10 FINANCIAL INSTRUMENTS

In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions. The process includes linking hedging instruments to assets and liabilities on the balance sheet or to forecasted transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company's U.S. dollar denominated revenues. The contracts are not used for trading or speculative purposes. Foreign exchange gains and losses on foreign currency contracts used to hedge current foreign currency assets and liabilities are accrued under current assets or liabilities on the balance sheet and recognized currently in other income/expense, net, offsetting the respective translation gains and losses recognized on the underlying asset or liability.

Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar revenues beyond 60 days are applied against the underlying revenue when these revenues are recognized.

At December 31, 2004, the Company had forward currency contracts to sell U.S.$7,500 between January 28, 2005 and September 30, 2005 at an average rate of $0.8035 per Canadian dollar.

The carrying values of other financial instruments, which include cash and short-term investments, accounts receivable, related party receivables and advances, related party notes receivable, accounts payable, related party payables and notes payable approximate their fair value because of the near-term maturity of these instruments.

NOTE 11 SHAREHOLDERS' EQUITY

The Company has authorized an unlimited number of common shares and first preference shares, of which 8,260 common shares are outstanding as of December 31, 2004 (7,984 in 2003 and 7,685 in 2002).

Net income (loss) per share figures presented in the Company's financial statements are based upon the weighted average number of shares outstanding. Diluted net income (loss) per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

On June 12, 2003, the Company implemented a share repurchase program under which the Company could repurchase up to 3% of the outstanding common shares over a twelve month period. From June 12, 2003 through December 31, 2003, the Company repurchased 2 shares.

The Company maintains stock option plans for employees and members of the Board of Directors. Under the plans, participants are granted options to purchase common shares at no less than the market value on the date of the grant. The options have vesting periods ranging from three to four years and expire ten years from the date of the grant. As of December 31, 2004, the Company had authorized the granting of up to 1,261 options to purchase common shares of the Company under the stock option plans, of which 615 had been exercised.

NOTE 11 SHAREHOLDERS' EQUITY (Continued)

A summary of the status of the Company's stock option plans as of December 31, 2004, 2003 and 2002, and changes during the years ending on those dates is presented below:

	2004		2003		2002	
Options	**Number of Options**	**Weighted-Average Exercise Price**	**Number of Options**	**Weighted-Average Exercise Price**	**Number of Options**	**Weighted-Average Exercise Price**
Outstanding at beginning of year	855	U.S.$4.42	974	U.S.$4.59	834	U.S.$5.08
Granted	5	11.81	186	2.29	198	2.41
Exercised	(276)	4.41	(301)	3.69	(13)	1.47
Forfeited	(10)	2.28	(4)	3.85	(45)	4.87
Outstanding at end of year	574	U.S.$4.51	855	U.S.$4.42	974	U.S.$4.59
Options exercisable at end of year	313	U.S.$6.24	449	U.S.$6.35	624	U.S.$5.94

The following table summarizes information about the stock option plans as of December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Number Exercisable**	**Weighted-Average Exercise Price**
U.S.$13.16	3	9.1 years	U.S.$13.16	—	U.S.$13.16
$7.50 to $11.25	228	2.5	7.77	226	7.75
$4.00 to $4.94	4	8.1	4.52	1	4.50
$2.25 to $3.44	284	7.5	2.37	61	2.58
$1.38 to $2.00	55	5.8	1.64	25	1.58
U.S.$1.38 to $13.16	574	5.3	U.S.$4.51	313	U.S.$6.24

The following table represents the potential dilutive effect of options which have been issued, and could be exercised by the option holder.

	Year Ended December 31,		
Number of Common Shares	**2004**	**2003**	**2002**
Weighted average common shares outstanding (basic)	8,063	7,723	7,681
Dilutive effect of options	437	260	143
Weighted average common shares outstanding (diluted)	8,500	7,983	7,824

In the years ended December 31, 2004, 2003 and 2002, there were nil, 338, and 534, respectively, options excluded from the calculation, due to an anti-dilutive effect as a result of the exercise price being higher than the market price of the stock in the period.

NOTE 12 MAJOR CUSTOMERS, EXPORT SALES AND SUPPLIERS

Certain major customers accounted for significant portions of the sales from continuing operations. The table below reflects customers whose purchases represented more than 10% of the Company's total revenues in any of the periods indicated.

Sales by Major Customer	Year Ended December 31, 2004	2003	2002
Customer A	$ 8,631	$ 2,328	$ 1,844
Customer B	8,150	1,946	1,261
Customer C	5,684	4,631	3,151
Customer D	3,333	4,219	3,431
Customer E	—	—	3,781
	$25,798	$13,124	$13,468
Percentage of total revenue	48%	34%	41%

Accounts receivable and related party receivables related to these major customers at December 31 were $5,509 in 2004 and $2,450 in 2003.

Sales by Geographic Market	Year Ended December 31, 2004		2003		2002	
U.S.A	$25,105	46%	$19,437	50%	$13,887	42%
Europe	13,852	26%	7,793	20%	5,515	17%
Asia/Australia	10,331	19%	8,367	22%	10,646	32%
Canada	3,044	6%	2,753	7%	2,681	8%
Other	1,600	3%	334	1%	417	1%
	$53,932	100%	$38,684	100%	$33,146	100%

Certain of the Company's products incorporate components that are either procured from sole source suppliers or which are in short supply. In the opinion of management, the Company has taken measures to mitigate the risk associated with the availability of these components.

NOTE 13 SHARE OFFERING COSTS

In the year ended December 31, 2004, the Company had incurred $754 of expenses in relation to a proposed public offering in Canada and a private placement in the U.S. of its common shares. On May 26, 2004, the Company withdrew the offering. As the Company did not proceed with the offering, the Company has expensed these costs within the Consolidated Statements of Operations.

NOTE 14 OTHER EXPENSE

	Year Ended December 31,		
	2004	2003	2002
Employee relocation	$ —	$ —	$(128)
Employee termination	—	—	(84)
Foreign exchange	(595)	(527)	(49)
Financing charge on sales by Point	(70)	(83)	(47)
Miscellaneous	3	(54)	(20)
	$(662)	$(664)	$(328)

NOTE 15 INCOME TAXES

The Company follows the liability method of accounting for income taxes. Temporary differences that give rise to future income tax assets and liabilities as of December 31 are as follows:

	2004	2003
Future income tax assets		
Loss carryforwards	$ 1,650	$ 3,875
Scientific research deductions and credits	49,725	50,375
Reserves not currently deductible for tax	1,500	1,425
Capital assets	1,500	900
Capital losses	150	150
Deferred gain on sale of building	150	200
	54,675	56,925
Future income tax liabilities		
Intangible assets	(275)	(350)
Deferred development costs	(800)	(875)
Deferred gain on hedging contracts	(50)	—
	(1,125)	(1,225)
Valuation allowance	(50,361)	(55,700)
	$ 3,189	$ —
Future income tax asset — current portion	1,286	—
Future income tax asset — long term portion	1,903	—
	$ 3,189	$ —

As at December 31, 2004, the Company's net future income tax assets were $3,189, reflecting temporary differences between the financial reporting and tax treatment of certain current assets and liabilities and non-current assets and liabilities, in addition to the tax benefit of net operating and capital loss carryforwards and tax credit carryforwards.

In accordance with the CICA Handbook Section 3465, "Accounting for Income Taxes", the Company reviews all available positive and negative evidence to evaluate the recoverability of the future income tax assets. This includes a review of such evidence as the carryforward periods of the significant tax assets, the Company's history of generating taxable income in its material tax jurisdictions and the Company's forecasted profitability in the foreseeable future. Based on this review the Company concluded that the

NOTE 15 INCOME TAXES (Continued)

valuation allowance as at December 31, 2004 and 2003 was appropriate and determined that it was more likely than not that the remaining future income tax assets would be realized.

The following table reconciles the differences between the income tax that would result solely by applying statutory rates and the income tax provided for in the statements of operations.

	Year Ended December 31,					
	2004		2003		2002	
Income from continuing operations before income taxes	$14,031		$3,152		$2,222	
Statutory income tax expense	$ 4,752	33.9%	$1,169	37.1%	$ 873	39.3%
Adjusted for the effects of:						
Change in valuation allowance on tax benefit	(5,339)		(2,377)		(1,963)	
Change in tax rates on future tax benefit	1,604		1,005		1,067	
Non deductible capital loss	—		162		—	
Tax deductible share issue costs	—		—		(15)	
Non deductible expenses and costs	166		34		38	
Other	(17)		—		—	
Large corporation tax	71		59		77	
Current provision for income tax and future income tax benefit	$ 1,237	8.8%	$ 52	1.6%	$ 77	3.5%

a) ***Canadian Income Taxes***

At December 31, 2004, the Company has approximately $149 million of research and development costs deducted in the accounts, in excess of amounts claimed for Canadian federal income tax purposes and approximately $139 million of research and development costs deducted in the accounts, in excess of amounts claimed for provincial income tax purposes.

The Company also has unutilized investment tax credits of approximately $4.1 million available to reduce future Canadian income taxes. These credits expire as follows:

2009	$ 100
2010	550
2011	150
2012	700
2013	900
2014	900
2015	800
	$4,100

The Company has determined that CMC Electronics' acquisition of a majority of the common shares of the Company on April 17, 1998, BAE SYSTEMS p.l.c.'s acquisition of the majority of the common shares of CMC Electronics on November 29, 1999 and ONCAP's acquisition of the common shares of CMC Electronics on April 11, 2001, constitute acquisitions-of-control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian losses, deductions, and investment tax credits may be subject to limitation.

NOTE 15 INCOME TAXES (Continued)

The ultimate availability and amount of the losses and other tax benefits described above may be dependent upon future Canada Revenue Agency audits. An adverse determination could result in a significant decrease in the availability and amount of the tax benefits described above.

b) *U.S. Income Taxes*

The Company's wholly-owned U.S. subsidiaries have net operating loss carryforwards totalling approximately U.S.$38.0 million which expire in 2007 and 2008. However, these operating loss carryforwards will be substantially limited due to the acquisitions-of-control by CMC Electronics, BAE SYSTEMS p.l.c. and ONCAP.

NOTE 16 RELATED PARTY TRANSACTIONS

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Year Ended December 31,		
	2004	2003	2002
Product sales to Point, Inc.	$2,178	$1,590	$740
Services provided to Point, Inc.	137	133	186
Royalty income from Point, Inc.	—	—	54
Engineering and other services charged by Point, Inc.	265	87	58
Engineering services charged to Point, Inc.	309	—	—
Inventory purchases from CMC Electronics, Inc. and Point, Inc.	1,272	2,809	703
Inventory sold to CMC Electronics, Inc.	85	—	—
Contracted development costs charged by CMC Electronics, Inc.	218	523	125
Product sales and engineering services charged to CMC Electronics, Inc.	—	54	220
Other charges from CMC Electronics, Inc.	318	408	162
Royalties charged to CMC Electronics, Inc.	545	261	76
Royalties paid to CMC Electronics, Inc.	261	82	—
Share offering costs charged to CMC Electronics, Inc.	748	—	—
Share offering costs charged by CMC Electronics, Inc.	55	—	—
Consulting fees charged by Dave Vaughn, after resignation as CEO in February 2002	—	38	105

Significant related party receivables at December 31, 2004 consist of $1,318 from Point, Inc. ($1,027 at December 31, 2003) and $273 from CMC Electronics ($54 at December 31, 2003). Related party payables at December 31, 2004 were comprised of amounts due to CMC Electronics of $340 ($1,139 at December 31, 2003, $212 of which was long term) and $5 to Point, Inc. ($8 at December 31, 2003).

The related party notes receivable of $1,614 at December 31, 2004 ($1,721 at December 31, 2003) reflects the Company's proportionate joint venture interest in the aggregate borrowings by Point, Inc. from NovAtel and Sokkia Co., Ltd. (Sokkia) of U.S.$5,330. The loans are secured by the assets of Point, Inc. and bore interest at 3% during 2004 (3% in 2003 and 2002). On December 31, 2004, the Company and Sokkia agreed to extend the due dates on the loans to July 31, 2005 (see Note 17).

During 2003, the Company and Sokkia advanced U.S.$500 in new loans to Point, Inc. (U.S.$830 in 2002), with the Company's share being U.S.$245 (U.S.$407 in 2002). In addition in 2002, the Company and Sokkia provided U.S.$1,500 in equity financing to Point, Inc. The Company's share of the equity financing was

NOTE 16 RELATED PARTY TRANSACTIONS (Continued)

U.S.$735 and the Company's equity interest in Point, Inc. remained at 49%. There were no new loans or equity financings to Point in 2004.

On May 14, 2003, the Company acquired CMC Electronics' non-aviation Global Positioning System (GPS) OEM product line. The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this product line. The fair value of net assets acquired was as follows:

Capital assets	$150
Intangibles	497
Total investment	$647

NOTE 17 INVESTMENT IN POINT, INC.

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc., to distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a worldwide basis. The consolidated financial statements presented herein include the Company's proportionate share of the accounts of Point, Inc.

The following is a summary of the Company's 49% proportionate share of the financial position, operating results, and cash flows of Point, Inc.:

	Year Ended December 31,		
	2004	2003	2002
Current assets	$1,603	$1,728	$ 2,247
Non-current assets	104	100	139
Total assets	$1,707	$1,828	$ 2,386
Current liabilities	$2,635	$2,818	$ 3,477
Long-term liabilities	—	—	—
Total liabilities	$2,635	$2,818	$ 3,477
Revenues	$5,932	$6,097	$ 4,635
Gross profit	$1,760	$1,501	$ 1,203
Expenses	$1,781	$1,535	$ 2,644
Income (loss)	$ (21)	$ (34)	$(1,441)
Cash provided by (used in)			
Operating activities	$ 62	$ 32	$(1,929)
Investing activities	$ (23)	$ (7)	$ (48)
Financing activities	$ 9	$ 142	$ 932
Effect of exchange rate changes on financing activities	$ (118)	$ (351)	$ (9)

Included in current liabilities is the Company's share of notes payable by Point, Inc. to Sokkia, in the amount of $1,614 ($1,721 at December 31, 2003). The loans are secured by the assets of Point, Inc., and bore interest at 3% during 2004 (3% in 2003 and 2002). On December 31, 2004, the Company and Sokkia agreed to extend the due dates on the loans to July 31, 2005.

NOTE 17 INVESTMENT IN POINT, INC. (Continued)

During 2003, the Company and Sokkia advanced U.S.$500 in new loans to Point, Inc. (U.S.$830 in 2002), with the Company's share being U.S.$245 (U.S.$407 in 2002). In addition in 2002, the Company and Sokkia provided U.S.$1,500 in equity financing to Point, Inc. The Company's share of the equity financing was U.S.$735 and the Company's equity interest in Point, Inc. remained at 49%.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point, Inc.'s ability to continue as a going concern would be impaired. If the existing loans to Point, Inc. of U.S.$5,330 were ultimately not repaid by Point, Inc. to the Company and Sokkia, and/or Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations related to Point, Inc., as of December 31, 2004, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $450, comprised primarily of working capital related items and the costs that would be incurred to cease operations. These financial statements do not reflect any adjustment that would be required if Point, Inc.'s operations were not considered a going concern.

NOTE 18 DISCONTINUED OPERATIONS (MEZURE, INC.)

As of December 31, 2004, the Company owned a 70% equity interest in Mezure, Inc. ("Mezure"), a company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures.

During the latter part of 2002, the Company discontinued its financial support of Mezure. In February 2003, Mezure was informed that the minority shareholder who had been providing financial support required to fund Mezure's operating activities would discontinue such support.

On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003. On September 24, 2003 an Order Approving Trustee's Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland). Consequently, the Company is treating Mezure as a discontinued operation.

With the Chapter 7 bankruptcy filing concluding, the Company recognized a gain of $379 relating to the liquidation of the residual assets and liabilities of Mezure in the year ended December 31, 2003. While Mezure operated as a separate corporation, Mezure's third party creditors could potentially attempt to satisfy their claims with Mezure by pursuing these claims against the Company. The Company believes that these claims would not be valid and that the ultimate liability with respect to the resolution of these actions is not expected to materially affect the Company's financial position or results of operations.

The income (loss) from discontinued operations pertaining to Mezure for the year ended on December 31, 2004, 2003 and 2002 is as set forth below.

	2004	2003	2002
Revenues	$—	$ 34	$ 288
Cost of sales	—	(1)	(135)
Research and development expenses	—	(27)	(185)
Selling and marketing expenses	—	(32)	(356)
General and administration expenses	21	(112)	(388)
Other income	—	119	128
Gain on liquidation of assets and liabilities	—	379	—
Income (loss) from discontinued operations	$21	$ 360	$(648)

The consolidated balance sheets as of December 31, 2004 and December 31, 2003 include residual accounts payable and accrued liabilities related to discontinued operations of $15 and $40, respectively.

NOTE 19 ACQUISITION OF CMC ELECTRONICS' OEM GPS PRODUCT LINE

On May 14, 2003, the Company acquired CMC Electronics Inc.'s non-aviation Global Positioning System (GPS) OEM product line. The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this business. The fair value of net assets acquired is as follows:

Capital assets	$150
Intangibles	497
Total investment	$647

The intangibles are comprised primarily of technology and an established market presence to which the Company has assigned values of $149 and $348, respectively. The Company estimates that these intangibles will have an expected useful life of 4 years and will be amortized using the straight-line method.

At the time of the acquisition, CMC Electronics owned approximately 58% of the Company's outstanding common shares and accordingly is a related party. The acquisition of the CMC Electronics' GPS OEM product line was reviewed and approved by a committee of independent directors established by the Company's Board of Directors.

NOTE 20 CONSOLIDATED STATEMENTS OF CASH FLOWS

The net changes in non-cash working capital related to operations include:

	Year Ended December 31,		
	2004	2003	2002
(Increase) decrease in accounts receivable and related party receivables	$(3,480)	$2,876	$(3,649)
(Increase) decrease in inventories	(409)	(71)	1,782
Decrease (increase) decrease in prepaid expenses and deposits	89	(84)	2
Increase in accounts payable, accrued liabilities and related party payables	2,699	677	1,288
Increase (decrease) in deferred revenue	443	(192)	329
Increase in provision for future warranty costs	128	66	59
Net change in non-cash working capital	$ (530)	$3,272	$ (189)

NOTE 21 STOCK-BASED COMPENSATION

Stock Option Plans

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002, as required by amended CICA Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments*. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as a charge to stock-based compensation expense and a credit to contributed surplus. For year ended December 31, 2004 stock-based compensation expense of $326 was recognized. When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital. As of December 31, 2004, $353 has been reclassified from contributed surplus to share capital, as a result of stock option exercises.

Retroactive application of Section 3870 resulted in the opening balances of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002.

NOTE 21 STOCK-BASED COMPENSATION (Continued)

At December 31, 2004, the Company had issued 574 options to employees and directors to purchase common shares under its stock-based compensation plans (see Note 11).

Prior to the Company's adoption of the amended provisions of Section 3870 on January 1, 2004, the Company applied an intrinsic value based method to account for its stock-based compensation plans, and no compensation cost was recognized within the statement of operations for the years ended December 31, 2003 and 2002. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company's pro-forma net income and net income per share would have been as follows for the years ended December 31, 2003 and 2002:

		Year Ended December 31,	
		2003	2002
Net income from continuing operations	As reported	$3,100	$2,145
	Pro forma	$2,637	$1,755
Basic net income from continuing operations per share	As reported	$ 0.40	$ 0.28
	Pro forma	$ 0.34	$ 0.23
Diluted net income from continuing operations per share	As reported	$ 0.39	$ 0.27
	Pro forma	$ 0.33	$ 0.22
Net income	As reported	$3,460	$1,497
	Pro forma	$2,997	$1,107
Basic net income per share	As reported	$ 0.45	$ 0.19
	Pro forma	$ 0.39	$ 0.14
Diluted net income per share	As reported	$ 0.43	$ 0.19
	Pro forma	$ 0.38	$ 0.14

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2004, 2003 and 2002: dividend yield of 0%; expected lives of 10 years; a risk free interest rate of 4.3%, and expected volatility of 98% in 2004 and 2003 and 135% in 2002.

The weighted average fair value of options granted was U.S. $10.67 in 2004 (U.S. $2.06 in 2003 and U.S. $2.35 in 2002).

Phantom Share Plan

Effective January 1, 2004, the Company established a new Long Term Incentive Plan (LTI Plan), which authorized the grant of approximately 44 thousand phantom shares to employees of the Company. All grants of phantom shares under the LTI Plan have a three-year cliff vesting and would vest on December 31, 2006, if certain performance objectives are achieved. Payments to employees would be made in cash.

As of December 31, 2004, the Company estimated that the fair value of the granted and outstanding phantom shares was $1,844, based on a 20-day average price of the Company's common shares.

For the year ended December 31, 2004, the Company recognized $615 in compensation expense related to phantom shares.

NOTE 22 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a) ***Deferred Development Costs*** (see Note 7)

In the year ended December 31, 2004, the Company deferred $218 of development costs ($157 in 2003 and $125 in 2002) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the year ended December 31, 2004, the Company amortized $416 of deferred development costs ($196 in 2003 and $57 in 2002) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

b) ***Stock-Based Compensation***

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") 123 "Accounting for Stock-Based Compensation" establishes a fair value based method of accounting for stock-based compensation. Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123. For U.S. GAAP purposes, the Company continues to account for its stock-based compensation in accordance with APB Opinion 25 (see Note 22 (l)).

Effective January 1, 2004, under Canadian GAAP the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments*. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus. When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital. Retroactive application of Section 3870 resulted in the opening balances as at January 1, 2004 of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002. As indicated above, the Company continues to account for its stock-based compensation in accordance with APB 25 and thus these adjustments would not be recorded for U.S. GAAP purposes.

Under Canadian GAAP, the Company incurred stock-based compensation expense of $326 in the year ended December 31, 2004. For U.S. GAAP purposes, this expense would not have been included in the determination of net income.

c) ***Derivatives and Hedging Activities***

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard ("SFAS") No. 133, as amended by SFAS 137, SFAS 138 and SFAS 149 ("SFAS 133"). SFAS 133 establishes accounting and

NOTE 22 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net earnings. The Company's foreign exchange contracts have been accounted for as cash flow hedges.

d) ***Investment in Joint Ventures***

The accounts of the Company's 49.0% joint venture interest in Point, Inc. and former 48.7% joint venture interest in Mezure, Inc. (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company's investment in these joint ventures would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

In 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%. Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholders' equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

In addition, in 2003, the Company recognized a gain of $379 related to the liquidation of the remaining assets and liabilities of Mezure (see Note 18). Under U.S. GAAP, this gain would have been $571, since $192 characterized as goodwill under Canadian GAAP would have expensed on acquisition in 2001 (see Note 22(a)).

e) ***Intangibles Related to Acquisition of CMC Electronics OEM GPS Business***

On May 14, 2003, the Company acquired the CMC Electronics non-aviation GPS product line (see Note 19). The fair value of the net assets acquired included $497 in intangibles, comprised primarily of technology, product design, customer relationships and an established market presence. Under U.S. GAAP, when accounting for transfer of assets between entities under common control, the entity that receives the net assets or the equity interest would initially recognize the assets and liabilities transferred at their carrying amounts at the date of transfer. Any excess of consideration given over the controlling shareholders' carrying value would be accounted for as a reduction of equity.

f) ***Classification of Employee Relocation and Termination Costs***

In the year ended December 31, 2002, the Company included $128 of employee relocation and $84 of employee termination costs within other expense in the consolidated statement of operations (see Note 14). Under U.S. GAAP, these costs would be included within operating expenses.

NOTE 22 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

g) ***Provision for Future Warranty Costs***

The changes in the provision for future warranty costs during each of the years ended December 31, 2004, 2003 and 2002 are as follows:

	Year Ended December 31,		
	2004	2003	2002
Opening balance, beginning of period	$410	$344	$285
Additions to provision	312	220	203
Costs incurred	(184)	(154)	(144)
Ending balance, end of period	$538	$410	$344

h) ***Comprehensive Income***

U.S. GAAP utilizes the concept of comprehensive income, which includes net income and other comprehensive income. Currently there is no similar concept under Canadian GAAP. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges.

i) ***New Canadian and U.S. GAAP Accounting Pronouncements***

In January 2005, the Accounting Standards Board ("AcSB") of the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1530, *Comprehensive Income.* The new accounting standard provides a new location for recognizing certain gains and losses. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner.

In January 2005, the AcSB of the CICA issued Handbook Section 3855, *Financial Instruments — Recognition and Measurement*. The new accounting standard requires that all financial instruments, including derivatives are to be included on a company's balance sheet and measured, either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

In January 2005, the AcSB of the CICA issued Handbook Section 3865, *Hedges*. The new accounting standard extends existing requirements for hedge accounting and comprehensively specifies how hedge accounting should be performed.

The mandatory effective date for the new Sections 3855, 1530 and 3865 is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is in the process of evaluating the impact of these recently issued standards, but does not expect that the new standards will have a material impact on its financial position or results of operations.

In September 2001, the AcSB amended Accounting Guideline AcG-15, Consolidation of Variable Interest Entities. The amendments harmonize the Guideline with the corresponding FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), as revised in December 2003. The AcSB believes that, in general, the proposed amendments clarify the application of the basic requirements in the Guideline and reduce the number of circumstances in which the holder of a variable interest is required to consolidate a variable interest entity (VIE). The proposed amendments are expected to result in a more consistent

NOTE 22 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

application of consolidation principles to VIEs in accordance with the objective of requiring an enterprise to consolidate entities in which it has a controlling financial interest. The amended Guideline, issued September 1, 2004, remains effective for annual and interim periods beginning on or after November 1, 2004. The Company does expect this standard to have a material impact on its financial position or results of operations.

The Company is a reporting issuer in the United States and accordingly is required to reconcile the material differences between Canadian GAAP and U.S. GAAP.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), *Share-Based Payment*, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees.

SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award in the requisite service period (which is usually the vesting period). The standard also requires the Company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

The Company is required to apply SFAS No. 123(R) beginning with its fiscal year beginning January 1, 2006. SFAS 123(R) allows for either the "modified prospective method" or the "modified retrospective method" of recognizing compensation expense. Under the modified retrospective method, the Company must restate its previously issued financial statements to recognize the amounts the Company previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. Under both methods, the Company is permitted to use either a straight line or an accelerated method to amortize the costs as an expense for awards with graded vesting. The standard permits and encourages early adoption.

The Company has commenced its analysis of the impact of SFAS 123(R), but has not yet decided: (1) whether to elect to adopt early, (2) whether to use the modified prospective method or elect to use the modified retrospective method, and (3) whether to use straight line amortization or an accelerated method.

The Company is analysing the requirements of this new Statement and cannot currently quantify with precision the effect that this standard would have on the Company's financial position or results of operations in the future. If the Company were to adopt SFAS No. 123(R) using the modified retrospective method, the Company's net income under U.S. GAAP would have been $408,000 less than reported in the year ended December 31, 2004.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of "so abnormal" and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning

NOTE 22 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company's financial position, results of operations or cash flows.

In December 2003, the FASB revised FIN No. 46, "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities (defined as VIEs) in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. FIN No. 46(R) requires consolidation by a business of VIEs in which it is the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE. FIN No. 46(R) was effective for the company in the first quarter, and there was no material impact on its financial position, results of operations or cash flows from adoption.

In March 2004, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations", and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'", which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company does not expect the adoption of this consensus or FSP to have a material impact on its consolidated financial statements.

In June 2004, the FASB issued an exposure draft of a proposed Statement, "Fair Value Measurements" to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current US GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value

NOTE 22 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

to remeasure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.

The Emerging Issues Task Force issued EITF Abstract 03-13 (EITF 03-13) to provide guidance on applying SFAS 144, "Determining Whether to Report Discontinued Operations." SFAS 144 discusses when an entity should disclose a 'component' as discontinued operations. Under SFAS 144, a component should be disclosed as discontinued operations when continuing cash flows are eliminated and when there is no significant continuing involvement with the component. EITF 03-13 provides additional guidance on factors to consider in evaluating what constitutes continuing cash flows and continuing significant influence. This Statement is effective for fiscal periods beginning after December 15, 2004. The Company does not expect there to be any material impact on the consolidated financial statements upon adoption of the guidance.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104 "Revenue Recognition", which revises or rescinds portions of the revenue recognition interpretative guidance included in the SAB codification to make it consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to revenue recognition guidance no longer necessary due to developments in U.S. GAAP. SAB No. 104 also rescinds the Frequently Asked Questions and Answers document issued in conjunction with the release of SAB No. 101. The changes noted in SAB No. 104 did not have a material impact on the Company's financial position, results of operations, or cash flows.

j) ***Summary of the Differences Between Canadian and U.S. GAAP***

The effects of the above-noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Year Ended December 31,		
	2004	2003	2002
Net income from continuing operations — Canadian GAAP	$12,794	$3,100	$2,145
Adjustments to U.S. GAAP			
Deferred development costs (a)	(218)	(157)	(125)
Amortization of deferred development costs (a)	416	196	57
Stock-based compensation expense (b)	326	—	—
Amortization of intangibles acquired from CMC Electronics (e)	124	62	—
Net income from continuing operations — U.S. GAAP	$13,442	$3,201	$2,077
Net income (loss) from discontinued operations — Canadian GAAP	21	360	(648)
Adjustment to U.S. GAAP			
Gain on liquidation of Mezure, Inc. (d)	—	192	—
Gain on dilution of equity in Mezure, Inc. (d)	—	—	(121)
Income (loss) from discontinued operations — U.S. GAAP	21	552	(769)
Net income — U.S. GAAP	13,463	3,753	1,308
Net unrealised gain (loss) on foreign exchange contracts (c)	179	—	(48)
Reclassification to income of gains and losses on cash flow hedges	—	48	(1)
Comprehensive income	$13,642	$3,801	$1,259

NOTE 22 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Year Ended December 31, 2004	Year Ended December 31, 2003
Total Assets		
Canadian GAAP	$52,946	$35,572
Adjustments to U.S. GAAP		
Deferred development costs (a)	(2,359)	(2,557)
Fair value of financial instruments (c)	179	—
Reduction of intangibles acquired from CMC Electronics to carrying value (e)	(306)	(430)
U.S. GAAP	$50,460	$32,585
Total Shareholders' Equity		
Canadian GAAP	$40,093	$25,447
Adjustments to U.S. GAAP		
Deferred development costs (a)	(2,359)	(2,557)
Reduction of intangibles acquired from CMC Electronics to carrying value (e)	(492)	(492)
Amortization of intangibles acquired from CMC Electronics (e)	186	62
U.S. GAAP — before other comprehensive income	37,428	22,460
Accumulated other comprehensive income	179	—
U.S. GAAP — including accumulated other comprehensive income	$37,607	$22,460

k) ***Net Income (Loss) per Share***

Net income (loss) per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Year Ended December 31,					
	Canadian GAAP			U.S. GAAP		
	Net Income (Loss) per Share — Basic			Net Income (Loss) per Share — Basic		
	2004	2003	2002	2004	2003	2002
Continuing operations	$1.59	$0.40	$ 0.28	$1.67	$0.41	$ 0.27
Discontinued operations	—	0.05	(0.09)	—	0.08	(0.10)
Net income per share	$1.59	$0.45	$ 0.19	$1.67	$0.49	$ 0.17
	Net Income (Loss) per Share — Diluted			Net Income (Loss) per Share — Diluted		
	2004	2003	2002	2004	2003	2002
Continuing operations	$1.51	$0.39	$ 0.27	$1.58	$0.40	$ 0.27
Discontinued operations	—	0.04	(0.08)	—	0.07	(0.10)
Net income per share	$1.51	$0.43	$ 0.19	$1.58	$0.47	$ 0.17

NOTE 22 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

l) *Stock-Based Compensation*

Statement of Financial Accounting Standards (SFAS) 123 "Accounting for Stock-Based Compensation" establishes a fair value based method of accounting for stock-based compensation. Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123. Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, the Company would have accounted for its stock-based compensation in accordance with APB Opinion 25.

At December 31, 2004, the Company had issued to employees and directors 574 options (855 in 2003 and 974 in 2002) to purchase common shares under its stock-based compensation plans (see Note 11). As the Company would have applied APB Opinion 25 and related Interpretations in accounting for its plans, no compensation cost would have been recognized within the statement of operations under U.S. principles in 2004, 2003 and 2002. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company's pro forma net income from continuing operations and net income per share would have been as follows:

		Year Ended December 31		
		2004	2003	2002
Net income from continuing operations — U.S. GAAP	As reported	$13,442	$3,201	$2,077
Less: Fair value of stock options		408	463	390
Net income from continuing operations — U.S. GAAP	Pro forma	$13,034	$2,738	$1,687
Net income from continuing operations — earnings per share (basic)	As reported	$ 1.67	$ 0.41	$ 0.27
	Pro forma	$ 1.62	$ 0.35	$ 0.22
Net income from continuing operations — earnings per share (diluted)	As reported	$ 1.58	$ 0.40	$ 0.27
	Pro forma	$ 1.53	$ 0.34	$ 0.22
Net income — U.S. GAAP	As reported	$13,463	$3,753	$1,308
Less: Fair value of stock options		408	463	390
Net income — U.S. GAAP	Pro forma	$13,055	$3,290	$ 918
Net income — earnings per share (basic)	As reported	$ 1.67	$ 0.49	$ 0.17
	Pro forma	$ 1.62	$ 0.43	$ 0.12
Net income — earnings per share (diluted)	As reported	$ 1.58	$ 0.47	$ 0.17
	Pro forma	$ 1.54	$ 0.41	$ 0.12

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2004, 2003 and 2002: dividend yield of 0%; expected lives of 10 years; a risk free interest rate of 4.3%, and expected volatility of 98% in 2004 and 2003 and 135% in 2002.

NOTE 22 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

m) ***Consolidated Statement of Cash Flows***

The effects of the differences between Canadian and U.S. GAAP on the consolidated statement of cash flows are as follows:

	Year Ended December 31,		
	2004	2003	2002
Cash flow provided by operations — Canadian GAAP	$12,504	$ 8,013	$ 3,162
Adjustments to U.S. GAAP			
Deferred development costs (a)	(218)	(157)	(125)
Royalty payment relating to CMC Electronics' OEM GPS business (e)	(261)	(82)	—
Cash flow provided by operations — U.S. GAAP	$12,025	$ 7,774	$ 3,037
Cash flow provided by financing activities — Canadian GAAP	$ 598	$ 1,308	$ 435
Adjustments to U.S. GAAP	—	—	—
Cash flow provided by financing activities — U.S. GAAP	$ 598	$ 1,308	$ 435
Cash used in investing activities — Canadian GAAP	$(6,598)	$(8,576)	$(3,835)
Adjustments to U.S. GAAP			
Deferred development costs (a)	218	157	125
Royalty payment relating to CMC Electronics' OEM GPS business (e)	261	82	—
Cash used in investing activities — U.S. GAAP	$(6,119)	$(8,337)	$(3,710)

n) ***Accounts Payable and Accrued Liabilities***

The following is the breakdown of accounts payable and accrued liabilities:

	Year Ended December 31,	
	2004	2003
Accounts payable and accrued trade liabilities	$4,327	$3,632
Accrued salaries, incentive plans and other employee-related obligations	4,031	1,745
Accrued dealer and agent commissions	271	137
Other	519	354
Total	$9,148	$5,868

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of NovAtel Inc.,

We have audited the consolidated financial statements of NovAtel Inc. as at December 31, 2004 and 2003, and for each of the years in the three year period ended December 31, 2004, and have issued our reports thereon dated January 28, 2005 (which audit report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada — U.S. Reporting Differences referring to changes in accounting principles that have a material effect on the comparability of the Company's financial statements and changes in accounting principles that have been implemented in the Company's financial statements); such financial statements and reports are included in the 2004 Annual Report on Form 20-F. Our audits also included the financial statement schedules of NovAtel Inc. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Deloitte & Touche LLP.

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Canada
January 28, 2005

SCHEDULE II
Valuation and Qualifying Accounts
(in thousands)

2002	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for doubtful accounts and provision for sales returns	$ 676	587	(186)	$1,077
Provision for future warranty costs	$ 285	203	(144)	$ 344

2003	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for doubtful accounts and provision for sales returns	$1,077	430	(429)	$1,078
Provision for future warranty costs	$ 344	220	(154)	$ 410

2004	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for doubtful accounts and provision for sales returns	$1,078	215	(86)	$1,207
Provision for future warranty costs	$ 410	312	(184)	$ 538

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EXHIBIT INDEX

Exhibit Number	Exhibit
3.1	Restated Articles of Incorporation of Registrant.(1)
3.2	Restated Bylaws of Registrant.(7)
4.1	Form of Common Stock Certificate.(1)
10.1	Directors Stock Option Plan.(1)
10.2	Stock Option Plan with form of stock option agreement.(1)
10.3	Form of Indemnification Agreement to be entered into between Registrant and certain directors and officers.(1)
10.4	Employment Agreement dated July 1, 1997 between NovAtel Inc. and Werner Gartner.(3)
10.5	Lease Agreement (Building) dated January 29, 1999 between Christian Schumacher and NovAtel Inc.(2)
10.6	Agreement made effective July 20, 1999 between NovAtel Inc. and Sokkia Co., Ltd.(4)
10.7	License Agreement made effective August 1, 1999 between NovAtel Inc., Sokkia Co., Ltd. and Point, Inc.(4)
10.8	Operating Loan Credit Facility Letter from HSBC Bank Canada made effective November 6, 2000.(5)
10.9	Amendment made effective January 26, 2001 to Operating Loan Credit Facility Letter from HSBC Bank Canada.(5)
10.10	Employment Agreement dated April 5, 2004 between NovAtel Inc. and Jonathan W. Ladd.(7)
10.11	Operating Line of Credit Facility Letter from The Toronto Dominion Bank dated June 5, 2002.(6)
10.12	Employment Agreement dated November 20, 1996 between NovAtel Inc. and Patrick C. Fenton.(7)
*10.13	Change of Control Agreement dated April 5, 2004 between NovAtel Inc. and Leica Geosystems A.G., CMC Electronics Inc., and Oncap L.P.(7)
10.14	2004 Employee Long-term Incentive Plan.
21.1	List of Subsidiaries.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.

(1) Incorporated by reference to Registrant's registration statement on Form F-1 (Registration Statement No. 333-6088).

(2) Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 1998.

(3) Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 1997.

(4) Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 1999.

(5) Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 2000.

(6) Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 2002.

(7) Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 2003.

* Certain portions of this agreement have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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EXHIBIT 10.14

2004

Employee Long-term Incentive Plan

NovAtel Inc.

SECTION 1 — PLAN OBJECTIVES

1.1 The objectives of the NovAtel Inc. Employee Long Term Incentive Plan are as follows:

- To encourage the participants to direct their efforts on sustained growth of share holder value by focusing on revenue growth, operating profit growth, and the long term success of the Company.
- To reward the participants for achieving or exceeding pre-determined long term objectives which are key measures to the Company's success.
- To align the interests of participants with those of the shareholders.
- To retain and recruit key employees.

SECTION 2 — DEFINITIONS

For the purposes of the Plan, the words and expressions defined below shall have the following meaning:

2.1 "Board of Directors" means the board of Directors of the Company.

2.2 "Company" means NovAtel Inc.

2.3 "Participant" means a permanent employee at the time the Agreement in Appendix A of this Plan is duly executed, provided the Participant signs it within the prescribed time limit.

2.4 "Phantom Share" means a fictional share of the Company.

2.5 "Plan" means this 2004 Employee Long Term Incentive plan as well as any appendices thereto which are an integral part thereof.

2.7 In this Plan, except if otherwise required by the context, the singular shall include the plural and vice-versa, and the masculine shall include the feminine and vice-versa.

SECTION 3 — EFFECTIVE DATE

3.1 January 1, 2004.

SECTION 4 — ELIGIBILITY AND PARTICIPATION

4.1 All permanent employees at the time of grant shall be eligible to participate in the Plan.

4.2 An employee becomes a Participant following a notice to this effect from the Board of Directors and the execution of the appendix attached hereto (Appendix A) within 30 days of the date the Phantom Shares are granted.

SECTION 5 — ADMINISTRATION AND INTERPRETATION OF PLAN

5.1 Plan Obligations

The Board of Directors is ultimately responsible for the Plan, which, without limiting its scope, includes all actions to be taken with respect to its implementation, continuation, operation, amendment, suspension or termination at any time.

5.2 Management and Interpretation of the Plan

The Board of Directors designates the overall responsibility for the plan to the Compensation Committee which may delegate day to day administration of the plan to company management, including the interpretation of its rules and amendments thereto, as well as recommendations with respect to the granting of Phantom Shares to Participants.

5.3 Amendment, change, suspension or termination of the Plan

The Plan may not be amended, changed, suspended or terminated unless such action does not affect the rights of Participants under the Plan with respect to Phantom Shares already granted, or unless the participants have given their written consent, or unless specifically provided for in this agreement.

SECTION 6 — DESCRIPTION OF THE 2004 PLAN

6.1 2004 Plan Funding

The 2004 plan initial funding is equal to **11%** of the agreed upon 2004 beginning Operating profit projections or $544,000.

6.2 Opening value of shares

The opening value of the 2004 Phantom Share grant will be determined by using a 20 day average closing price of the NovAtel shares from December 17, 2003 to January 15, 2004.

6.3 Number of Phantom Shares available for issuance

The number of shares available for issuance is determined by dividing the Opening Value of a share calculated in 6.2 by the initial funding amount established in 6.1.

6.4 Term of grants

All grants made under this Plan will have a three-year term which will end on December 31, 2006.

6.5 Level of grants

Subject to Board of Directors approval, the number of phantom shares granted under the Plan will be a function of the NovAtel Stock price at the time of grant (see 6.1) and based on a percentage of salary. The grant policy will be as follows:

Position / Level	Grant (as a percentage of salary)
CEO	25%
VP	15 - 20%
Director (employee)	10 - 12.5%
Senior Key Employees	5 - 7%
Other Employees	2 - 5%

6.6 Vesting

Phantom Shares granted under the Plan will be subject to performance vesting conditions. Vesting will be determined on December 31, 2006 and will be based on pre-set performance objectives for Revenue and Operating Income. These performance conditions have been set as follows for the 2004 grant:

	Base Year: 2003	2004 Grants (2004 - 2006 Cumulative Total)
Cumulative Revenue	$38.7M	$169.04M
Cumulative Operating Income	$3.6M	$21.98M

Weighting	Performance Metric	
50%	Revenue ($M)	$169.04
	% of Target Achieved	100%
	% of Phantom Shares Vested	100%
50%	Operating Income ($M)	$ 21.98
	% of Target Achieved	100%
	% of Phantom Shares Vested	100%

SECTION 7 — PAYMENT

7.1 Payment with respect to each grant under the Plan will be made in cash, 60 days following the third anniversary of the grant (December 31, 2006), subject to approval of the December 31, 2006 year end audited financial results.

7.2 The dollar value of a Phantom Share grant at the time of payment will be determined by multiplying

- the number of phantom shares included in the grant times (x)
- The closing value based on 20 day average closing price, of the NovAtel shares (10 trading days prior to December 31, 2006 and 10 trading days after December 31, 2006).

SECTION 8 — TERMINATION OF EMPLOYMENT

8.1 Participants whose employment terminates during a grant term will lose eligibility in the Plan and will not be entitled to any payment related to the grant term.

Participants whose employment terminates after the end of the grant term will be eligible to a payment, if and when such payment is made to the other participants.

SECTION 9 — CHANGE OF CONTROL AND OTHER TRANSFORMATIVE EVENTS

9.1 The Plan will be liquidated and amounts payable to participants will be paid out in the event of a change of control of NovAtel.

The amount payable will be pro rated based on months of completed service within the Plan term, and relative success in achieving the performance targets to the most recent completed quarter.

A Change of Control for purposes of Section 9 is deemed to occur when any "Person", as such term is used in sections 13(d) and 14(d) of the United States Securities and Exchange Act of 1934 (the "Exchange Act") (other than the Corporation, a subsidiary or an employee benefit plan of the corporation, including any trustee of such plan acting as trustee), together with all affiliates and associates of such Person, becomes, after the date of this Plan, the "beneficial owner" (as defined in rule 13d-3 under the Exchange Act), of 50% or more of the Common Shares then outstanding.

The value of the Phantom Shares will be based on the 20 day average closing price prior to the date of the announcement or occurrence (whatever occurs first) of the above events.

9.2 Any other Transformative event will have its financial impact either be isolated from the objective of this plan or will be added into the results at an agreed upon amount.

SECTION 10 — NON-ASSIGNABILITY OF PHANTOM SHARES

10.1 A Participant's rights under the Plan are not transferable nor can they be disposed of, sold, given as a guarantee, hypothecated or encumbered by the Participant, except by will or pursuant to applicable laws of succession. As a result, during the grant term, Participant's rights can only be exercised by the Participant. The Participant's obligations shall be binding upon his heirs, the liquidators of his succession and his administrators.

SECTION 11 — UNRESTRICTED FREE ADMINISTRATION

11.1 No Plan provision shall be construed as restricting the Company's free administration of its business.

SECTION 12 — NO EMPLOYMENT GUARANTEES

12.1 A Participant's eligibility to participate in the Plan cannot in itself be construed as an employment contract between the Company and the Participant nor as a condition for the Participant's employment. No Plan provision shall be construed as conferring to a Participant the right to continue to be employed by the Company or to limit the Company's rights to fully exercise its management rights and, among other things, to end the Participant's employment at any time and for whatever reason without regard to the effect that such action may have on his participation in the Plan or on the advantages that he or his legal representatives may obtain from it.

SECTION 13 — TAX IMPLICATIONS

13.1 The Company shall not assume any responsibility, except the responsibility to deduct any withholding tax obligations, with respect to the tax implications for a Participant arising from his participation in the Plan. The Participant is expected to consult his tax advisors with respect to this matter.

SECTION 14 — APPLICABLE LAWS

14.1 The Plan provisions shall be governed and interpreted in accordance with the applicable laws of the Province of Alberta and Canada.

Appendix A — Agreement

AGREEMENT ENTERED INTO ON ____________

BETWEEN **NovAtel Inc.**, a legally incorporated Company with head office at 1120, 68th Avenue NE, Calgary, Alberta T2E 8S5

(Hereinafter called the "Company")

AND: ______________________________ employee of NovAtel Inc.,

(Hereinafter called the "Participant")

WHEREAS the Company has set up a 2004 Long Term Incentive Plan for the employees of the Company for 2004 (hereinafter called the "Plan");

WHEREAS the Board of Directors of the Company has designated the Participant as being eligible to participate in the Plan;

WHEREAS the Participant accepts to participate in the Plan and shall be granted Phantom Shares under the terms and conditions provided for under the Plan.

NOW WHEREFORE, THE PARTIES HERETO AGREED AS FOLLOWS

1. The Participant acknowledges having read the rules of the Plan attached to this agreement and which are an integral part thereof.
2. The Participant hereby expressly accepts each and every one of the provisions of the rules of the Plan.
3. The Participant agrees and accepts to participate in the Plan and to remain a Plan Participant until he shall no longer hold any rights under the Plan.
4. The number of Phantom Shares granted is ______, on ________________ at the price of $______ per Phantom Share,
5. The granting of Phantom Share shall be subject to the return of this Agreement duly executed by the Participant within 30 days of the date mentioned in 4 hereinabove.

NovAtel Inc.

______________________________ ________________

Date

______________________________ ________________

Participant's signature Date

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EXHIBIT 21.1

NOVATEL INC.

LIST OF SUBSIDIARIES

The Company has four U.S. subsidiaries. None of these are a "significant subsidiary."

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EXHIBIT 23.1

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statements No. 333-98603, 333-9216, 333-6502, and 333-6500 on Forms S-8 of our reports dated January 28, 2005 (which audit report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada — U.S. Reporting Differences referring to changes in accounting principles that have a material effect on the comparability of the Company's financial statements and changes in accounting principles that have been implemented in the Company's financial statements) relating to the consolidated financial statements of NovAtel Inc. appearing in this Annual Report on Form 20-F of NovAtel Inc. for the year ended December 31, 2004.

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Canada
May 18, 2005

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EXHIBIT 31.1

CERTIFICATION

I, JONATHAN W. LADD, certify that:

1. I have reviewed this annual report on Form 20-F of NovAtel Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: May 24, 2005

Jonathan W. Ladd
(Principal Executive Officer)

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EXHIBIT 31.2

CERTIFICATION

I, WERNER GARTNER, certify that:

1. I have reviewed this annual report on Form 20-F of NovAtel Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: May 24, 2005

Werner Gartner
(Principal Financial Officer)

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EXHIBIT 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying annual report on Form 20-F for the fiscal year ended December 31, 2004 (the "Report") of NovAtel Inc., I, Jonathan Ladd, President and Chief Executive Officer, of NovAtel Inc., hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

1. such Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. the information contained in such Report fairly represents, in all material respects, the financial condition and results of operations of NovAtel Inc.

Date: May 24, 2005

Jonathan W. Ladd
President and Chief Executive Officer

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EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying annual report on Form 20-F for the fiscal year ended December 31, 2004 (the "Report") of NovAtel Inc., I, Werner Gartner, Executive Vice President and Chief Financial Officer, of NovAtel Inc., hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

1. such Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. the information contained in such Report fairly represents, in all material respects, the financial condition and results of operations of NovAtel Inc.

Date: May 24, 2005

Werner Gartner
Executive Vice President and Chief Financial Officer